    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1994
                                                       Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                           --------------------------
                         MERCANTILE BANCORPORATION INC.
            (Exact name of registrant as specified in its charter)
           MISSOURI                           6712                 43-0951744
(State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification
                                                                    Number)
                                 P.O. Box 524
                       St. Louis, Missouri  63166-0524
                                (314) 425-2525
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------
                               RALPH W. BABB, JR.
                                 Vice Chairman
                         Mercantile Bancorporation Inc.
                                  P.O. Box 524
                        St. Louis, Missouri  63166-0524
                                (314) 425-2525
   (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                           --------------------------
                                    Copy to:
 JON W. BILSTROM, ESQ.       ROBERT M. LaROSE, ESQ.    ROBIN V.W. FOSTER, ESQ.
  General Counsel and         Thompson & Mitchell     Blackwell Sanders Matheny
       Secretary             One Mercantile Center         Weary & Lombardi
Mercantile Bancorporation     St. Louis, Missouri       Two Pershing Square,
         Inc.                         63101                   Ste. 1100
    P.O. Box 524                (314) 231-7676          Kansas City, Missouri
 St. Louis, Missouri                                             64108
     63166-0524                                             (816) 274-6800
   (314) 425-2525

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                            ------------------------

                                                  CALCULATION OF REGISTRATION FEE
===================================================================================================================================
     Title of each class of                Amount to be        Proposed maximum           Proposed maximum            Amount of
  securities to be registered               registered        offering price per    Aggregate offering price<F2>   registration fee
                                                                   unit<F2>
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $5.00 par value <F1>           2,625,533             $18.38                   $80,832,979              $27,873.64
                                               shares
====================================================================================================================================

<F1>  Includes one attached Preferred Share Purchase Right per share.

<F2>  Estimated solely for purposes of computing the Registration Fee pursuant to the provisions of Rule 457(f), and based upon the average of the high and low sale prices of the Common Stock, $1.00 par value, of Central Mortgage Bancshares, Inc. as reported by Nasdaq on November 18, 1994, of which up to 4,397,877 shares will be cancelled or received by the registrant in the exchange.

                           --------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

                               MERCANTILE BANCORPORATION INC.

                   CROSS REFERENCE SHEET FURNISHED PURSUANT TO ITEM 501(b)
                 OF REGULATION S-K SHOWING HEADING OR LOCATION IN PROSPECTUS
                   OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-4
                 -----------------------------------------------------------

Form S-4 Item Number and Caption                            Heading or Location in Prospectus
- --------------------------------                            ---------------------------------

   A.  Information about the Transaction

       1.   Forepart of Registration                            Facing Page; Cross Reference Sheet; Outside
            Statement and Outside Front                         Front Cover Page of Prospectus
            Cover Page of Prospectus>>


       2.   Inside Front and Outside Back                       Available Information; Incorporation of
            Cover Pages of Prospectus                           Certain Information by Reference; Table of
                                                                Contents

       3.   Risk Factors, Ratio of Earnings                     Summary Information; Pro Forma Financial
            to Fixed Charges and Other                          Information
            Information

       4.   Terms of the Transaction                            Summary Information; Incorporation of
                                                                Certain Information by Reference; Terms of
                                                                the Proposed Merger; Certain Federal
                                                                Income Tax Consequences of the Merger;
                                                                Information Regarding MBI Common Stock

       5.   Pro Forma Financial                                 Pro Forma Financial Information
            Information

       6.   Material Contacts with the                          Summary Information; Terms of the
            Company Being Acquired                              Proposed Merger

       7.   Additional Information Required                     Not Applicable
            for Reoffering by Persons and
            Parties Deemed to be
            Underwriters

       8.   Interests of Named Experts and                      Legal Matters
            Counsel

       9.   Disclosure of Commission                            Not Applicable
            on Indemnification for
            Securities Act Liabilities


                                    - i -

Form S-4 Item Number and Caption                            Heading or Location in Prospectus
- --------------------------------                            ---------------------------------


   B.  Information About the Registrant

       10.   Information with Respect to S-3                    Incorporation of Certain Information by
             Registrants                                        Reference; Summary Information;
                                                                Information Regarding MBI Common Stock

       11.   Incorporation of Certain                           Incorporation of Certain Information by
             Information by Reference                           Reference

       12.   Information with Respect to S-2                    Not Applicable
             or S-3 Registrants

       13.   Incorporation of Certain                           Not Applicable
             Information by Reference

       14.   Information with Respect to                        Not Applicable
             Registrants Other Than S-2 or
             S-3 Registrants

   C.  Information About the Company Being Acquired

       15.   Information with Respect to S-3                    Not Applicable
             Companies

       16.   Information with Respect to S-2                    Not Applicable
             or S-3 Companies

       17.   Information with Respect to                        Summary Information; Information
             Companies Other Than S-2 or                        Regarding Central Mortgage
             S-3 Companies

   D.  Voting and Management Information

       18.   Information if Proxies, Consents                   Information Regarding Special Meeting;
             or Authorizations are to be                        Incorporation of Certain Information by
             Solicited                                          Reference; Rights of Dissenting Shareholders
                                                                of Central Mortgage; Information Regarding
                                                                Central Mortgage

       19.   Information if Proxies, Consents                   Not Applicable
             or Authorizations are not to be
             Solicited in an Exchange Offer

                       [CENTRAL MORTGAGE BANCSHARES, INC.]

                              ---------------, 1995
Dear Fellow Shareholder:

      The Board of Directors cordially invites you to attend a Special Meeting of Shareholders of Central Mortgage Bancshares, Inc. ("Central Mortgage") to be held at ----- -.-., Central Time, on ---------,
- -------------, at Blue Springs Country Club, 1600 North Circle Drive, Blue Springs, Missouri (the "Special Meeting"). At this important meeting, you will be asked to consider and vote upon the Amended and Restated Agreement and Plan of Merger dated as of November 1, 1994 (the "Merger Agreement"), pursuant to which Central Mortgage will be merged with and into a wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI").

      I have enclosed the following items relating to the Special Meeting and the merger:

      1.    Proxy Statement/Prospectus;

      2.    Proxy card; and

      3. A pre-addressed return envelope to Central Mortgage for the proxy card.

The Proxy Statement/Prospectus and related proxy materials set forth, or incorporate by reference, financial data and other important information relating to Central Mortgage and MBI and describe the terms and conditions of the proposed merger. The Board of Directors requests that you carefully review these materials before completing the enclosed proxy card or attending the Special Meeting.

      THE BOARD OF DIRECTORS OF CENTRAL MORTGAGE CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AS BEING IN THE BEST INTEREST OF CENTRAL MORTGAGE AND ITS SHAREHOLDERS. THE CENTRAL MORTGAGE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.
                       ---

      APPROVAL OF THE MERGER AGREEMENT BY THE CENTRAL MORTGAGE
SHAREHOLDERS IS A CONDITION TO THE CONSUMMATION OF THE MERGER. Accordingly, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, date and sign the enclosed proxy card and return it to Central Mortgage in the enclosed pre-addressed envelope, which requires no postage if mailed within the United States. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. You may revoke your proxy by delivering to the Secretary of Central Mortgage a written notice of revocation or another proxy relating to the same shares bearing a later date than the proxy being revoked or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute a revocation of an earlier dated proxy.

      If you need assistance in completing your proxy card or if you have any questions about the Proxy Statement/Prospectus, please feel free to contact -------------------- at (816) ------------.

                                      Sincerely,


                                      Lynn A. Harmon
                                      Chairman and Chief Executive Officer

                        CENTRAL MORTGAGE BANCSHARES, INC.
                           4435 Main Street, Suite 100
                        Kansas City, Missouri  64111-1856

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                   To Be Held
                               ------------, 1995

TO THE SHAREHOLDERS OF CENTRAL MORTGAGE:

      Notice is hereby given that a Special Meeting of Shareholders of CENTRAL MORTGAGE BANCSHARES, INC., a Missouri corporation ("Central Mortgage"), will be held at Blue Springs Country Club, 1600 North Circle Drive, Blue Springs, Missouri on --------, ------------, 1995, at ---------
Central Time, for the following purposes:

      (1) To consider and vote upon the adoption and approval of the Amended and Restated Agreement and Plan of Merger dated as of November 1, 1994, pursuant to which Central Mortgage will be merged (the "Merger") with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI"), in a transaction which would result in the business and operations of Central Mortgage being continued through such wholly owned subsidiary, and whereby, upon the consummation of the Merger, each share of Central Mortgage Common Stock will be converted into the right to receive .5970 of a share of MBI Common Stock, as set forth in detail in the attached Proxy Statement/Prospectus.

      (2) To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

      The record date for determining the shareholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof has been fixed as of the close of business on
- ----------------.

      WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.


                                  BY ORDER OF THE BOARD OF DIRECTORS

                                  Tom D. Harmon
                                  Secretary
Kansas City, Missouri
- ----------, 1994

                 SUBJECT TO COMPLETION DATED NOVEMBER 21, 1994


                         MERCANTILE BANCORPORATION INC.
                                   PROSPECTUS

                               ------------------

                        CENTRAL MORTGAGE BANCSHARES, INC.
                                 PROXY STATEMENT
                         SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON ------------, 1995

      This Prospectus of Mercantile Bancorporation Inc. ("MBI") relates to up to 2,625,533 shares of Common Stock, $5.00 par value, and attached Preferred Share Purchase Rights (the "Rights"), of MBI (the Common Stock and Rights are collectively referred to herein as the "MBI Common Stock"), to be issued to the shareholders of Central Mortgage Bancshares, Inc., a Missouri corporation ("Central Mortgage"), upon consummation of the proposed merger (the "Merger") of Central Mortgage with and into Ameribanc, Inc., a Missouri corporation ("ABNK") which is a wholly owned subsidiary of MBI. Upon receipt of the requisite shareholder and regulatory approvals, the Merger will be consummated pursuant to the terms of the Agreement and Plan of Merger dated as of September 21, 1994, as amended and restated as of November 1, 1994
(the "Merger Agreement"), by and among MBI, ABNK and Central Mortgage.
This Prospectus also serves as the Proxy Statement of Central Mortgage for use in connection with the Special Meeting of Shareholders of Central Mortgage (the "Special Meeting"), which will be held on ------------, 1995, at the time and place and for the purposes stated in the Notice of Special Meeting of Shareholders accompanying this Proxy Statement/Prospectus.

      Pursuant to the Merger, MBI will issue up to an aggregate of 2,625,533 shares of MBI Common Stock. Upon consummation of the Merger, the business and operations of Central Mortgage will be continued through ABNK and each share of Central Mortgage common stock, $1.00 par value ("Central Mortgage Common Stock") will be converted into the right to receive .5970 of a share of MBI Common Stock. The fair market value of MBI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. See "TERMS OF THE PROPOSED MERGER - General Description of the Merger." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. See "TERMS OF THE PROPOSED MERGER - Fractional Shares."

      The transaction is intended to qualify as a tax-deferred reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). The Merger generally is intended to achieve certain tax-deferral benefits for federal income tax purposes for Central Mortgage shareholders. See "SUMMARY INFORMATION - Federal Income Tax Consequences in General" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

      MBI Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MTL." On ----------, 1994 the closing sale price for MBI Common Stock as reported on the NYSE Composite Tape was $-----.

      This Proxy Statement/Prospectus, the Notice of Special Meeting and the form proxy were first mailed to the shareholders of Central Mortgage on or about ----------, 1994.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Proxy Statement/Prospectus is ----------, 1994.

                              AVAILABLE INFORMATION
                              ---------------------

            MBI and Central Mortgage are subject to the informational requirements of the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by MBI and Central Mortgage with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center,
New York, New York 10048 and Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. MBI Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning MBI are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Central Mortgage Common Stock is quoted on the Nasdaq National Market System ("Nasdaq"), and such reports, proxy statements and other information concerning Central Mortgage are available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

            This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by MBI with the Commission. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Proxy Statement/Prospectus provide a summary of the contents of any contract or other document referenced herein but are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.


         INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
         -------------------------------------------------

            THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO MBI, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN
OR ORAL REQUEST TO JON W. BILSTROM, GENERAL COUNSEL AND SECRETARY, MERCANTILE BANCORPORATION INC., P.O. BOX 524, ST. LOUIS, MISSOURI 63166-0524, TELEPHONE (314) 425-2525. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY
- ----------, 1994.

            The following documents filed with the Commission by MBI under the Exchange Act are incorporated herein by reference:

            (a)   MBI's Report on Form 10-K for the year ended
                  December 31, 1993.

            (b) MBI's Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994.

            (c) MBI's Current Reports on Form 8-K dated February 11, 1994, June 17, 1994 and October 3, 1994.

            (d)   The description of MBI's Common Stock set forth in
                  Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

            (e) The description of MBI's Preferred Share Purchase Rights set forth in Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

            All documents filed by MBI pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and until the date of the Special Meeting shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. The information relating to MBI contained in this Proxy Statement/Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a subsequent statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

            Any statements contained in this Proxy Statement/Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

            NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MBI OR CENTRAL MORTGAGE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY
ANY SECURITIES OTHER THAN THE SHARES OF MBI COMMON STOCK TO WHICH
IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MBI OR CENTRAL MORTGAGE OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                                      TABLE OF CONTENTS
                                                                                       Page
                                                                                       ----

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE. . . . . . . . . . . . . . . . . . . .  2

SUMMARY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
      Business of MBI. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
      Business of ABNK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
      Business of Central Mortgage . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
      The Proposed Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
      Other Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
      Special Meeting of Central Mortgage Shareholders . . . . . . . . . . . . . . . . .  9
      Reasons for the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
      Opinion of Financial Advisor to Central Mortgage . . . . . . . . . . . . . . . . . 10
      Fractional Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
      Waiver and Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
      Federal Income Tax Consequences in General . . . . . . . . . . . . . . . . . . . . 11
      Regulatory Approval. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
      Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
      Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
      Markets and Market Prices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
      Comparative Unaudited Per Share Data . . . . . . . . . . . . . . . . . . . . . . . 13
      Summary Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

INFORMATION REGARDING SPECIAL MEETING. . . . . . . . . . . . . . . . . . . . . . . . . . 17
      General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
      Date, Time and Place . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
      Record Date; Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
      Voting and Revocation of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . 17
      Solicitation of Proxies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

TERMS OF THE PROPOSED MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
      General Description of the Merger. . . . . . . . . . . . . . . . . . . . . . . . . 19
      Other Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
      Background of and Reasons for the Merger; Board Recommendations. . . . . . . . . . 22
      Opinion of Financial Advisor to Central Mortgage . . . . . . . . . . . . . . . . . 24
      Conditions of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
      Termination of the Merger Agreement. . . . . . . . . . . . . . . . . . . . . . . . 29
      Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
      Closing Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
      Surrender of Central Mortgage Stock Certificates and Receipt of MBI
            Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
      Fractional Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
      Regulatory Approval. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
      Business Pending the Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
      Waiver and Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
      Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
      Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . 34

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. . . . . . . . . . . . . . . . . . 35


                                    - 4 -

                                                                                       Page
                                                                                       ----

RIGHTS OF DISSENTING SHAREHOLDERS OF CENTRAL MORTGAGE. . . . . . . . . . . . . . . . . . 38

PRO FORMA FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39
      Comparative Unaudited Per Share Data . . . . . . . . . . . . . . . . . . . . . . . 39
      Pro Forma Combined Consolidated Financial Statements (Unaudited) . . . . . . . . . 40

INFORMATION REGARDING CENTRAL MORTGAGE . . . . . . . . . . . . . . . . . . . . . . . . . 49
      Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
      Management's Discussion and Analysis of Financial Condition and
            Results of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . 55
      Results of Operation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 56
      Financial Condition, Capital Resources and Liquidity . . . . . . . . . . . . . . . 60
      Impact of Future Accounting Pronouncements . . . . . . . . . . . . . . . . . . . . 72
      Results of Operation (Third Quarter Comparison). . . . . . . . . . . . . . . . . . 72
      Financial Condition (Third Quarter Comparison) . . . . . . . . . . . . . . . . . . 74
      Liquidity and Capital Resources (Third Quarter Comparison) . . . . . . . . . . . . 75
      Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75
      Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75
      Security Ownership of Certain Beneficial Owners and Management . . . . . . . . . . 75

INFORMATION REGARDING MBI STOCK. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 77
      Description of MBI Common Stock and Attached Preferred Share
            Purchase Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 77
      Restrictions on Resale of MBI Stock by Affiliates. . . . . . . . . . . . . . . . . 78
      Comparison of the Rights of Shareholders of MBI and Central
            Mortgage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79

SUPERVISION AND REGULATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 82
      General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 82
      Certain Transactions with Affiliates . . . . . . . . . . . . . . . . . . . . . . . 82
      Payment of Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 82
      Capital Adequacy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 83
      FDIC Insurance Assessments . . . . . . . . . . . . . . . . . . . . . . . . . . . . 84
      Support of Subsidiary Banks. . . . . . . . . . . . . . . . . . . . . . . . . . . . 84
      FIRREA and FDICIA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 85
      Depositor Preference Statute . . . . . . . . . . . . . . . . . . . . . . . . . . . 86
      The Interstate Banking and Community Development Legislation . . . . . . . . . . . 86

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . . . . 87

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 87

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 87

OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88

SHAREHOLDER PROPOSALS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88

CONSOLIDATED FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 89


                                    - 5 -

                                                                                       Page
                                                                                       ----

ANNEXES

Annex A --    Opinion of Stifel, Nicolaus & Company, Incorporated. . . . . . . . . . . .A-1

Annex B --    Dissenters' Rights Provisions of The Missouri General Business
              Corporation Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-1


                                    - 6 -

                               SUMMARY INFORMATION
                               -------------------

            The following is a summary of the important terms of the proposed
Merger and related information discussed elsewhere in this Proxy
Statement/Prospectus but does not purport to be complete and is qualified in its entirety by reference to the more detailed information which appears elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference herein. Shareholders of Central Mortgage are urged to read this Proxy Statement/Prospectus in its entirety. All MBI per share data reflect a three-for-two stock split distributed in the form of a dividend on April 11, 1994.

BUSINESS OF MBI

            MBI, a Missouri corporation, was organized in 1970 and is a registered bank holding company under the federal Bank Holding Company Act of
1956, as amended (the "BHCA").  At September 30, 1994, MBI owned, directly or indirectly, all of the capital stock of Mercantile Bank of St. Louis National
Association ("Mercantile Bank") and 40 other commercial banks which operate from 244 banking offices and 241 Fingertip Banking automated teller machines, including 26 off-premises machines, located throughout Missouri, southern
Illinois, eastern Kansas and Iowa.  MBI's services concentrate in four major lines of business -- consumer, corporate, investment banking and trust
services.   MBI also operates non-banking subsidiaries which provide related financial services, including investment management, brokerage services and asset-based lending.  As of September 30, 1994, MBI had 43,234,757 shares of its Common Stock issued and outstanding.  As of September 30, 1994, MBI reported, on a consolidated basis, total assets of $12.2 billion, total deposits of $8.9 billion, total loans of $7.9 billion and shareholders'
equity of $1.0 billion.

            In the first quarter of 1994, MBI completed the acquisition of United Postal Bancorp, Inc. ("UPB"), a Missouri-based holding company for
United Postal Savings Association, which as of December 31, 1993 reported total assets of $1.3 billion and total deposits of $1.0 billion. Also during the first quarter of 1994, MBI acquired Metro Bancorporation, which as of December 31, 1993 reported total assets of $370 million and total deposits of $333 million. The acquisition of these entities was accounted for under the pooling-of-interests method of accounting and, accordingly, MBI has restated its consolidated financial statements for all periods reported herein. MBI has filed supplemental financial statements as of and for the years ended
December 31, 1993, 1992 and 1991 in a Current Report on Form 8-K, dated June
17, 1994, which has been incorporated by reference into this Proxy Statement/
Prospectus.  On July 6, 1994, MBI entered into an agreement to acquire Wedge
Bank ("Wedge"), located in Alton, Illinois. Wedge is an Illinois state-chartered bank which reported, as of September 30, 1994, total assets of $205 million, total deposits of $153 million, total loans of $113 million and shareholders' equity of $19 million. On July 12, 1994, MBI entered into an agreement to acquire UNSL Financial Corp. ("UNSL"), located in Lebanon, Missouri. UNSL, a Delaware corporation, is a savings and loan holding company under the Home Owners Loan Act which owns United Savings Bank. As of
September 30, 1994, UNSL reported total assets of $488 million, total deposits of $381 million, total loans of $444 million and shareholders' equity of $39 million.

            MBI's principal executive offices are located at One Mercantile
Center, St. Louis, Missouri  63101 and its telephone number is (314)
425-2525.

BUSINESS OF ABNK

            ABNK, a Missouri corporation, is a wholly owned subsidiary of MBI which was organized in 1991. ABNK is a registered bank holding company under the BHCA. ABNK currently owns all of the capital stock of 14 banks and 1 trust company which operate from 117 locations in


                                    - 7 -

Missouri. ABNK, which will continue to be a subsidiary of MBI, will be the surviving corporation upon consummation of the Merger with Central
Mortgage.

BUSINESS OF CENTRAL MORTGAGE

            Central Mortgage, a Missouri corporation, commenced operations in 1960 and is a registered bank holding company under the BHCA. Central
Mortgage currently owns all of the issued and outstanding shares of capital stock of three Missouri-chartered state banks (collectively, the "Banks") which operate from 18 locations in the greater Kansas City, Missouri area and certain southwestern Missouri communities. As of December -----, 1994,
4,251,177 shares of Central Mortgage Common Stock were issued and outstanding, and stock options to purchase 146,700 shares of Central Mortgage Common
Stock were outstanding, including options for 144,300 shares exercisable prior to the consummation of the Merger. All of the outstanding options will be exercisable upon approval of the Merger Agreement by the shareholders of Central Mortgage. As of September 30, 1994, Central Mortgage reported, on a consolidated basis, total assets of $626 million, total deposits of $538 million, total loans of $381 million and shareholders' equity of $52.5 million. See "INFORMATION REGARDING CENTRAL MORTGAGE."

            Central Mortgage's principal executive offices are located at 4435
Main Street, Suite 100, Kansas City, Missouri and its telephone number is
(816) 561-3387.

THE PROPOSED MERGER

            Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement described below, Central Mortgage will be merged with and into ABNK. Upon consummation of the Merger, Central Mortgage's corporate existence will terminate and ABNK will continue as the surviving entity.
Simultaneously with the effectiveness of the Merger, each share of Central
Mortgage Common Stock will be converted into the right to receive .5970 of a share of MBI Common Stock. Such consideration is subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or Central Mortgage prior to the consummation of the Merger. The fair market value of MBI Common
Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

            KeyCorp Shareholder Services, Inc., the transfer agent for MBI
Common Stock, has been selected as the Exchange Agent (the "Exchange Agent") for purposes of effecting the conversion of Central Mortgage Common Stock into MBI Common Stock.

            The Merger Agreement provides that the consummation of the Merger is subject to certain terms and conditions, including the approval of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Central Mortgage Common Stock and receipt of the requisite regulatory approvals and an opinion of counsel regarding certain federal income tax aspects of the transaction. For a discussion of each of the conditions to the Merger, see "TERMS OF THE PROPOSED MERGER -
Conditions of the Merger." The Merger will be consummated and become effective on the date and at the time (the "Effective Time") that the certificate of merger is issued by the Missouri Secretary of State.

            Unless the parties otherwise agree, the date of the closing of the Merger (the "Closing Date") shall be no later than the first business day of the month immediately succeeding the month in which the last of the following events occurs (i) the approval of the Merger Agreement by the shareholders of Central Mortgage and (ii) the thirtieth day after the approval of the Merger by the Board of Governors of the Federal Reserve System (the "Federal Reserve
Board"). The Merger Agreement may be terminated at any time prior to the Closing Date by the mutual consent of the


                                    - 8 -

parties or, unilaterally, by either party upon the occurrence of certain events or if the Merger is not consummated by June 30, 1995; provided, however, such date shall automatically be extended to August 31, 1995 if the cause of the failure to consummate the Merger by such date is the result of regulatory delay not due to the fault or failure of MBI, ABNK or Central Mortgage. See "TERMS OF THE PROPOSED MERGER - Conditions of the
Merger" and  "- Termination of the Merger Agreement."

OTHER AGREEMENTS

            In addition to and contemporaneously with the Merger Agreement, MBI and Central Mortgage executed an Investment Agreement (the "Investment
Agreement") and MBI and three of the nine directors of Central Mortgage executed separate Voting Agreements (the "Voting Agreements"). The following are summaries of the material terms of the Investment Agreement and the Voting Agreements.

            Investment Agreement.  Concurrent with the execution of the Merger
Agreement, MBI and Central Mortgage entered into the Investment Agreement pursuant to which Central Mortgage has issued MBI an option (the "Option") to purchase up to 736,667 shares of Central Mortgage Common Stock (or 19.9% of the outstanding shares of Central Mortgage Common Stock as of August 31,
1994) at an exercise price of $18.50 per share. The Option is exercisable upon the occurrence of certain events generally relating to the failure of Central Mortgage to consummate the Merger because of a material change or potential material change in the ownership of Central Mortgage, all as set forth in the Investment Agreement. None of such events has occurred as of the date hereof. Central Mortgage granted the Option as a condition of and in consideration for MBI's entering into the Merger Agreement. See "TERMS OF
THE PROPOSED MERGER - Other Agreements - Investment Agreement."

            Voting Agreements.  Concurrent with the execution of the Merger
Agreement, MBI and each of Margaret K. Harmon, C. Adrian Harmon and Lynn A.
Harmon, three of the nine directors of Central Mortgage, executed separate
Voting Agreements by which each such director agreed that he or she will vote all of the shares of Central Mortgage Common Stock then owned or subsequently acquired in favor of the approval of the Merger Agreement at the Special
Meeting. In addition, until the earliest to occur of the Effective Time of the Merger, the termination of the Voting Agreement or the termination of the Merger Agreement, each director further agreed he or she will not vote any such shares in favor of the approval of any other competing acquisition proposal involving Central Mortgage and a third party. Each director also agreed that he or she will not transfer shares of Central Mortgage Common
Stock unless, prior to such transfer, the transferee executes a Voting
Agreement in substantially the same form. As of the Record Date (as defined below), such three directors owned beneficially an aggregate of 820,028 shares of Central Mortgage Common Stock, or approximately 19.29% of the issued and outstanding shares.

SPECIAL MEETING OF CENTRAL MORTGAGE SHAREHOLDERS

            The Special Meeting will be held on ------------, 1995, at -----
- -.-. Central Time, at Blue Springs Country Club, 1600 North Circle Drive,
Blue Springs, Missouri.  Approval by the Central Mortgage shareholders of the
Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Central Mortgage Common Stock. Only holders of record of Central Mortgage Common Stock at the close of business on --------------, 1994 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. At such date, there were 4,251,177 shares of Central Mortgage Common Stock outstanding.


                                    - 9 -

            As of the Record Date, directors and officers of Central Mortgage and their affiliates owned beneficially an aggregate of 1,426,574 shares of Central Mortgage Common Stock, or approximately 33.56% of the shares entitled to vote at the Special Meeting. All of Central Mortgage's directors and officers and their affiliates have indicated their intention to vote their shares for the approval of the Merger Agreement. Additionally, each of Margaret K. Harmon, C. Adrian Harmon and Lynn S. Harmon, directors of Central
Mortgage, pursuant to the terms of his or her respective Voting Agreement, has committed to vote his or her shares of Central Mortgage Common Stock for approval of the Merger Agreement. As of the Record Date, such three directors owned beneficially an aggregate of 820,028 shares of Central
Mortgage Common Stock, or approximately 19.29% of the issued and outstanding shares.

            THE BOARD OF DIRECTORS OF CENTRAL MORTGAGE CAREFULLY CONSIDERED AND
UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AS BEING IN THE BEST INTEREST OF
CENTRAL MORTGAGE AND ITS SHAREHOLDERS.  THE CENTRAL MORTGAGE BOARD
UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE
                                              ---
MERGER AGREEMENT.

REASONS FOR THE MERGER

            The Board of Directors of Central Mortgage believes that the Merger is in the best interest of Central Mortgage and its shareholders. In the course of reaching its determination to approve the Merger and recommend it to the shareholders of Central Mortgage, the Board of Directors, without assigning any relative or specific weights, considered a number of factors, including (i) the exchange ratio and other terms of the Merger Agreement,
(ii) the tax-free nature of the Merger for the shareholders of Central
Mortgage, (iii) the benefits expected to result from the combination of Central Mortgage and MBI, (iv) information concerning the financial condition, results of operations and prospects of Central Mortgage and MBI on a combined basis, (v) the market prices of and dividend policies in respect of Central Mortgage Common Stock, (vi) results of due diligence investigations of MBI by Central Mortgage, (vii) recent federal and state legislative changes affecting the banking industry in general and (viii) the fairness opinion of Stifel, Nicolaus & Company, Incorporated ("Stifel"). See
"TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger;
Board Recommendations."

            MBI's Board of Directors believes that the Merger will enable MBI to (i) take advantage of an opportunity for MBI to increase its presence in the regional banking market in the greater Kansas City, Missouri area and in certain southwestern Missouri communities, through the acquisition of an established banking organization, and (ii) enhance MBI's ability to compete in the increasingly competitive banking and financial services industry. See
"TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger;
Board Recommendations."

OPINION OF FINANCIAL ADVISOR TO CENTRAL MORTGAGE

            Stifel has served as financial advisor to Central Mortgage and its
Board of Directors and has rendered an opinion to Central Mortgage's Board of
Directors that the consideration to be offered to Central Mortgage's shareholders in the Merger is fair to Central Mortgage's shareholders from a financial point of view.  A copy of such opinion is attached hereto as Annex A
                                                                       -------
and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the reviews undertaken.  See
"TERMS OF THE PROPOSED MERGER - Opinion of Financial Advisor to Central
Mortgage."


                                    - 10 -

FRACTIONAL SHARES

            No fractional shares of MBI Common Stock will be issued to the former shareholders of Central Mortgage in connection with the Merger. Each former holder of Central Mortgage Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common
Stock on the NYSE Composite Tape as reported in The Wall Street Journal on the Closing Date of the Merger. Cash received by Central Mortgage shareholders in lieu of fractional shares may give rise to taxable income.
See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

WAIVER AND AMENDMENT

            Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under the caption "TERMS OF THE PROPOSED MERGER -
Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof or
(ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors, whether before or after the Special Meeting; provided, however, that after approval of the Merger
Agreement by the shareholders of Central Mortgage at the Special Meeting no such modification may alter or change any of the terms of the Merger
Agreement if such alteration would (i) change the amount or kind of the consideration to be received by the Central Mortgage shareholders in the Merger or (ii) adversely affect the Central Mortgage shareholders.

FEDERAL INCOME TAX CONSEQUENCES IN GENERAL

            Thompson & Mitchell, MBI's legal counsel, has delivered its opinion to the effect that, assuming the Merger occurs in accordance with the Merger
Agreement and conditioned on the accuracy of certain representations made by MBI and Central Mortgage, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by Central Mortgage shareholders who exchange their shares of Central Mortgage Common Stock solely for shares of MBI Common Stock in the
Merger. However, cash received in lieu of fractional shares may give rise to taxable income. EACH CENTRAL MORTGAGE SHAREHOLDER IS URGED TO CONSULT HIS OR
HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER
TO SUCH SHAREHOLDER.  See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE
MERGER."

REGULATORY APPROVAL

            An application regarding the Merger has been filed with the Federal
Reserve Board. The Merger cannot be consummated until receipt of approval from such agency. In reviewing the Merger, the Federal Reserve Board will consider various factors, including possible anticompetitive effects of the Merger, and will examine the financial and managerial resources and future prospects of the combined organization. There can be no assurance that the necessary regulatory approval will be received or as to the timing of such approval. See "TERMS OF THE PROPOSED MERGER - Regulatory Approval" and
"SUPERVISION AND REGULATION."


                                    - 11 -

ACCOUNTING TREATMENT

            It is intended that the Merger will be accounted for under the pooling-of-interests method of accounting. See "TERMS OF THE PROPOSED
MERGER - Accounting Treatment."

DISSENTERS' RIGHTS

            Under Missouri law, a holder of Central Mortgage Common Stock may dissent from the Merger and receive payment of the "fair value" of such shares in cash if the Merger is consummated by following certain procedures set forth in Section 351.455 of The General and Business Corporation Law of
Missouri (the "Missouri Act"), the text of which is attached hereto as Annex B.
                                                                       --------
Failure to follow such procedures may result in the loss of dissenters'
rights.  Any Central Mortgage shareholder returning an executed proxy card which does not provide instructions to vote against the Merger will be deemed to have approved the Merger Agreement, thereby waiving any such dissenters'
rights.  See "RIGHTS OF DISSENTING SHAREHOLDERS OF CENTRAL MORTGAGE."

            Consummation of the Merger is contingent upon the holders of less than ten percent (10%) of the holders of Central Mortgage Common Stock exercising their dissenters' rights under Missouri law.

MARKETS AND MARKET PRICES

            MBI Common Stock is currently traded on the NYSE under the symbol
"MTL." Prior to March 25, 1993, MBI Common Stock was quoted on Nasdaq under the symbol "MTRC." The last sale price reported for MBI Common Stock on September 21, 1994, the last trading date preceding the public announcement of the Merger, was $37.75. Central Mortgage Common Stock is quoted on Nasdaq under the symbol "CMBI." Prior to October 23, 1992, Central Mortgage Common
Stock was not traded in any established public trading market, although there had been limited numbers of transactions effected privately and through a Kansas City broker. Based solely on information made available to Central
Mortgage from a limited number of buyers and sellers in private transactions, Central Mortgage believes the selling prices for the Central Mortgage Common
Stock in such transactions during 1992 (to October 23) ranged from $8.50 to $10.00. There may have been, however, other transactions at other prices not known to Central Mortgage. The last sale price reported for Central Mortgage
Common Stock on September 21, 1994, was $18.50.


                                    - 12 -


                                          MBI<F1>                                   Central Mortgage
                           ----------------------------------           -------------------------------------

                               Sales Price            Cash                    Sales Price              Cash
                            -----------------        Dividend             -------------------        Dividend
                            High          Low        Declared             High            Low        Declared
                            ----          ---        --------             ----            ---        --------
1992
- ----
First Quarter              $27.375     $23.125       $ .2325            $    --        $    --       $  .04
Second Quarter              29.500      25.625         .2325                 --             --          .05
Third Quarter               29.375      25.375         .2325                 --             --          .05
Fourth Quarter              32.125      25.875         .2325             11.750          9.750          .09

1993
- ----
First Quarter              $35.625     $30.625       $ .2475            $14.750        $11.000       $  .09
Second Quarter              37.625      29.375         .2475             14.250         12.000          .09
Third Quarter               34.375      31.625         .2475             14.500         12.000          .09
Fourth Quarter              34.625      29.125         .2475             15.250         13.750          .10

1994
- ----
First Quarter              $34.125     $29.875       $ .28              $14.750        $12.500       $  .10
Second Quarter              38.125      31.125         .28               15.750         12.500          .10
Third Quarter               39.250      34.875         .28               21.063         14.750          .12
Fourth Quarter (through
November 18, 1994)<F1>      35.000      31.625         .28               20.750         18.250          --

- -----------------

<F1>   For a recent sale price of MBI Common Stock, see the cover of this Proxy Statement/Prospectus.


COMPARATIVE UNAUDITED PER SHARE DATA

            The following table sets forth for the periods indicated selected historical per share data of MBI and Central Mortgage and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger, the proposed acquisitions of UNSL and of Wedge and the acquisition of ABNK, which was completed on April 30, 1992. The data presented is based upon the consolidated financial statements and related notes of MBI and Central Mortgage, UNSL and Wedge included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION." These data are not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger, the completed merger of ABNK or the proposed mergers of UNSL and Wedge had been consummated prior to the periods indicated.

                                                                   MBI/Central      Central                        Central Mortgage/
                                                        Central     Mortgage       Mortgage       MBI/All Entities   All Entities
                                             MBI       Mortgage     Pro Forma      Pro Forma         Pro Forma        Pro Forma
                                          Reported     Reported   Combined<F1>   Equivalent<F2>    Combined<F3>      Equivalent<F2>
                                          --------     --------   ------------   --------------   -------------    ----------------
Book Value per Share:
  September 30, 1994                       $ 24.12     $ 12.10       $ 23.89       $ 14.29          $ 23.82           $ 14.22
  December 31, 1993                          22.40       11.20         22.17         13.24            22.16             13.23

Cash Dividends Declared per Share:
  Nine months ended September 30, 1994     $   .84     $   .32       $   .84       $   .50          $   .84           $   .50
  Year ended December 31, 1993                 .99         .37           .99           .59              .99               .59
  Year ended December 31, 1992                 .93         .23           .93           .56              .93               .56
  Year ended December 31, 1991                 .93         .16           .93           .56              .93               .56

Earnings per Share:
  Nine months ended September 30, 1994     $  2.79     $  1.38       $  2.75       $  1.64          $  2.70           $  1.61
  Year ended December 31, 1993                2.80        1.54          2.77          1.65             2.79              1.67
  Year ended December 31, 1992                2.36        1.79          2.33          1.39             2.37              1.41
  Year ended December 31, 1991                2.37        1.57          2.26          1.35             2.21              1.32

Market Price per Share:
  At September 21, 1994 <F4>               $ 37.75     $ 18.50          n/a        $ 22.54             n/a            $ 22.54
  At November 18, 1995 <F4>                  31.63       18.25          n/a          18.88             n/a              18.88

- ---------------------

<F1>   Includes the effect of pro forma adjustments for Central Mortgage and ABNK, as appropriate.  See "PRO FORMA
       FINANCIAL INFORMATION."

<F2>   Based on the pro forma combined per share amounts multiplied times .5970, the conversion ratio applicable to one share of Central Mortgage Common Stock.  Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements.  See
       "PRO FORMA FINANCIAL INFORMATION."

<F3>   Includes the effect of pro forma adjustments for Central Mortgage, ABNK, UNSL and Wedge, as appropriate.  See
       "PRO FORMA FINANCIAL INFORMATION."

<F4>   The market value of MBI and Central Mortgage Common Stock was determined as of the last trading day preceding the public announcement of the proposed acquisition and as of the latest available date prior to the filing of the
       Proxy Statement/Prospectus, based on the last sale price as reported on the NYSE Composite Tape and Nasdaq, respectively.


SUMMARY FINANCIAL DATA

            The following table sets forth for the periods indicated certain summary historical consolidated financial information for MBI and Central Mortgage. The balance sheet data and income statement data included in the summary financial data for the five years ended December 31, 1993 are taken from audited consolidated financial statements of MBI and Central Mortgage as of the end of and for such years. The balance sheet data and income statement data included in the summary financial data as of and for the nine months ended September 30, 1994 and 1993 are taken from the unaudited consolidated financial statements of MBI and Central Mortgage as of, and for the nine months ended, September 30, 1994 and 1993. These data include all adjustments which are, in the opinion of the respective managements of MBI and Central Mortgage, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the nine months ended September 30, 1994 are not necessarily indicative of results for the entire year. The following information should be read in conjunction with the consolidated financial statements of MBI and Central Mortgage, and the related notes thereto, included herein or in documents incorporated herein by reference, and in conjunction with the unaudited pro forma combined consolidated financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

MERCANTILE BANCORPORATION INC.

SUMMARY FINANCIAL DATA

                                          Nine Months Ended
                                             September 30                     Year Ended December 31
                                       ----------------------  ----------------------------------------------------
                                          1994       1993         1993      1992       1991       1990       1989
                                          ----       ----         ----      ----       ----       ----       ----
PER SHARE DATA
 Net income <F1>. . . . . . . . . . .  $   2.79   $   2.42     $   2.80   $   2.36   $   2.37   $   2.18   $    .29
 Dividends declared . . . . . . . . .       .84        .74 1/4      .99        .93        .93        .93        .93
 Book value at period end . . . . . .     24.12      22.19        22.40      20.25      18.86      17.14      15.86
 Average common shares outstanding
   (thousands). . . . . . . . . . . .    43,034     42,339       42,439     39,492     31,791     30,144     29,092

EARNINGS (THOUSANDS)
 Interest income. . . . . . . . . . .  $613,521   $626,939     $829,930   $873,447   $879,471   $882,148   $836,446
 Interest expense . . . . . . . . . .   231,785    251,542      328,734    417,358    506,916    552,231    528,008
                                       --------   --------     --------   --------   --------   --------   --------
 Net interest income. . . . . . . . .   381,736    375,397      501,196    456,089    372,555    329,917    308,438
 Provision for possible loan losses      24,909     41,440       61,013     74,579     58,076     50,886    104,708
 Other income . . . . . . . . . . . .   142,789    148,935      199,158    183,944    155,696    137,356    150,038
 Other expense. . . . . . . . . . . .   310,003    321,433      444,909    418,068    383,348    318,887    335,266
 Income taxes (benefit) . . . . . . .    69,512     58,986       75,568     52,346     18,673     27,658     (1,804)
                                       --------   --------     --------   --------   --------   --------   --------
 Net income . . . . . . . . . . . . .  $120,101   $102,473     $118,864   $ 95,040   $ 68,154   $ 69,842   $ 20,306
                                       ========   ========     ========   ========   ========   ========   ========
ENDING BALANCE SHEET (MILLIONS)
 Total assets . . . . . . . . . . . .  $ 12,238   $ 11,896     $ 12,141   $ 12,273   $ 10,765   $ 10,137   $  9,536
 Earning assets . . . . . . . . . . .    11,247     10,937       11,114     11,186      9,827      9,016      8,477
 Investment securities. . . . . . . .     3,148      3,376        3,401      3,401      2,475      1,886      1,904
 Loans and leases,
   net of unearned income . . . . . .     7,873      7,370        7,382      7,499      6,946      6,884      6,358
 Deposits . . . . . . . . . . . . . .     8,946      9,360        9,602      9,928      8,776      8,278      7,601
 Long-term debt . . . . . . . . . . .       288        274          273        299        203        233        308
 Shareholders' equity . . . . . . . .     1,043        947          959        851        690        581        536
 Reserve for possible loan losses           172        160          169        166        146        149        149

SELECTED RATIOS
 Return on average assets . . . . . .      1.32%      1.12%         .97%       .80%       .67%       .73%       .23%
 Return on average equity . . . . . .     15.95      15.18        13.00      11.95      10.52      12.51       3.81
 Net interest rate margin . . . . . .      4.68       4.58         4.59       4.33       4.12       3.97       4.09
 Equity to assets . . . . . . . . . .      8.52       7.96         7.90       6.94       6.41       5.73       5.62
 Reserve for possible loan losses to:
   Outstanding loans. . . . . . . . .      2.18       2.17         2.28       2.21       2.10       2.16       2.35
   Non-performing loans . . . . . . .    585.44     286.22       293.39     156.85     113.14     119.68     121.55


<F1> Based on weighted average common shares outstanding.


CENTRAL MORTGAGE BANCSHARES, INC.

SUMMARY FINANCIAL DATA
                                          Nine Months Ended
                                             September 30                     Year Ended December 31
                                       ----------------------  ----------------------------------------------------
                                          1994       1993         1993      1992       1991       1990       1989
                                          ----       ----         ----      ----       ----       ----       ----
PER SHARE DATA
 Net income - primary . . . . . . . .  $   1.38   $   1.15     $   1.54   $   1.79   $   1.57   $   1.44   $   1.11
 Net income - fully diluted . . . . .      1.24       1.01         1.36       1.51       1.35       1.29       1.03
 Dividends declared . . . . . . . . .       .32        .27          .37        .23        .16        .15        .13
 Book value at period end . . . . . .     12.10      10.87        11.20      10.10       9.49       8.27       7.00
 Average common shares outstanding
   (thousands). . . . . . . . . . . .     3,791      3,030        3,221      1,931      1,648      1,666      1,677

EARNINGS (THOUSANDS)
 Interest income. . . . . . . . . . .  $ 32,483   $ 23,739     $ 34,452   $ 28,577   $ 25,706   $ 26,389   $ 23,948
 Interest expense . . . . . . . . . .    13,570      9,951       14,194     13,616     13,260     14,699     13,136
                                       --------   --------     --------   --------   --------   --------   --------
 Net interest income. . . . . . . . .    18,913     13,788       20,258     14,961     12,446     11,690     10,812
 Provision for possible loan losses         919        668          956        913        870        523        414
 Other income . . . . . . . . . . . .     5,774      3,988        5,869      4,792      4,252      3,853      3,742
 Other expense. . . . . . . . . . . .    16,113     12,131       18,127     13,854     11,933     11,188     10,996
 Income taxes . . . . . . . . . . . .     2,266      1,364        1,913      1,245        924        962        797
 Minority interest. . . . . . . . . .        --         --            1         --          6         11         16
                                       --------   --------     --------   --------   --------   --------   --------
 Net income . . . . . . . . . . . . .  $  5,389   $  3,613     $  5,130   $  3,741   $  2,965   $  2,859   $  2,331
                                       ========   ========     ========   ========   ========   ========   ========
ENDING BALANCE SHEET (THOUSANDS)
 Total assets . . . . . . . . . . . .  $626,476   $604,278     $622,635   $413,807   $293,889   $272,385   $261,468
 Earning assets . . . . . . . . . . .   576,143    554,870      568,791    384,734    266,677    249,960    236,701
 Investment securities. . . . . . . .   187,191    184,110      184,226    143,096     69,031     68,204     62,966
 Loans and leases, net of
   unearned income. . . . . . . . . .   380,773    344,887      357,107    214,896    177,858    163,700    145,918
 Deposits . . . . . . . . . . . . . .   537,623    520,831      537,751    352,303    261,587    242,544    236,916
 Long-term debt . . . . . . . . . . .     5,219      7,721        7,519      2,321      3,393      3,962      4,472
 Shareholders' equity . . . . . . . .    52,504     47,055       48,522     34,365     20,885     18,244     15,614
 Reserve for possible loan losses         6,396      5,978        4,693      2,648      2,282      2,058      1,872

SELECTED RATIOS
 Return on average assets . . . . . .      1.13%      1.08%        1.05%      1.01%      1.06%      1.06%       .96%
 Return on average equity . . . . . .     14.93      13.68        13.59      14.85      14.41      14.75      13.28
 Net interest rate margin . . . . . .      4.51       4.56         4.61       4.48       4.94       4.80       4.92
 Equity to assets . . . . . . . . . .      8.38       7.79         7.79       8.30       7.11       6.70       5.97
 Reserve for possible loan losses to:
   Outstanding loans. . . . . . . . .      1.68       1.73         1.31       1.23       1.28       1.26       1.28
   Non-performing loans . . . . . . .    337.72     293.30       528.49     328.13     182.85     129.84     134.77


                 INFORMATION REGARDING SPECIAL MEETING
                 -------------------------------------

GENERAL

            This Proxy Statement/Prospectus is being furnished to holders of Central Mortgage Common Stock in connection with the solicitation of proxies by the Board of Directors of Central Mortgage for use at the Special Meeting and any adjournments or postponements thereof at which the shareholders of Central Mortgage will consider and vote upon a proposal to approve the Merger Agreement and consider and vote upon any other business which may properly be brought before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement/Prospectus is accompanied by the Notice of Special Meeting of Shareholders of Central Mortgage, a proxy card and related instructions and a self-addressed return envelope to Central Mortgage for the proxy card.

            This Proxy Statement/Prospectus is also furnished by MBI to each holder of Central Mortgage Common Stock as a prospectus in connection with the issuance by MBI of shares of MBI Common Stock upon the consummation of the Merger. This Proxy Statement/Prospectus and the Notice of Special Meeting, proxy card and related materials are being first mailed to shareholders of Central Mortgage on ---------------, 1994.

DATE, TIME AND PLACE

            The Special Meeting will be held at Blue Springs Country Club, 1600 North Circle Drive, Blue Springs, Missouri, on
- --------------, ------------, 1995, at ----------- Central Time.

RECORD DATE; VOTE REQUIRED

            On the Record Date, there were 4,251,177 shares of Central Mortgage Common Stock outstanding and entitled to vote at the Special Meeting. Each such share is entitled to one vote on each matter properly brought before the Special Meeting. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Central Mortgage Common Stock is required to approve the Merger Agreement.

            As of the Record Date, directors and officers of Central Mortgage and their affiliates owned beneficially an aggregate of 1,426,574 shares of Central Mortgage Common Stock, or approximately 33.56% of the outstanding shares of Central Mortgage Common Stock entitled to vote at the Special Meeting. All directors and officers of Central Mortgage and their affiliates have indicated their intention to vote their shares for the approval of the Merger Agreement at the Special Meeting. Additionally, each of Margaret
K. Harmon, C. Adrian Harmon and Lynn A. Harmon, directors of
Central Mortgage, pursuant to the terms of his or her respective Voting Agreement, have committed to vote his or her shares of Central Mortgage Common Stock for approval of the Merger Agreement. As of the Record Date, such three directors owned beneficially an aggregate of 820,028 shares of Central Mortgage Common Stock, or approximately 19.29% of the issued and outstanding shares.

VOTING AND REVOCATION OF PROXIES

            Shares of Central Mortgage Common Stock which are represented by a properly executed proxy received prior to the vote at the Special Meeting will be voted at such Special Meeting in the manner directed on the proxy card, unless such proxy is revoked in the manner set forth herein in advance of such vote. ANY CENTRAL MORTGAGE SHAREHOLDER RETURNING AN EXECUTED PROXY CARD WHICH DOES NOT

PROVIDE INSTRUCTIONS TO VOTE AGAINST THE MERGER WILL BE DEEMED
TO HAVE APPROVED THE MERGER AGREEMENT. Failure to return a properly executed proxy card or to vote in person at the Special
Meeting will have the practical effect of a vote against the Merger
Agreement.

            Shares subject to abstentions, broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which the brokers or nominees do not have discretionary power to vote without such instructions) and votes withheld will be treated as shares that are present at the Special Meeting for purposes of determining the presence of a quorum. Such shares will have the effect of votes against adoption of the Merger Agreement.

            Any shareholder of Central Mortgage giving a proxy may revoke it at any time prior to the vote at the Special Meeting. Shareholders of Central Mortgage wishing to revoke a proxy prior to the vote may do so by delivering to the Secretary of Central Mortgage at 4435 Main Street, Suite 100, Kansas City, Missouri 64111 a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Special Meeting and voting such shares in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

            The Board of Directors of Central Mortgage is not currently aware of any business to be brought before the Special Meeting other than that described herein. If, however, other matters are properly brought before such Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of Central Mortgage.

SOLICITATION OF PROXIES

            Central Mortgage will bear its own costs of soliciting proxies, except that MBI will pay printing and mailing expenses and registration fees incurred in connection with preparing this Proxy Statement/Prospectus. Proxies will initially be solicited by mail, but directors, officers and selected other employees of Central Mortgage may also solicit proxies in person or by telephone. Directors, executive officers and any other employees of Central Mortgage who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

            HOLDERS OF CENTRAL MORTGAGE COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT
PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                          TERMS OF THE PROPOSED MERGER
                          ----------------------------

            The following is a summary of the material terms and conditions of the Merger Agreement, which document is incorporated by reference herein. This summary is qualified in its entirety by the full text of the Merger Agreement. MBI, upon written or oral request, will furnish a copy of the Merger Agreement, without charge, to any person who receives a copy of this Proxy Statement/Prospectus. Such requests should be directed to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524, telephone (314) 425-2525.

GENERAL DESCRIPTION OF THE MERGER

            Pursuant to the Merger Agreement, Central Mortgage, a Missouri corporation, will be merged on the Closing Date with and into ABNK, a Missouri corporation which is a wholly owned subsidiary of MBI. Upon consummation of the Merger, Central Mortgage's corporate existence will terminate and ABNK will continue as the surviving entity. Simultaneously with the effectiveness of the Merger, each share of Central Mortgage Common Stock will be converted into the right to receive .5970 of a share of MBI Common Stock. Such consideration is subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or Central Mortgage prior to the consummation of the Merger. The fair market value of MBI Common Stock received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

            The amount and nature of the consideration was established through arm's-length negotiations between MBI and Central Mortgage, and reflects the balancing of a number of countervailing factors. The total amount of the consideration reflects a price both parties concluded was appropriate. See
"- Background of and Reasons for the Merger; Board Recommendations." The fact that the consideration is payable in shares of MBI Common Stock reflects the potential for change in the value of the MBI Common Stock and the desire to have the favorable tax attributes of a "reorganization" for federal income tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

            NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF MBI COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A CENTRAL MORTGAGE SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF MBI COMMON STOCK RECEIVED BY A CENTRAL MORTGAGE SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

            Following the Closing Date, each shareholder of Central Mortgage will be required to submit to the Exchange Agent a properly executed letter of transmittal and surrender to the Exchange Agent the stock certificate(s) formerly representing the shares of Central Mortgage Common Stock in order to obtain issuance of a new stock certificate evidencing the shares of MBI Common
Stock to which such shareholder is entitled. Within five business days following the Closing Date, the Exchange Agent will mail to each Central Mortgage shareholder a notice of consummation of the Merger and a form of letter of transmittal, together with instructions and a return envelope to facilitate the exchange of such holder's certificate(s) formerly representing Central Mortgage
Common Stock for certificate(s) evidencing MBI Common Stock. No dividends or other distributions will be paid to a former Central
Mortgage shareholder with respect to shares of MBI Common Stock until such shareholder's letter of transmittal and stock certificates formerly representing Central Mortgage Common Stock, or documentation reasonably acceptable to the Exchange Agent in lieu of lost or destroyed certificates, is delivered to the Exchange Agent. See "TERMS OF THE PROPOSED MERGER - Surrender of
Central Mortgage Stock Certificates and Receipt of MBI Common
Stock." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares, such cash being calculated by multiplying the holder's fractional share interest by the closing stock price of MBI Common
Stock on the NYSE Composite Tape as reported in The Wall Street
Journal on the Closing Date of the Merger.  See "Fractional
Shares." The shares of MBI Common Stock to be issued pursuant to the Merger will be freely transferable except by certain shareholders of Central Mortgage who are deemed to be "affiliates" of Central Mortgage. The shares of MBI Common Stock issued to such affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the Commission. See "INFORMATION REGARDING MBI STOCK - Restrictions on Resale of MBI Stock by Affiliates."

OTHER AGREEMENTS

            In addition to and contemporaneously with the Merger Agreement, MBI and Central Mortgage executed the Investment Agreement and MBI and three of the nine directors of Central Mortgage executed separate Voting Agreements. The following are summaries of the material terms of the Investment Agreement and the Voting Agreements:

            Investment Agreement. Concurrent with the execution of the Merger Agreement, MBI and Central Mortgage entered into the Investment Agreement pursuant to which Central Mortgage issued the Option to MBI. The Option was granted by Central Mortgage as a condition of and in consideration for MBI's entering into the Merger Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, which is attached as an exhibit to the Registration Statement and is incorporated herein by reference.

            The shares issued pursuant to an exercise of the Option (the "Option Shares") would represent 19.9% of the number of shares of Central Mortgage Common Stock issued and outstanding as of August 31, 1994.

            The Option is exercisable (after receipt of the required regulatory approval) upon the occurrence of any of the following
Triggering Events:

            (i) the failure of the shareholders of Central Mortgage to approve the Merger Agreement or, if not previously held, the failure of Central Mortgage to promptly hold the Special Meeting and the failure of the shareholders of Central Mortgage to thereafter approve the Merger Agreement, in each case, after

                  (a) any person (other than MBI or any subsidiary of MBI) makes a public announcement of an offer to acquire
            10% or more of the Central Mortgage Common Stock, or to acquire, merge or consolidate with Central Mortgage or any subsidiary of Central Mortgage or to purchase all or any substantial part of the assets of Central Mortgage or any subsidiary of Central Mortgage,

                  (b) any person (other than MBI, any subsidiary of MBI, the persons who executed the Voting Agreements or Central Mortgage's Employee Stock Option Plan) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Central Mortgage Common Stock,

                  (c) any person shall have commenced a bona fide tender offer or exchange offer to purchase shares of Central Mortgage Common Stock such that, upon consummation of said offer, said person would own or control 25% or more of the outstanding shares of Central Mortgage Common Stock, or

                  (d) any person shall have solicited proxies in a proxy solicitation in opposition to approval of the Merger Agreement by the shareholders of Central Mortgage; or

            (ii) Central Mortgage shall have entered into an agreement with a person (other than MBI or a subsidiary of MBI) for such person to acquire, merge or consolidate with Central Mortgage or to purchase all or any substantial part of the assets of either Central Mortgage or any subsidiary of Central Mortgage (except for the merger of Barton County State Bank with Citizens State Bank of Nevada, which was consummated on November 1, 1994).

            The Option terminates on the earlier of:

                  (a)   the termination of the Merger Agreement by

                        (1)   the mutual consent of each party (a
                  "Party") thereto,

                        (2)   by any Party if the Merger is not
                  consummated by June 30, 1995, or by August 31, 1995 in the event the cause of the failure to consummate the Merger by such date is the result of regulatory delay not due to the fault or failure of any Party,

                        (3) any Party if the Federal Reserve Board or any other federal and/or state regulatory agency whose approval is required for the Merger shall have issued a final nonappealable denial of such approval,

                        (4) Central Mortgage where MBI has materially breached the Merger Agreement and failed to cure such breach within 45 days after notice thereof from Central Mortgage, or

                        (5) MBI based upon a non-volitional breach by Central Mortgage of certain representations, warranties or agreements contained in the Merger Agreement, which breach is not cured within 45 days after notice thereof from MBI; or

                  (b) twelve months after termination of the Merger Agreement by MBI if Central Mortgage shall have materially breached the Merger Agreement and failed to cure such breach within 45 days after notice thereof from MBI, except for a termination of the Merger Agreement by MBI based upon a non-volitional breach of selected provisions of the Merger Agreement which Central Mortgage has used its best efforts to cure after notice from MBI prior to such termination.

Provided, however, if a Triggering Event occurs prior to the termination of the Option, the Option will terminate twelve months after the date on which the first Triggering Event occurred.

            From and after the date on which a Triggering Event occurs until the termination of the Option in accordance with its terms, and subject to applicable regulatory restrictions, MBI will be entitled, in lieu of exercising the Option, to require Central Mortgage to purchase the Option for cash at a purchase price equal to the higher of (i) the number of shares of Central Mortgage
Common Stock then subject to the Option multiplied by the highest price per share paid for shares of Central Mortgage Common Stock by a third party in a tender or exchange offer or pursuant to an agreement with Central Mortgage less the then current exercise price per share under the Option (the "Exercise Price"), and (ii) in the event of the sale of all or any substantial part of the assets of Central Mortgage, the number of shares of Central
Mortgage Common Stock for which the Option is then exercisable (the "Conversion Number") multiplied by the excess of (x) (I) the sum of
(a) the price paid for such assets, (b) the current market value of the remaining assets of Central Mortgage and (c) the Exercise Price multiplied by the Conversion Number, divided by (II) the sum of the number of shares of Central Mortgage Common Stock then outstanding and the Conversion Number (the "Sales Price"), over (y) the
Exercise Price. In the event a transaction is consummated in which a Market/Offer Price (as defined below) or a Sale Price is established, MBI will be entitled to require Central Mortgage to repurchase any shares previously purchased pursuant to the Option on or prior to termination of the Option, at a purchase price equal to the highest of (i) the highest of (a) the highest price per share paid for shares of Central Mortgage Common Stock by a third party in a tender or exchange offer or (b) the highest price per share paid by any third party pursuant to an agreement with Central Mortgage (the "Market/Offer Price"), multiplied by the number of shares of Central Mortgage Common Stock to be repurchased, or (ii) in the event of a sale of all or any substantial part of the assets of Central Mortgage, the Sale Price multiplied by the number of such shares to be repurchased. In addition, on or prior to the termination of the Option, MBI will be entitled to require Central Mortgage to repurchase any shares previously purchased pursuant to the Option at a price equal to the exercise price per share multiplied by the number of such shares.

            In the event of any change in Central Mortgage Common Stock by reason of stock dividends, split-ups, recapitalizations or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, will be adjusted appropriately. In the event that any additional shares of Central Mortgage Common Stock are issued after the date of the Investment Agreement (other than pursuant to an event described in the preceding sentence or pursuant to the Investment Agreement), Central Mortgage shall issue additional options to MBI (on the same terms and conditions as the Option), such additional options to be exercisable for a number of shares of Central Mortgage Common Stock equal to 19.9% of the number of additional shares of Central Mortgage Common Stock so issued.

            To the best of MBI's and Central Mortgage's knowledge, no Triggering Event has occurred as of the date of this Proxy
Statement/Prospectus.

            Voting Agreements. Concurrent with the execution of the Merger Agreement, MBI and each of Margaret K. Harmon, C. Adrian Harmon and Lynn A. Harmon, three of the nine directors of Central Mortgage, executed separate Voting Agreements by which each such director agreed that he or she will vote all of the shares of Central Mortgage Common Stock that he or she then owned or subsequently acquires in favor of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Effective Time of the Merger, the termination of the Voting Agreements or the abandonment of the Merger, each such director further agreed that he or she will not vote any such shares in favor of the approval of any other competing acquisition proposal involving Central Mortgage and a third party. Each such director also agreed that he or she will not transfer shares of Central Mortgage Common Stock owned by him or her unless, prior to such transfer, the transferee executes a Voting Agreement in substantially the same form. As of the Record Date, such three directors owned beneficially an aggregate of 820,028 shares of Central Mortgage Common Stock, or approximately 19.29% of the issued and outstanding shares.

BACKGROUND OF AND REASONS FOR THE MERGER; BOARD RECOMMENDATIONS

            Central Mortgage's Reasons and Board Recommendation. The Board of Directors of Central Mortgage has periodically evaluated Central Mortgage's corporate strategy based upon general conditions in the banking industry, legislative changes and other developments affecting the industry in general and Central Mortgage specifically. These developments have included the ongoing consolidation of the banking industry, and recent state and federal legislative changes that will facilitate nationwide consolidation of the banking industry.

            In August 1994, senior executive officers of Central Mortgage and MBI held discussions concerning a possible merger of Central Mortgage with MBI or a subsidiary of MBI. During that time, Central Mortgage senior executives also had contact with several other regional bank holding companies concerning possible business combinations with those companies.

            On August 17, 1994, the Board appointed a special committee consisting of three directors to review and evaluate possible business combinations of Central Mortgage with other parties. The special committee met on August 29, 1994, and reviewed potential business combinations of the company, including the possibility of a transaction with MBI. The special committee reviewed proposals from MBI, as well as several other regional bank holding companies. The committee determined that MBI's proposal was the most advantageous to the shareholders of Central Mortgage, and authorized formal negotiations with MBI. During the first part of September 1994, representatives of Central Mortgage and MBI met to negotiate the terms of a definitive agreement between Central Mortgage and a subsidiary of MBI. The Merger consideration and other terms and conditions of the Merger Agreement and the Investment Agreement were established through arms-length negotiations between Central Mortgage and MBI and their respective advisors. Central Mortgage's Board of Directors sought a stock-for-stock transaction so that the Merger would be accounted for on a pooling-of-interests accounting basis and would constitute a "reorganization" for federal income tax purposes.

            On September 19, 1994, the special committee of Central Mortgage's Board of Directors held a second meeting at which it reviewed the terms and conditions proposed for the Merger Agreement and the Investment Agreement. This meeting resulted in the special committee's recommendation to the full board that the Merger Agreement and the Investment Agreement be approved. The full Board of Directors of Central Mortgage met on September 21, 1994, in a meeting attended by Central Mortgage's legal and financial advisors. After carefully considering the terms in the Merger Agreement and the Investment Agreement, the full Board of Directors unanimously approved the Merger Agreement and Investment Agreement as being in the best interests of Central Mortgage and its shareholders.

            The recommendation of Central Mortgage's Board of Directors is based upon a number of factors, including the exchange ratio and other terms of the Merger Agreement, the tax-free nature of the Merger for Central Mortgage's shareholders, the benefits expected to result from the combination of Central Mortgage and MBI, information concerning the financial condition, results of operations and prospects of Central Mortgage and MBI on a combined basis, the market prices of and dividend policies with respect to Central Mortgage Common Stock and MBI Common Stock, results of due diligence investigations of MBI by Central Mortgage, recent federal and state legislative changes affecting the banking industry in general and the fairness opinion of Stifel.

            THE BOARD OF DIRECTORS OF CENTRAL MORTGAGE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF CENTRAL MORTGAGE VOTE FOR THE
                                                      ---
PROPOSAL TO APPROVE THE MERGER AGREEMENT.

            MBI's Reasons and Board Recommendations. The Executive Committee of the Board of Directors of MBI considered a number of factors, including, among other things, the financial condition of Central Mortgage and projected synergies which are anticipated to result from the Merger. The Executive Committee concluded that the Merger presents an unique opportunity for MBI to increase its presence in the greater Kansas City, Missouri area and certain southwestern Missouri communities through the acquisition of an established banking organization having significant operations in the targeted area. MBI's decision to pursue discussions with Central Mortgage was primarily a result of MBI's assessment of the value of Central Mortgage's banking franchise, its substantial asset base within that area and the compatibility of the businesses of the two banking organizations.

OPINION OF FINANCIAL ADVISOR TO CENTRAL MORTGAGE

      Pursuant to an engagement letter dated September 21, 1994 (the "Engagement Letter"), Central Mortgage retained Stifel to act as its financial advisor in connection with the consideration by Central Mortgage's Board of Directors of the transaction contemplated by the Merger Agreement. Stifel is a nationally recognized investment banking and securities firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Central Mortgage selected Stifel as its financial advisor on the basis of its experience and expertise in transactions similar to the Merger and its reputation in the banking and investment communities. The terms of the Merger Agreement, including the consideration to be received by Central Mortgage shareholders, were negotiated by Central Mortgage.

      At the September 21, 1994 meeting of Central Mortgage's Board of Directors, Stifel delivered its oral opinion, subsequently confirmed in writing as of September 21, 1994, that the consideration to be received by the Central Mortgage shareholders in the Merger is fair to the Central Mortgage shareholders from a financial point of view. No limitations were imposed by Central Mortgage on Stifel with respect to the investigations made or procedures followed in rendering its opinion. THE FULL TEXT OF STIFEL'S WRITTEN OPINION TO CENTRAL MORTGAGE'S BOARD OF DIRECTORS IS ATTACHED HERETO AS ANNEX A AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ
   -------
CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS PROXY STATEMENT/PROSPECTUS. THE FOLLOWING SUMMARY OF STIFEL'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. STIFEL'S OPINION IS ADDRESSED ONLY TO CENTRAL MORTGAGE'S BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CENTRAL MORTGAGE SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

      Stifel reviewed with Central Mortgage's directors the general analysis performed by Stifel in reaching its opinion. In connection with its opinion, Stifel, among other things: (i) reviewed certain publicly available financial and other data with respect to Central Mortgage and MBI, including the consolidated financial statements for the last five years and for the six months ended June 30, 1994 and certain other relevant financial operating data relating to Central Mortgage and MBI made available to Stifel from published sources; (ii) reviewed the Merger Agreement; (iii) reviewed certain historical market prices and trading volumes of Central Mortgage Common Stock and MBI Common Stock as reported by Nasdaq and the NYSE, respectively; (iv) compared Central Mortgage and MBI from a financial point of view with certain other companies in the banking industry that Stifel deemed to be relevant;
(v) considered the financial terms, to the extent publicly available, of selected recent acquisitions of bank holding companies that Stifel deemed to be reasonably similar, in whole or in part, to the Merger and Central Mortgage; (vi) reviewed and discussed with representatives of the management of Central Mortgage and MBI certain information of a business and financial nature regarding Central Mortgage and MBI, furnished to Stifel by Central Mortgage and MBI, including financial forecasts and related assumptions of Central Mortgage; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Central Mortgage's counsel; and (viii) performed such other analyses and examinations as Stifel deemed appropriate.

      In connection with its review, Stifel did not independently verify any of the foregoing information and relied on such information and assumed such information was complete and accurate in all material respects. With respect to the financial forecasts of Central Mortgage provided to Stifel by Central Mortgage's management, Stifel assumed for purposes of its opinion that they were reasonably prepared on bases reflecting the best available estimates and judgments of Central Mortgage's management at the time of preparation as to the future financial performance of Central Mortgage and that, in preparing such forecasts, Central Mortgage's management took into account all factors that were reasonably required to be taken into account by management in order to prepare such forecasts.

Stifel also assumed that there were no material changes in Central Mortgage's or MBI's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Stifel. Stifel relied on advice of counsel to Central Mortgage as to all legal matters with respect to Central Mortgage, the Merger and the Merger Agreement. In addition, Stifel did not make or obtain an independent evaluation, appraisal or physical inspection of the assets, individual properties or liabilities of Central Mortgage or MBI, nor was Stifel furnished with any such appraisal. Further, Stifel's opinion was based on economic, monetary, market and other conditions existing as of the date of its opinion. No opinion was expressed as to the prices at which Central Mortgage Common Stock or MBI Common Stock might trade in the future.

      The following is a summary of the financial analyses performed by Stifel in connection with providing its oral advice to Central Mortgage's Directors on September 21, 1994 and the written confirmation of that advice contained in its written opinion, dated as of September 21, 1994.

      Contribution Analysis
      ---------------------

      Stifel reviewed certain historical and estimated fiscal 1994 operating and financial information including net revenues (before and after provision for loan losses), net income (before extraordinary items and preferred dividends), assets, loans, deposits and total equity, and compared the contribution of Central Mortgage to the pro forma combined figures for Central Mortgage and MBI to the percentage of total outstanding MBI Common
Stock that would be owned by the Central Mortgage shareholders as a result of the Merger. The analysis showed the following percentage contribution of Central Mortgage to the pro forma combined equity:

                                               PERCENTAGE CONTRIBUTION
                                               -----------------------

                                     Year Ended   Six Months Ended   Fiscal 1994
                                      12/31/93         6/30/94        Estimate
                                     ----------   ----------------   -----------

Common Stock Ownership                   5.7%           5.7%            5.7%

Net Revenues<F1> (Before
Provision for Loan Loss)                 3.3            3.7             3.7

Net Revenues<F1> (After
Provision for Loan Loss)                 3.7            3.7             3.7

Net Income Before
Extraordinary Items and
Preferred Dividend                       4.2            4.1             4.1

Assets                                   5.6            5.0             5.1

Loans                                    5.6            4.7             4.7

Deposits                                 6.1            5.6             5.6

Total Equity                             5.5            4.8             4.8

- ---------------------

<F1>  Net revenues include net interest income plus noninterest income net of noninterest expense.

            Accretion/Dilution Summary
            --------------------------

            Stifel reviewed certain financial information for the pro forma combined entity resulting from the Merger for the year ended December 31, 1993, and the six months ended June 30, 1994, and estimated future operating and financial information developed by both Central Mortgage and MBI for the year ended December 31, 1994. Based on this analysis, Stifel compared Central Mortgage's actual per share earnings, book value, tangible book value and common stock dividends for the relevant periods with such figures for the pro forma combined entity. [The Merger is accretive on a pro forma basis with respect to per share earnings, book value, tangible book value and common stock dividends per share of Central Mortgage Common Stock and is projected to be accretive for the year ended December 31, 1994.]

            Trading Liquidity Analysis
            --------------------------

            Stifel prepared an analysis comparing the trading liquidity of Central Mortgage Common Stock relative to MBI Common Stock. The analysis found there to be substantially greater liquidity in MBI Common Stock in terms of total shares traded, approximate market value of shares traded, average daily volume and annual trading volume as a percentage of common stock outstanding.

            Present Value Analysis
            ----------------------

            Applying discounted cash flow analysis to the theoretical future earnings and dividends of Central Mortgage and MBI, Stifel compared the calculated theoretical future value of a share of Central Mortgage to the calculated theoretical future value of the fractional share of the combined entity receivable in exchange for a share of Central Mortgage Common Stock pursuant to the Merger Agreement. The analysis was based upon a range of assumed returns on assets, a 5% annual asset growth, current dividend rates, a range of assumed price/earnings ratios and a 12% discount rate. Based on this analysis, Stifel concluded that the Merger increases the value of a share of Central Mortgage Common Stock.

            Summary Analysis of Bank Merger Transactions
            --------------------------------------------

            Stifel analyzed certain information relating to transactions in the banking industry, including median information for 391 acquisitions announced in the U.S. between September 14, 1993 and September 14, 1994, as well as for 130 bank acquisitions announced in the Midwest between September 14, 1993 and September 14, 1994 (the "Selected Transactions"). Stifel calculated the following ratios with respect to the Merger and the Selected Transactions:



                                     Central
                                     Mortgage/           U.S.          Midwest
Ratios                               MBI Merger<F1>      Median        Median
- ------                               --------------      ------        -------

Deal Price per Share/Book Value         192%             167%          163%

Deal Price per Share/
Tangible Book Value                     232              170           164

Deal Price per Share/
Trailing 4 Quarters
Earnings' per Share                     15.4             14.3          14.1

Deal Price/Assets                       16.7             14.6          14.2

Premium over Tangible
Book Value/Deposits                     10.6              6.6           5.7

Deal Price/Deposits                     19.4             16.8          16.5

- ------------------------

<F1>  Central Mortgage ratios based on estimated exchange ratio and pre-announcement price for MBI Common Stock.


            The summary set forth above does not purport to be a complete description of the presentation by Stifel to the Central Mortgage Board of Directors or of the analyses performed by Stifel.
The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Stifel believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Central Mortgage
Board of Directors. In addition, Stifel may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Stifel's view of the actual value of Central Mortgage or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

            In performing its analyses, Stifel made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Central Mortgage or MBI. The analyses performed by Stifel are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Stifel's analysis of the fairness of the Merger consideration to be received by the Central Mortgage shareholders from a financial point of view and were provided to the Central Mortgage Board of Directors in connection with the delivery of Stifel's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Stifel used in its analyses various projections of future performance prepared by the managements of Central Mortgage and MBI. The projections are based on numerous variables and assumptions which are inherently unpredictable and must not be considered certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

            As described above, Stifel's opinion and presentation to the Central Mortgage Board of Directors were among the many factors taken into consideration by the Central Mortgage Board in making its determination to approve the Merger.

            For Stifel's services in connection with the Merger, Central Mortgage has paid Stifel $40,000 and will pay Stifel $185,000 upon the closing of the Merger pursuant to the terms of the Engagement Letter and has agreed to reimburse Stifel for certain out-of-pocket expenses. Pursuant to the Engagement Letter, the Company has agreed to indemnify Stifel, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

            In the ordinary course of its business, Stifel actively trades equity securities of Central Mortgage for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

CONDITIONS OF THE MERGER

            The respective obligations of MBI and Central Mortgage to consummate the Merger are subject to the satisfaction of certain mutual conditions, including the following:

                  (1) The Merger Agreement shall be approved by the holders of at least two-thirds of the outstanding shares of Central Mortgage Common Stock at the Special Meeting.

                  (2) The Merger Agreement and the transactions contemplated therein shall have been approved by the Federal Reserve Board and any other federal and/or state regulatory agency whose approval is required for the consummation of the transactions contemplated therein.

                  (3) The Registration Statement of which this Proxy Statement/Prospectus is a part, registering shares of MBI Common Stock to be issued in the Merger, shall have been declared effective and not be subject to a stop order or any threatened stop order.

                  (4) Neither Central Mortgage, MBI nor ABNK shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

            The obligation of MBI and ABNK to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

                  (1) The representations and warranties of Central Mortgage made in the Merger Agreement shall be true and correct in all material respects, except for inaccuracies therein that are not of a magnitude as to have a material adverse effect on Central Mortgage and its subsidiaries, taken as a whole, as of September 21, 1994 and as of the Effective Time, and all obligations required to be performed by Central Mortgage prior to or at the Closing Date shall have been performed in all material respects, and MBI shall have received an officers' certificate from Central Mortgage to that effect.

                  (2) Central Mortgage shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of Central Mortgage for the lawful consummation of the Merger.

                  (3) Since September 21, 1994, there shall have been no material adverse change in the business, financial condition or results of operations of Central Mortgage or its subsidiaries, taken as a whole.

                  (4) Unless otherwise waived by MBI and ABNK in their sole discretion, holders of less than ten percent (10%) of the total value of shares of Central Mortgage Common Stock outstanding shall have taken such steps as are then possible to dissent from the Merger pursuant to Missouri law.

                  (5) MBI and ABNK shall have received an opinion of KPMG Peat Marwick LLP, satisfactory to MBI, that the Merger will qualify for pooling-of-interests accounting treatment, which opinion shall not have been withdrawn. Baird, Kurtz and Dobson, independent auditors for Central Mortgage, shall have provided to Central Mortgage assurance that it knows of no facts that would prevent pooling-of-interests accounting treatment.

                  (6) Blackwell Sanders Matheny Weary & Lombardi, counsel to Central Mortgage, shall have delivered to MBI an opinion regarding certain legal matters.

            Central Mortgage's obligation to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

                  (1) The representations and warranties of MBI and ABNK made in the Merger Agreement shall be true and correct in all material respects, except for inaccuracies therein that are not of a magnitude as to have a material adverse effect on MBI and its subsidiaries, taken as a whole, as of September 21, 1994 and as of the Effective
            Time, and all obligations required to be performed by MBI and ABNK prior to or at the Effective Time shall have been performed in all material respects, and Central
            Mortgage shall have received an officer's certificate from MBI to that effect.

                  (2) MBI and ABNK shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of MBI or ABNK for the lawful consummation of the Merger.

                  (3) Since September 21, 1994, there shall have been no material adverse change in the business, financial condition or results of operations of MBI on a consolidated basis taken as a whole.

                  (4) Thompson & Mitchell, counsel to MBI, shall have delivered to Central Mortgage an opinion regarding certain legal matters.

                  (5) Central Mortgage shall have received from Thompson & Mitchell an opinion to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and to the effect that, as a result of the Merger, except with respect to fractional share interests, holders of Central Mortgage Common Stock who receive MBI Common Stock in the Merger will not recognize gain or loss for federal income tax purposes, the basis of such MBI Common Stock will equal the basis of the Common Stock for which it is exchanged, and the holding period of such MBI Common Stock will include the holding period of the Central Mortgage Common Stock for which it is exchanged, assuming that such Central Mortgage Common Stock is a capital asset in the hands of the holder thereof as of the Effective Time.

TERMINATION OF THE MERGER AGREEMENT

            The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of Central Mortgage, by mutual consent of the Executive Committee of the Board of Directors of MBI and the Boards of Directors of Central Mortgage and ABNK, or unilaterally by the Executive Committee of the Board of Directors of MBI or the Boards of Directors of Central Mortgage or ABNK: (i) at any time after June 30, 1995, if the Merger has not been consummated by such date; provided, however, such date will be automatically extended to August 31, 1995 if the cause of the failure to consummate the Merger by such date is the result of regulatory delay not due to the fault or failure of Central Mortgage, MBI or ABNK; (ii) if the Federal Reserve Board or any other federal and/or state regulatory authority whose approval is required for consummation of the Merger shall have issued a final nonappealable denial of such approval; or
(iii) in the event of a breach by the other of any representation, warranty or agreement contained in the Merger Agreement, which breach is of such a magnitude as to be materially adverse to the financial condition, results of operations, business, assets, prospects or operations of the breaching party and its subsidiaries taken as a whole and is not cured after 45 days' written notice thereof is given to the party committing such breach or waived by such other party. No assurance can be given that the Merger will be consummated on or before June 30, 1995 (or, if extended as described above, August 31, 1995) or that MBI, ABNK or Central Mortgage will not elect to terminate the Merger Agreement if the Merger has not been consummated on or before June 30, 1995 or August 31, 1995, as the case may be.

            In the event of the termination of the Merger Agreement, it shall become void and there shall be no liability on the part of any party except, that (i) confidentiality and indemnification obligations shall survive termination; (ii) MBI shall pay all printing, mailing and filing expenses with respect to the Registration Statement and this Proxy Statement/Prospectus and
(iii) in the case of termination due to continued material breach after notice and opportunity to cure, the breaching party shall not be relieved of liability to the nonbreaching party arising from the willful nonperformance of any covenant in the Merger Agreement. In addition, as described above under "- Other Agreements - Investment Agreement," in the case of certain terminations of the Merger Agreement, the Investment Agreement will become exercisable and Central Mortgage may be obligated to repurchase the Option and any Option Shares.

INDEMNIFICATION

            Central Mortgage, MBI and ABNK have agreed to indemnify each other against any claims or liabilities to which any such party may become subject under federal or state securities laws or regulations, to the extent that such claim or liability arises out of information furnished to the party subject to such liability by the other party, or out of an omission by such other party to state a necessary or material fact in the Registration Statement of which this Proxy Statement/Prospectus is a part.

CLOSING DATE

            The Merger will be consummated and become effective on the Closing Date upon issuance of a certificate of merger by the Missouri Secretary of State. Under the Merger Agreement, unless the parties otherwise agree, the Closing Date shall be the first business day of the month immediately succeeding the month in which the last of the following events occurs: (i) the receipt of the requisite approval of the Merger Agreement by the shareholders of Central Mortgage; (ii) the thirtieth day after the approval of the Merger by the Federal Reserve Board; and (iii) the approval of the Merger by any other bank regulatory agency that may be necessary or appropriate.

SURRENDER OF CENTRAL MORTGAGE STOCK CERTIFICATES AND RECEIPT OF MBI
COMMON STOCK

            At the Effective Time of the Merger, each outstanding share of Central Mortgage Common Stock will be converted into the right to receive .5970 of a share of MBI Common Stock. See "TERMS OF THE PROPOSED MERGER - General Description of the Merger." Each holder of Central Mortgage Common Stock, upon submission to the Exchange Agent of a properly executed letter of transmittal and surrender to the Exchange Agent of the stock certificate(s) formerly representing shares of Central Mortgage Common Stock, will be entitled to receive a stock certificate evidencing the shares of MBI Common Stock to which such shareholder is entitled.

            Within five business days after the Effective Time of the Merger, the Exchange Agent will mail to each former Central
Mortgage shareholder of record as of the Effective Time notification of the consummation of the Merger. The Exchange Agent will also provide a letter of transmittal and instructions as to the procedure for the surrender of the stock certificates evidencing the Central Mortgage Common Stock and the receipt of shares of MBI Common Stock.

            Following the Effective Time of the Merger, it will be the responsibility of each former holder of Central Mortgage shares to submit all certificates evidencing that former holder's shares of Central Mortgage Common Stock to the Exchange Agent. No dividends or other distribution will be paid to a former Central
Mortgage shareholder with respect to shares of MBI Common Stock until such shareholder's properly completed letter of transmittal and stock certificates formerly representing Central Mortgage
Common Stock, or, in lieu thereof, such evidence of a lost, stolen or destroyed certificate and/or such surety bond as the Exchange Agent may reasonably require in accordance with customary exchange practices, are delivered to the Exchange Agent.
All dividends or other distributions on the MBI Common Stock declared between the Closing Date of the Merger and the date of the surrender of a Central Mortgage stock certificate will be held for the benefit of the shareholder and will be paid to the shareholder, without interest thereon, upon the surrender of such stock certificate or documentation and/or insurance bond in lieu thereof.

FRACTIONAL SHARES

            No fractional shares of MBI Common Stock will be issued to the former shareholders of Central Mortgage in connection with the Merger. Each former holder of Central Mortgage Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the NYSE Composite Tape as reported in The Wall Street Journal on the Closing Date of the Merger. Cash received by Central Mortgage shareholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

REGULATORY APPROVAL

            In addition to the approval of the Merger Agreement by the shareholders of Central Mortgage, the obligations of the parties to effect the Merger are subject to prior approval of the Federal Reserve Board. As a bank holding company, MBI is subject to regulation under the BHCA. The Merger is subject to prior approval by the Federal Reserve Board under Section 3 and Section
4 of the BHCA. Under the BHCA, the Federal Reserve Board may withhold approval of the Merger if, among other things, it determines that the effect of the Merger would be to substantially lessen competition in the relevant markets. In addition, the Federal Reserve Board must consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977, as amended, by assessing the involved entities' respective records of meeting the credit needs of the local communities in which they are chartered, consistent with the safe and sound operation of such institutions. In its review, the Federal Reserve Board must also examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have inadequate capital.

            Applications for such approval have been filed with the Federal Reserve Board. MBI and Central Mortgage are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the Merger. See "SUPERVISION AND REGULATION."

BUSINESS PENDING THE MERGER

            The Merger Agreement provides that, during the period from September 21, 1994 to the Effective Time, Central Mortgage will conduct its business according to the ordinary and usual course consistent with past and current practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

            Furthermore, from the date of the Merger Agreement to the Closing Date, except as provided in the Merger Agreement, Central Mortgage will not, and will cause each of its subsidiaries not to, without the prior written consent of MBI, which consent will not be unreasonably withheld:

                  (1) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from any of the Central Mortgage subsidiaries to Central Mortgage), except that Central Mortgage may declare and pay regular quarterly cash dividends in amounts not to exceed (i) the amount determined pursuant to Section 7.3 of the Articles of Incorporation of Central Mortgage on the Central Mortgage Series A Preferred Stock, $10.00 par value (the "Central Mortgage Preferred Stock"), and (ii) $0.12 per share on the Central Mortgage Common Stock; provided, however, no dividend will be paid to a Central Mortgage shareholder for any quarter in which such Central Mortgage shareholder will be entitled to receive a regular quarterly dividend on the shares of MBI Common Stock to be issued in the Merger;

                  (2) enter into or amend any employment, severance or similar agreement or arrangement with any director or officer or employee, or materially modify any of the Central Mortgage employee plans or policies or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except normal individual increases in compensation to employees consistent with past practice, or as required by law or contract, and except for such increases of which Central Mortgage notifies MBI in writing and which MBI does not disapprove within ten days of the receipt of such notice;

                  (3) propose or adopt any amendments to the Articles of Incorporation or the Articles of Association of Central Mortgage or any subsidiary of Central Mortgage, as the case may be, or its respective by-laws;

                  (4) issue any shares of capital stock, except with respect to the issuance of Central Mortgage Common Stock upon the exercise or conversion of employee stock options or Central Mortgage Preferred Stock outstanding as of September 21, 1994, or effect any stock split or otherwise change its capitalization as it existed on September 21, 1994;

                  (5) grant, confer or award any options, warrants, conversion rights or other rights not existing on September 21, 1994 to acquire any shares of its capital stock;

                  (6) purchase or redeem any shares of its capital stock, except, in the case of Central Mortgage, the redemption of any or all shares of Central Mortgage
            Preferred Stock, and in the case of Cenco Insurance
            Company, Inc. (an Arizona corporation of which Central Mortgage owns approximately 79.9% of the issued and outstanding shares of capital stock ("Cenco")), capital stock held by persons other than Central Mortgage;

                  (7) enter into or increase any loan or credit commitment (including stand-by letters of credit but excluding commitments in respect of the packaging of mortgages for sale in the ordinary course of business) to, or invest or agree to invest in any person or entity
            (i) in an amount in excess of $750,000, without first consulting with MBI, and, in the case of persons or entities to which it has outstanding aggregate credit commitments and loans exceeding $750,000, subject to (ii) below, increase or agree to increase the loan or credit commitment to, or invest or agree to invest in, such person or entity by more than twenty-five percent (25%) of the amount of such loan, credit commitment or investment, without first consulting with MBI, and (ii) in an amount in excess of $1,000,000, without first obtaining the prior written consent of MBI, which consent will not be unreasonably withheld; provided, however, notwithstanding (i) and (ii), Central Mortgage and/or any subsidiary of Central Mortgage shall not be prohibited from honoring any contractual and legally binding obligation in existence on September 21, 1994;

                  (8) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or take or omit to take any other action which would make any of the representations and warranties in the Merger Agreement untrue or incorrect in any respect if made anew after engaging in such activity, entering into such transaction or taking or omitting such other act; or

                  (9) take any action (i) that would (a) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of MBI or Central Mortgage to obtain any necessary approvals of any regulatory authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement, or
            (b) prevent or impede the Merger from qualifying as a pooling-of-interests for accounting purposes or as a reorganization within the meaning of Section 368 of the Code, or (ii) that is not in the ordinary course of business consistent with past practices unless otherwise expressly permitted by the Merger Agreement;

                  (10) directly or indirectly, including through its officers, directors, employees or other representatives:

                        (i) initiate, solicit or encourage any
                  discussions, inquiries or proposals with any third party (other than MBI or ABNK) relating to the disposition of any significant portion of the business or assets of Central Mortgage or any of its subsidiaries or the acquisition of the capital stock (or rights or options exercisable for, or securities convertible or exchangeable into, capital stock) of Central Mortgage or any of its subsidiaries or the merger of Central Mortgage or any of its subsidiaries with any person (other than MBI or ABNK) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or

                        (ii) provide any third party with information
                  or assistance or negotiate with any third party with respect to an Acquisition Transaction, and Central Mortgage shall promptly notify MBI orally of all the relevant details relating to all inquiries, indications of interest and proposals which it or any of its subsidiaries may receive with respect to any Acquisition Transaction.

            On November 11, 1994, Central Mortgage, in accordance with the provisions of its Articles of Incorporation, issued a notice of redemption of all shares of Central Mortgage Preferred Stock then outstanding. As of the Record Date, all issued and outstanding shares of Central Mortgage Preferred Stock had been converted into shares of Central Mortgage Common Stock.

WAIVER AND AMENDMENT

            Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under "- Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, or
(ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors
(in the case of Central Mortgage) or Executive Committees, whether before or after the Special Meeting; provided, however, that after approval of the Merger Agreement by the shareholders of Central Mortgage at the Special Meeting no such modification may alter or change the amount or form of consideration to be received by the Central Mortgage shareholders in the Merger, or adversely affect the Central Mortgage shareholders. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" of this Proxy Statement/Prospectus.

ACCOUNTING TREATMENT

            The Merger is intended to be accounted for under the pooling-of-interests method of accounting. Data regarding the financial condition and results of operations of Central Mortgage will be included in MBI's consolidated financial statements for all periods presented by MBI as if the Merger had occurred on the first day of the earliest period presented. It is a condition to MBI's and ABNK's consummation of the Merger that KPMG Peat Marwick LLP, MBI's independent accountants, deliver to MBI and ABNK an opinion that the Merger will qualify for pooling-of-interests accounting treatment.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

            Central Mortgage has entered into change of control agreements with each of Lynn A. Harmon, Edward A. Mangone, Tom D. Harmon, Michael R. Rankin, Thomas R. Main, Stephen D. Taylor and Dean Derks (the "Executives"). The agreements provide that each Executive will receive compensation in an amount determined by multiplying three times 98% of the annual average compensation (annualized for any partial year) received by such Executive for the last five years. At the Effective Time, MBI shall pay to each Executive the amount due to such Executive under his respective agreement, without regard to any notice or waiting periods set forth in such change of control agreement. Based upon compensation received by the Executives for the years 1990-1994, the estimated aggregate present value of amounts presently payable to the Executives upon consummation of the Merger would be approximately $4,000,000.

            MBI has agreed to assume all outstanding stock options to purchase Central Mortgage Common Stock held by Central Mortgage employees. Each such option outstanding at the Effective Time, whether or not exercisable or vested, shall, at the Effective Time, be converted into an option to purchase such number of shares of MBI Common Stock as is equal to the number of shares of Central Mortgage Common Stock subject to such option multiplied by .5970, and at a per share exercise price which shall equal the per share exercise price under such option divided by .5970, subject to adjustment as appropriate to reflect any stock split, stock dividend, capitalization or similar transaction subsequent to the Effective

Time. With respect to options which qualify as "incentive stock options" under Section 422 of the Code, any adjustment is intended to satisfy the requirements of Section 422.

      CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
      -----------------------------------------------------

            The following is a discussion of the material federal income tax consequences of the Merger to certain Central Mortgage shareholders and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to vote for the approval of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to Central Mortgage shareholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities and persons who acquired their Central Mortgage Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The discussion addresses neither the effect of any applicable state, local or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to the federal income tax. IN VIEW OF THE INDIVIDUAL NATURE OF FEDERAL INCOME TAX CONSEQUENCES, EACH CENTRAL MORTGAGE SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.

            The discussion is based on the Code, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The discussion is also based on certain assumptions regarding the factual circumstances that will exist at the Effective Time of the Merger, including certain representations of MBI, Central Mortgage and certain shareholders of Central Mortgage. If any of these factual assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. The discussion assumes that shares of Central Mortgage Common Stock are held as capital assets (within the meaning of Section 1221 of the Code) at the Effective Time.

            Assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Code, by reason of the application of Section 368(a)(2)(D) of the Code, with the following federal income tax consequences:

                  (1) Central Mortgage shareholders will recognize no gain or loss as a result of the exchange of their Central Mortgage Common Stock solely for shares of MBI Common
            Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

                  (2) The aggregate adjusted tax basis of the shares of MBI Common Stock received by each Central Mortgage shareholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph (4) below) will be equal to the aggregate adjusted tax basis of the shares of Central Mortgage Common Stock surrendered.

                  (3) The holding period of the shares of MBI Common Stock received by each Central Mortgage shareholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 4 below) will include the holding period of the shares of Central Mortgage Common Stock exchanged therefor.

                  (4) A Central Mortgage shareholder who receives cash in the Merger in lieu of a fractional share of MBI Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by MBI in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of MBI Common Stock allocable to the fractional share interest.

                  (5) A Central Mortgage shareholder who receives only cash as a result of the exercise of dissenters' rights will realize gain or loss for federal income tax purposes (determined separately as to each block of Central Mortgage Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such shareholder, and (y) such shareholder's tax basis for the shares of Central Mortgage Common Stock surrendered in exchange therefor, provided that the cash payment does not have the effect of the distribution of a dividend. Any such gain or loss will be recognized for federal income tax purposes and will be treated as capital gain or loss. However, if the cash payment does have the effect of the distribution of a dividend, the amount of taxable income recognized generally will equal the amount of cash received; such income generally will be taxable as a dividend; and no loss (or other recovery of such shareholder's tax basis for the shares of Central Mortgage Common Stock surrendered in the exchange) generally will be recognized by such shareholder. The determination of whether a cash payment has the effect of the distribution of a dividend will be made pursuant to the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code. See "Impact of Section 302 of the Code," below.

            Impact of Section 302 of the Code. With regard to dissenters, the determination of whether a cash payment has the effect of the distribution of a dividend generally will be made pursuant to the provisions of Section 302 of the Code. A cash payment to a Central Mortgage shareholder will be considered not to have the effect of the distribution of a dividend under Section 302 of the Code and such shareholder will recognize capital gain or loss only if the cash payment (i) results in a "complete redemption" of such shareholder's actual and constructive stock interest, (ii) results in a "substantially disproportionate" reduction in such shareholder's actual and constructive stock interest or (iii) is "not essentially equivalent to a dividend."

            A cash payment will result in a "complete redemption" of
a shareholder's stock interest and such shareholder will recognize capital gain or loss if such shareholder does not actually or constructively own any stock after the receipt of the cash payment.
A reduction in a shareholder's stock interest will be
"substantially disproportionate" and such shareholder will
recognize capital gain or loss if (i) the percentage of outstanding shares actually and constructively owned by such shareholder after the receipt of the cash payment is less than four-fifths (80%) of the percentage of outstanding shares actually and constructively owned by such shareholder immediately prior to the receipt of the cash payment and (ii) such shareholder actually and constructively owns less than 50 percent of the number of shares outstanding after the receipt of the cash payment.  A cash payment will qualify as
"not essentially equivalent to a dividend" and a shareholder will recognize capital gain or loss if it results in a meaningful reduction in the percentage of outstanding shares actually and constructively owned by such shareholder. No specific tests apply to determine whether a reduction in a shareholder's ownership interest is meaningful; rather, such determination will be made based on all the facts and circumstances applicable to such Central Mortgage shareholder. No general guidelines dictating the appropriate interpretation of facts and circumstances have been announced by the courts or issued by the Internal Revenue Service
(the "Service").  However, the Service has indicated in Revenue
Ruling 76-385 that a minority shareholder (i.e., a holder who
                                           ----
exercises no control over corporate affairs and whose proportionate stock interest is minimal in relation to the number of shares outstanding) generally is treated as having had a "meaningful reduction" in interest if a cash payment reduces such holder's actual and constructive stock ownership to any extent.

            Under the traditional analysis (which apparently continues to be used by the Service), Section 302 of the Code will apply as though the cash payment were made by Central Mortgage in a hypothetical redemption of Central Mortgage Common Stock immediately prior to, and in a transaction separate from, the Merger (a "deemed Central Mortgage redemption"). Thus, under the traditional analysis, the determination of whether a cash payment results in a complete redemption of interest, qualifies as a substantially disproportionate reduction of interest, or is not essentially equivalent to a dividend will be made by comparing (x) the shareholder's actual and constructive stock interest in Central Mortgage before the deemed Central Mortgage redemption, with (y) such shareholder's actual and constructive stock interest in Central Mortgage after the deemed Central Mortgage redemption (but before the Merger). However, the law is unclear regarding whether the deemed redemption approach of the Service is correct, and Counsel has rendered no opinion on the correctness of the Service's approach. Counsel has noted in its opinion that some tax practitioners believe that the determination of whether a cash payment has the effect of a distribution of a dividend should be made as if the Central Mortgage Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger for shares of MBI Common Stock followed immediately by a redemption of such shares by MBI for the cash payment (a "deemed MBI redemption"). Under this analysis, the determination of whether a cash payment satisfies any of the foregoing tests would be made by comparing (i) the shareholder's actual and constructive stock interest in MBI before the deemed MBI redemption (determined as if such shareholder had received solely MBI Common Stock in the Merger) with (ii) such shareholder's actual and constructive stock interest in MBI after the deemed MBI redemption. Because this analysis is more likely to result in capital gain treatment than the traditional analysis, each Central Mortgage shareholder who receives solely cash in exchange for all of the Central Mortgage Common Stock he or she actually owns should consult his or her own tax advisor with regard to the proper treatment of such cash.

            The determination of ownership for purposes of the three foregoing tests will be made by taking into account both shares owned actually by such shareholder and shares owned constructively by such shareholder pursuant to Section 318 of the Code. Under
Section 318 of the Code, a shareholder will be deemed to own stock that is actually or constructively owned by certain members of his or her family (spouse, children, grandchildren and parents) and other related parties including, for example, certain entities in which such shareholder has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as shares of stock that such shareholder (or a related person) has the right to acquire upon exercise of an option or conversion right. Section 302(c)(2) of the Code provides certain exceptions to the family attribution rules for the purpose of determining whether a complete redemption of a shareholder's interest has occurred for purposes of Code section 302.

            Because the determination of whether a payment will be treated as having the effect of the distribution of a dividend will generally depend upon the facts and circumstances of each Central Mortgage shareholder, Central Mortgage shareholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

            Central Mortgage has received from Thompson & Mitchell, counsel for MBI, an opinion to the effect that the Merger will be a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Code, by reason of Section 368(a)(2)(D) of the Code, and that the federal income tax consequences of the Merger are in all material respects as described in this section. The opinion is available without charge upon written request to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524. Such opinion is subject to the conditions and assumptions stated therein and relies on various representations made by MBI,

Central Mortgage and certain shareholders of Central Mortgage. Pursuant to the terms of the Merger Agreement, Central Mortgage shall receive an update of such opinion dated as of the Closing Date. An opinion of counsel, unlike a private letter ruling from the Service, has no binding effect on the Service. The Service could take a position contrary to counsel's opinion and, if the matter is litigated, a court may reach a decision contrary to the opinion. The Service is not expected to issue a ruling on the tax effects of the Merger, and no such ruling has been requested.

            THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH CENTRAL MORTGAGE SHAREHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH CENTRAL MORTGAGE SHAREHOLDER. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, EACH CENTRAL MORTGAGE SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.


      RIGHTS OF DISSENTING SHAREHOLDERS OF CENTRAL MORTGAGE
      -----------------------------------------------------

            Each holder of Central Mortgage Common Stock has the right to dissent from the Merger and receive the fair value of such shares of Central Mortgage in cash if the shareholder follows the procedures set forth under Section 351.455 of the Missouri Act set forth as Annex B hereto and the material provisions of which are
         -------
summarized below. Under Section 351.455 of the Missouri Act, a holder of Central Mortgage Common Stock may dissent and ABNK, as the surviving corporation, will pay to such shareholder the fair value of such shareholder's shares of Central Mortgage Common Stock as of the day prior to the Special Meeting if such shareholder (1) files with Central Mortgage prior to or at the Special Meeting a written objection to the Merger; (2) does not vote in favor thereof; and (3) within 20 days after the Effective Date of the
         ---
Merger makes written demand on ABNK for payment of the fair value of the shares held by such shareholder as of the day prior to the date of the Special Meeting. MBI will include notice of the Effective Date of the Merger in its letter to all shareholders of Central Mortgage notifying them of the procedures to exchange their shares for those of MBI. Such letter will be sent promptly following the Effective Date of the Merger. Such demand by a dissenting shareholder shall state the number of shares owned by such dissenting shareholder. Any shareholder failing to make demand within the 20-day period shall be conclusively presumed to have consented to the Merger and shall be bound by the terms thereof. A PROXY OR VOTE AGAINST THE MERGER WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN OBJECTION FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

            If within 30 days after the Effective Date of the Merger, the value of such shares is agreed upon between the dissenting shareholder and ABNK, payment therefor shall be made within 90 days after the Effective Date of the Merger, upon the surrender by such shareholder of the certificate or certificates representing said shares. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares or in ABNK or MBI.

            If within 30 days after the Effective Date of the Merger, the shareholder and ABNK do not agree as to value, then the dissenting shareholder may, within 60 days after the expiration of the 30-day period, file a petition in any court of competent jurisdiction asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against ABNK for the amount of such fair value as of the day prior to the date of the Special Meeting with interest thereon to the date of such judgment. The "fair value" determined by the court may be more or less than the amount offered to Central Mortgage shareholders under the Merger Agreement. The judgment shall be payable only upon and simultaneously with the surrender to ABNK of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares or in ABNK or MBI. Unless a dissenting shareholder shall file such petition within such 60-day period, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the Merger, and shall be bound by the terms thereof.

            THE ABOVE SUMMARY OF THE PROVISIONS REGARDING DISSENTERS' RIGHTS UNDER THE MISSOURI ACT IS QUALIFIED IN ITS ENTIRETY BY THE
TEXT OF SECTION 351.455 OF THE MISSOURI ACT WHICH IS ATTACHED
HERETO AS ANNEX B.
          -------

            Central Mortgage shareholders who are interested in perfecting dissenters' rights pursuant to Section 351.455 of the Missouri Act in connection with the Merger should consult with their counsel for advice as to the procedures required to be followed.

                 PRO FORMA FINANCIAL INFORMATION
                 -------------------------------

COMPARATIVE UNAUDITED PER SHARE DATA

            The following table sets forth for the periods indicated selected historical per share data of MBI and Central Mortgage and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger, the proposed acquisitions of UNSL and of Wedge and the acquisition of Ameribanc, Inc. by merger with and into a wholly owned subsidiary of MBI, which was completed on April 30, 1992 (ABNK is the surviving entity from that merger). The data presented is based upon the consolidated financial statements and related notes of MBI and Central Mortgage, UNSL and Wedge included in this Proxy Statement/ Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION." This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger, the completed merger of ABNK or the proposed mergers of UNSL and Wedge had been consummated prior to the periods indicated.

                                                                       MBI/Central    Central                      Central Mortgage/
                                                           Central      Mortgage     Mortgage     MBI/All Entities   All Entities
                                               MBI        Mortgage      Pro Forma    Pro Forma        Pro Forma        Pro Forma
                                            Reported      Reported    Combined<F1> Equivalent<F2>   Combined<F3>    Equivalent<F2>
                                            --------      --------    ------------ --------------   ------------    --------------
Book Value per Share:
  September 30, 1994                          $24.12       $ 12.10       $ 23.89       $ 14.29        $ 23.82         $ 14.22
  December 31, 1993                            22.40         11.20         22.17         13.24          22.16           13.23

Cash Dividends Declared per Share:
  Nine months ended September 30, 1994        $  .84       $   .32       $   .84       $   .50        $   .84         $   .50
  Year ended December 31, 1993                   .99           .37           .99           .59            .99             .59
  Year ended December 31, 1992                   .93           .23           .93           .56            .93             .56
  Year ended December 31, 1991                   .93           .16           .93           .56            .93             .56

Earnings per Share:
  Nine months ended September 30, 1994        $ 2.79       $  1.38       $  2.75       $  1.64        $  2.70         $  1.61
  Year ended December 31, 1993                  2.80          1.54          2.77          1.65           2.79            1.67
  Year ended December 31, 1992                  2.36          1.79          2.33          1.39           2.37            1.41
  Year ended December 31, 1991                  2.37          1.57          2.26          1.35           2.21            1.32

Market Price per Share:
  At September 21, 1994<F4>                   $37.75       $ 18.50           n/a       $ 22.54            n/a         $ 22.54
  At November 18, 1994<F4>                     31.63         18.25           n/a         18.88            n/a           18.88

- --------------------

<F1>   Includes the effect of pro forma adjustments for Central Mortgage and
       ABNK, as appropriate.  See "PRO FORMA FINANCIAL INFORMATION."

<F2>   Based on the pro forma combined per share amounts multiplied times
       .5970, the conversion ratio applicable to one share of Central Mortgage Common Stock. Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements. See "PRO FORMA FINANCIAL INFORMATION."

<F3>   Includes the effect of pro forma adjustments for Central Mortgage,
       ABNK, UNSL and Wedge, as appropriate. See "PRO FORMA FINANCIAL INFORMATION."

<F4>   The market value of MBI and Central Mortgage Common Stock was determined as of the last trading day preceding the public announcement of the proposed acquisition and as of the latest available date prior to the filing of the Proxy Statement/Prospectus, based on the last sale price as reported on the NYSE Composite Tape and Nasdaq, respectively.

PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

            The following unaudited pro forma combined consolidated balance sheet gives effect to the Merger and the proposed acquisitions of UNSL and of Wedge, as if each of the mergers were consummated on September 30, 1994.

            MBI acquired ABNK on April 30, 1992, which acquisition was accounted for under the purchase method of accounting. Accordingly, the historical results of operations of MBI include the results of operations of ABNK from May 1, 1992 forward. The following pro forma combined consolidated income statements include the results of operations of ABNK from January 1, 1991 through the date of acquisition.

            The following pro forma combined consolidated income statements for the nine months ended September 30, 1994 and 1993 and for the years ended December 31, 1993, 1992 and 1991 set forth the results of operations of MBI combined with the results of operations of Central Mortgage, UNSL and Wedge as if the Merger and the proposed acquisitions of UNSL and of Wedge had occurred as of the first day of the period presented. As stated above, the pro forma combined consolidated income statements for the years ended
December 31, 1992 and 1991 include the results of operations of ABNK from January 1, 1991 through the date of acquisition.

            The unaudited pro forma combined consolidated financial statements should be read in conjunction with the accompanying Notes to the Pro Forma Combined Consolidated Financial Statements and with the historical Financial Statements of MBI, Central Mortgage, UNSL, Wedge and ABNK. The historical interim financial information for the nine months ended September 30, 1994 and 1993, used as a basis for the pro forma combined consolidated financial statements, include all necessary adjustments, which, in management's opinion, are necessary to present the data fairly. These pro forma combined consolidated financial statements may not be indicative of the results of operations that actually would have occurred if the completed and proposed mergers had been consummated on the dates assumed above or of the results of operations that may be achieved in the future.

                                       MERCANTILE BANCORPORATION INC.
                               PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                             SEPTEMBER 30, 1994
                                                (THOUSANDS)
                                                (UNAUDITED)
                                                                                            Central Mortgage
                                                                               Central          Pro Forma
                                                                  Central     Mortgage          Combined
                                                      MBI        Mortgage   Adjustments<F1>   Consolidated
                                                  -----------    --------   -----------       ------------
ASSETS
 Cash and due from banks . . . . . . . . . . . .  $   667,577    $ 28,502    $                $   696,079
 Due from banks - interest bearing . . . . . . .          231         200                             431
 Federal funds sold and repurchase agreements. .      225,472       2,400                         227,872
 Investments in debt and equity securities
      Trading. . . . . . . . . . . . . . . . . .       17,290          --                          17,290
      Available-for-sale . . . . . . . . . . . .      271,709      38,028                         309,737
      Held-to-maturity . . . . . . . . . . . . .    2,859,335     149,163                       3,008,498
                                                  -----------    --------    --------         -----------
           Total . . . . . . . . . . . . . . . .    3,148,334     187,191          --           3,335,525
 Loans and leases. . . . . . . . . . . . . . . .    7,873,054     386,352                       8,259,406
 Reserve for possible loan losses. . . . . . . .     (171,691)     (6,396)                       (178,087)
                                                  -----------    --------    --------         -----------
      Net Loans and Leases . . . . . . . . . . .    7,701,363     379,956          --           8,081,319
 Bank premises and equipment . . . . . . . . . .      202,372      11,686                         214,058
 Due from customers on acceptances . . . . . . .        5,928          --                           5,928
 Intangibles . . . . . . . . . . . . . . . . . .       65,510       8,561                          74,071
 Other assets. . . . . . . . . . . . . . . . . .      220,885       7,980      52,504 <F2>        228,865
                                                                              (52,504)<F3>


                                                  -----------    --------    --------         -----------

   Total Assets. . . . . . . . . . . . . . . . .  $12,237,672    $626,476    $     --         $12,864,148
                                                  ===========    ========    ========         ===========

LIABILITIES
 Deposits
      Non-interest bearing . . . . . . . . . . .  $ 1,456,287    $ 80,347    $                $ 1,536,634
      Interest bearing . . . . . . . . . . . . .    7,397,091     457,276                       7,854,367
      Foreign. . . . . . . . . . . . . . . . . .       92,704          --                          92,704
                                                  -----------    --------    --------         -----------
         Total Deposits. . . . . . . . . . . . .    8,946,082     537,623          --           9,483,705
 Federal funds purchased and repurchase
   agreements. . . . . . . . . . . . . . . . . .    1,455,765      23,574                       1,479,339
 Other short-term borrowings . . . . . . . . . .      338,362       1,100                         339,462
 Long-term debt. . . . . . . . . . . . . . . . .      288,447       3,400                         291,847
 Bank acceptances outstanding. . . . . . . . . .        5,928          --                           5,928
 Other liabilities . . . . . . . . . . . . . . .      160,098       8,275                         168,373
                                                  -----------    --------    --------         -----------
         Total Liabilities . . . . . . . . . . .   11,194,682     573,972          --          11,768,654

SHAREHOLDERS' EQUITY
 Preferred stock . . . . . . . . . . . . . . . .           --         430        (430)<F3>             --
 Common stock. . . . . . . . . . . . . . . . . .      216,175       3,735      12,690 <F2>        228,865
                                                                               (3,735)<F3>


 Capital surplus . . . . . . . . . . . . . . . .      168,974      24,376      15,675 <F2>        184,649
                                                                              (24,376)<F3>


 Retained earnings . . . . . . . . . . . . . . .      657,841      24,139      24,139 <F2>        681,980
                                                                              (24,139)<F3>


 Treasury stock. . . . . . . . . . . . . . . . .           --        (176)        176 <F3>             --
                                                  -----------    --------    --------         -----------
      Total Shareholders' Equity . . . . . . . .    1,042,990      52,504          --           1,095,494
                                                  -----------    --------    --------         -----------
      Total Liabilities and Shareholders' Equity  $12,237,672    $626,476    $     --         $12,864,148
                                                  ===========    ========    ========         ===========
                                                                                              All Entities
                                                                                                Pro Forma
                                                                             UNSL & Wedge       Combined
                                                       UNSL       Wedge     Adjustments<F1>   Consolidated
                                                     --------   ---------   -----------       ------------
ASSETS
 Cash and due from banks . . . . . . . . . . . .     $  2,438   $   7,495    $                $   706,012
 Due from banks - interest bearing . . . . . . .       20,577         157                          21,165
 Federal funds sold and repurchase agreements. .           --          --                         227,872
 Investments in debt and equity securities
      Trading. . . . . . . . . . . . . . . . . .           --          --                          17,290
      Available-for-sale . . . . . . . . . . . .           --      54,771                         364,508
      Held-to-maturity . . . . . . . . . . . . .       14,814      24,029                       3,047,341
                                                     --------    --------    --------         -----------
           Total . . . . . . . . . . . . . . . .       14,814      78,800          --           3,429,139
 Loans and leases. . . . . . . . . . . . . . . .      443,799     113,154                       8,816,359
 Reserve for possible loan losses. . . . . . . .       (3,665)     (1,208)                       (182,960)
                                                     --------    --------    --------         -----------
      Net Loans and Leases . . . . . . . . . . .      440,134     111,946          --           8,633,399
 Bank premises and equipment . . . . . . . . . .        6,250       3,672                         223,980
 Due from customers on acceptances . . . . . . .           --          --                           5,928
 Intangibles . . . . . . . . . . . . . . . . . .          159          --                          74,230
 Other assets. . . . . . . . . . . . . . . . . .        4,044       3,385      39,225 <F4>        236,294
                                                                              (39,225)<F5>
                                                                               18,607 <F6>
                                                                              (18,607)<F7>
                                                     --------    --------    --------         -----------

   Total Assets. . . . . . . . . . . . . . . . .     $488,416    $205,455    $     --         $13,558,019
                                                     ========    ========    ========         ===========

LIABILITIES
 Deposits
      Non-interest bearing . . . . . . . . . . .     $ 11,113    $ 21,650    $                $ 1,569,397
      Interest bearing . . . . . . . . . . . . .      367,117     131,832                       8,353,316
      Foreign. . . . . . . . . . . . . . . . . .           --          --                          92,704
                                                     --------    --------    --------         -----------
         Total Deposits. . . . . . . . . . . . .      378,230     153,482          --          10,015,417
 Federal funds purchased and repurchase
   agreements. . . . . . . . . . . . . . . . . .           --      17,180                       1,496,519
 Other short-term borrowings . . . . . . . . . .       65,000      14,715                         419,177
 Long-term debt. . . . . . . . . . . . . . . . .           --          --                         291,847
 Bank acceptances outstanding. . . . . . . . . .           --          --                           5,928
 Other liabilities . . . . . . . . . . . . . . .        5,961       1,471                         175,805
                                                     --------    --------    --------         -----------
         Total Liabilities . . . . . . . . . . .      449,191     186,848          --          12,404,693

SHAREHOLDERS' EQUITY
 Preferred stock . . . . . . . . . . . . . . . .                                                       --
 Common stock. . . . . . . . . . . . . . . . . .        1,744       1,443       7,892 <F4>        241,607
                                                                               (1,744)<F5>
                                                                                4,850 <F6>
                                                                               (1,443)<F7>
 Capital surplus . . . . . . . . . . . . . . . .        7,179       5,057      (2,582)<F4>        183,717
                                                                               (7,179)<F5>
                                                                                1,650 <F6>
                                                                               (5,057)<F7>
 Retained earnings . . . . . . . . . . . . . . .       33,915      12,107      33,915 <F4>        728,002
                                                                              (33,915)<F5>
                                                                               12,107 <F6>
                                                                              (12,107)<F7>
 Treasury stock. . . . . . . . . . . . . . . . .       (3,613)                  3,613 <F5>             --
                                                     --------    --------    --------         -----------
      Total Shareholders' Equity . . . . . . . .       39,225      18,607          --           1,153,326
                                                     --------    --------    --------         -----------
      Total Liabilities and Shareholders' Equity     $488,416    $205,455    $                $13,558,019
                                                     ========    ========    ========         ===========

See notes to pro forma combined consolidated financial statements.

                                           MERCANTILE BANCORPORATION INC.
                                  PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994
                                         (THOUSANDS EXCEPT PER SHARE DATA)
                                                    (UNAUDITED)
                                                                  Central Mortgage                    All Entities
                                                                      Pro Forma                         Pro Forma
                                                           Central    Combined                          Combined
                                                 MBI      Mortgage  Consolidated   UNSL       Wedge   Consolidated
                                              --------    --------  ------------ --------   --------  ------------
Interest Income. . . . . . . . . . . . . .    $613,521     $32,483    $646,004    $21,684   $ 10,501   $ 678,189
Interest Expense . . . . . . . . . . . . .     231,785      13,570     245,355     11,564      4,142     261,061
                                              --------     -------    --------    -------   --------   ---------

  Net Interest Income. . . . . . . . . . .     381,736      18,913     400,649     10,120      6,359     417,128
Provision for Possible Loan Losses . . . .      24,909         919      25,828         90        115      26,033
                                              --------     -------    --------    -------   --------   ---------

  Net Interest Income after Provision
     for Possible Loan Losses. . . . . . .     356,827      17,994     374,821     10,030      6,244     391,095
Other Income
  Trust. . . . . . . . . . . . . . . . . .      45,844          --      45,844         --        337      46,181
  Investment banking . . . . . . . . . . .       6,459          --       6,459         --         --       6,459
  Service charges. . . . . . . . . . . . .      43,810       2,318      46,128        706        720      47,554
  Credit card fees . . . . . . . . . . . .      17,918          --      17,918         --         --      17,918
  Securities gains . . . . . . . . . . . .         380         450         830         20        171       1,021
  Other. . . . . . . . . . . . . . . . . .      28,378       3,006      31,384      1,585        737      33,706
                                              --------     -------    --------    -------   --------   ---------

       Total Other Income. . . . . . . . .     142,789       5,774     148,563      2,311      1,965     152,839
Other Expense
  Salaries and employee benefits . . . . .     165,832       8,185     174,017      3,759      3,176     180,952
  Net occupancy and equipment. . . . . . .      44,330       2,029      46,359        824        919      48,102
  Other. . . . . . . . . . . . . . . . . .      99,841       5,899     105,740      2,968      1,801     110,509
                                              --------     -------    --------    -------   --------   ---------

       Total Other Expense . . . . . . . .     310,003      16,113     326,116      7,551      5,896     339,563
                                              --------     -------    --------    -------   --------   ---------

       Income Before Income Taxes. . . . .     189,613       7,655     197,268      4,790      2,313     204,371
Income Taxes . . . . . . . . . . . . . . .      69,512       2,266      71,778      1,727        635      74,140
                                              --------     -------    --------    -------   --------   ---------

       Net Income. . . . . . . . . . . . .    $120,101     $ 5,389    $125,490    $ 3,063   $  1,678   $ 130,231
                                              ========     =======    ========    =======   ========   =========

Per Share Data
  Average Common Shares Outstanding         43,034,158              45,625,734                        48,173,147
  Net Income . . . . . . . . . . . . . . .       $2.79                   $2.75                             $2.70


See notes to pro forma combined consolidated financial statements.

                                                   MERCANTILE BANCORPORATION INC.
                                          PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993
                                                 (THOUSANDS EXCEPT PER SHARE DATA)
                                                            (UNAUDITED)
                                                                  Central Mortgage                    All Entities
                                                                      Pro Forma                         Pro Forma
                                                           Central    Combined                          Combined
                                                 MBI      Mortgage  Consolidated   UNSL       Wedge   Consolidated
                                              --------    --------  ------------ --------   --------  ------------

Interest Income. . . . . . . . . . . . . .    $626,939     $23,739    $650,678    $20,946   $ 11,214   $ 682,838
Interest Expense . . . . . . . . . . . . .     251,542       9,951     261,493     10,530      4,229     276,252
                                              --------     -------    --------    -------   --------   ---------

  Net Interest Income. . . . . . . . . . .     375,397      13,788     389,185     10,416      6,985     406,586
Provision for Possible Loan Losses . . . .      41,440         668      42,108        290        202      42,600
                                              --------     -------    --------    -------   --------   ---------

  Net Interest Income after Provision
     for Possible Loan Losses. . . . . . .     333,957      13,120     347,077     10,126      6,783     363,986
Other Income
  Trust. . . . . . . . . . . . . . . . . .      45,723          --      45,723         --        306      46,029
  Investment banking . . . . . . . . . . .       6,653          --       6,653         --         --       6,653
  Service charges. . . . . . . . . . . . .      43,367       1,485      44,852        655        833      46,340
  Credit card fees . . . . . . . . . . . .      17,550          --      17,550         --         --      17,550
  Securities gains . . . . . . . . . . . .       3,589          --       3,589         --        187       3,776
  Other. . . . . . . . . . . . . . . . . .      32,053       2,503      34,556      1,570      1,508      37,634
                                              --------     -------    --------    -------   --------   ---------

     Total Other Income. . . . . . . . . .     148,935       3,988     152,923      2,225      2,834     157,982
Other Expense
  Salaries and employee benefits . . . . .     159,807       6,442     166,249      3,686      3,148     173,083
  Net occupancy and equipment. . . . . . .      45,613       1,354      46,967        754        821      48,542
  Other. . . . . . . . . . . . . . . . . .     116,013       4,335     120,348      2,596      1,932     124,876
                                              --------     -------    --------    -------   --------   ---------

     Total Other Expense . . . . . . . . .     321,433      12,131     333,564      7,036      5,901     346,501
                                              --------     -------    --------    -------   --------   ---------

     Income Before Income Taxes. . . . . .     161,459       4,977     166,436      5,315      3,716     175,467
Income Taxes . . . . . . . . . . . . . . .      58,986       1,364      60,350      1,958        967      63,275
                                              --------     -------    --------    -------   --------   ---------
     Net Income Before Change in
     Accounting Principle. . . . . . . . .    $102,473     $ 3,613    $106,086    $ 3,357   $  2,749   $ 112,192
                                              ========     =======    ========    =======   ========   =========

Per Share Data
  Average Common Shares Outstanding. . . .  42,338,859              44,475,466                        47,038,323
  Net Income Before Change in Accounting
     Principle . . . . . . . . . . . . . .       $2.42                   $2.39                             $2.39

See notes to pro forma combined consolidated financial statements.

                                           MERCANTILE BANCORPORATION INC.
                                  PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                        FOR THE YEAR ENDED DECEMBER 31, 1993
                                         (THOUSANDS EXCEPT PER SHARE DATA)
                                                    (UNAUDITED)
                                                                  Central Mortgage                    All Entities
                                                                      Pro Forma                         Pro Forma
                                                           Central    Combined                          Combined
                                                 MBI      Mortgage  Consolidated   UNSL       Wedge   Consolidated
                                              --------    --------  ------------ --------   --------  ------------

Interest Income. . . . . . . . . . . . . .    $829,930     $34,452    $864,382    $27,834   $ 15,258   $ 907,474
Interest Expense . . . . . . . . . . . . .     328,734      14,194     342,928     14,071      5,505     362,504
                                              --------     -------    --------    -------   --------   ---------

  Net Interest Income. . . . . . . . . . .     501,196      20,258     521,454     13,763      9,753     544,970
Provision for Possible Loan Losses . . . .      61,013         956      61,969        320        240      62,529
                                              --------     -------    --------    -------   --------   ---------

  Net Interest Income after Provision
     for Possible Loan Losses. . . . . . .     440,183      19,302     459,485     13,443      9,513     482,441
Other Income
  Trust. . . . . . . . . . . . . . . . . .      61,138          --      61,138         --        409      61,547
  Investment banking . . . . . . . . . . .       8,486          --       8,486         --         --       8,486
  Service charges. . . . . . . . . . . . .      58,511       2,254      60,765        908      1,300      62,973
  Credit card fees . . . . . . . . . . . .      24,060          --      24,060         --         --      24,060
  Securities gains . . . . . . . . . . . .       3,742          --       3,742         --        195       3,937
  Other. . . . . . . . . . . . . . . . . .      43,221       3,615      46,836      2,261        948      50,045
                                              --------     -------    --------    -------   --------   ---------

     Total Other Income. . . . . . . . . .     199,158       5,869     205,027      3,169      2,852     211,048
Other Expense
  Salaries and employee benefits . . . . .     215,333       9,161     224,494      4,995      5,286     234,775
  Net occupancy and equipment. . . . . . .      62,638       2,162      64,800      1,037        822      66,659
  Other. . . . . . . . . . . . . . . . . .     166,938       6,805     173,743      3,714      1,810     179,267
                                              --------     -------    --------    -------   --------   ---------

     Total Other Expense . . . . . . . . .     444,909      18,128     463,037      9,746      7,918     480,701
                                              --------     -------    --------    -------   --------   ---------

     Income Before Income Taxes. . . . . .     194,432       7,043     201,475      6,866      4,447     212,788
Income Taxes . . . . . . . . . . . . . . .      75,568       1,913      77,481      2,549        964      80,994
                                              --------     -------    --------    -------   --------   ---------
     Net Income Before Change in
     Accounting Principle. . . . . . . . .    $118,864     $ 5,130    $123,994    $ 4,317   $  3,483   $ 131,794
                                              ========     =======    ========    =======   ========   =========

Per Share Data
  Average Common Shares Outstanding. . . .  42,439,298              44,690,298                        47,248,436
  Net Income Before Change in Accounting
     Principle . . . . . . . . . . . . . .       $2.80                   $2.77                             $2.79

See notes to pro forma combined consolidated financial statements.

                                                   MERCANTILE BANCORPORATION INC.
                                          PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                                FOR THE YEAR ENDED DECEMBER 31, 1992
                                               (THOUSANDS EXCEPT FOR PER SHARE DATA)
                                                            (UNAUDITED)
                                                                        ABNK             Central Mortgage               All Entities
                                         ABNK                         Pro Forma              Pro Forma                    Pro Forma
                                        1/1/92-          ABNK         Combined    Central    Combined                     Combined
                                 MBI    4/30/92<F8> Adjustments<F8> Consolidated Mortgage  Consolidated   UNSL   Wedge  Consolidated
                               -------- -------     -----------     ------------ --------  ------------ ------- ------ -------------
Interest Income. . . . . . .   $873,447   $30,729    $(1,692)<F9>      $902,395   $28,577    $930,972   $32,332 $15,931    $979,235
                                                         (89)<F10>
Interest Expense . . . . . .    417,358    16,549                       433,907    13,616     447,523    18,517   6,875     472,915
                               --------   -------    -------           --------   -------    --------   ------- -------    --------

  Net Interest Income. . . .    456,089    14,180     (1,781)           468,488    14,961     483,449    13,815   9,056     506,320
Provision for Possible Loan
  Losses . . . . . . . . . .     74,579     1,913                        76,492       913      77,405       296     191      77,892
                               --------   -------    -------           --------   -------    --------   ------- -------    --------

  Net Interest Income after
    Provision for Possible
    Loan Losses. . . . . . .    381,510    12,267     (1,781)           391,996    14,048     406,044    13,519   8,865     428,428
Other Income
  Trust. . . . . . . . . . .     57,501       613                        58,114        --      58,114        --     444      58,558
  Investment banking . . . .      8,918       136                         9,054        --       9,054        --      --       9,054
  Service charges. . . . . .     55,399     2,143                        57,542     1,559      59,101       908   1,228      61,237
  Credit card fees . . . . .     21,487        87                        21,574        --      21,574        --      --      21,574
  Securities gains . . . . .      5,518        --                         5,518        --       5,518        --     439       5,957
  Other. . . . . . . . . . .     35,121     1,130                        36,251     3,233      39,484     2,221     574      42,279
                               --------   -------    -------           --------   -------    --------   ------- -------    --------

    Total Other Income . . .    183,944     4,109         --            188,053     4,792     192,845     3,129   2,685     198,659
Other Expense
  Salaries and employee
    benefits . . . . . . . .    192,015     7,199                       199,214     7,617     206,831     4,521   5,123     216,475
  Net occupancy and
    equipment. . . . . . . .     55,588     2,027        (31)<F11>       57,584     1,630      59,214       944     771      60,929
  Other. . . . . . . . . . .    170,465     5,339        (93)<F12>      175,711     4,607     180,318     3,415   2,218     185,951
                               --------   -------    -------           --------   -------    --------   ------- -------    --------

    Total Other Expense. . .    418,068    14,565       (124)           432,509    13,854     446,363     8,880   8,112     463,355
                               --------   -------    -------           --------   -------    --------   ------- -------    --------

    Income Before Income
      Taxes. . . . . . . . .    147,386     1,811     (1,657)           147,540     4,986     152,526     7,768   3,438     163,732
Income Taxes . . . . . . . .     52,346       513       (595)<F13>       52,264     1,245      53,509     2,540   1,025      57,074
                               --------   -------    -------           --------   -------    --------   ------- -------    --------

    Net Income . . . . . . .   $ 95,040   $ 1,298    $(1,062)          $ 95,276   $ 3,741    $ 99,017   $ 5,228 $ 2,413    $106,658
                               ========   =======    =======           ========   =======    ========   ======= =======    ========

Per Share Data
  Average Common Shares
    Outstanding. . . . . . . 39,492,237                              40,188,849            41,669,849                    44,255,654
  Net Income . . . . . . . .      $2.36                                   $2.32                 $2.33                         $2.37


See notes to pro forma combined consolidated financial statements.

                                                   MERCANTILE BANCORPORATION INC.
                                          PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                                FOR THE YEAR ENDED DECEMBER 31, 1991
                                               (THOUSANDS EXCEPT FOR PER SHARE DATA)
                                                            (UNAUDITED)
                                                                        ABNK             Central Mortgage               All Entities
                                                                      Pro Forma              Pro Forma                    Pro Forma
                                                         ABNK         Combined    Central    Combined                     Combined
                                 MBI       ABNK<F8> Adjustments<F8> Consolidated Mortgage  Consolidated   UNSL   Wedge  Consolidated
                               --------    ----     -----------     ------------ --------  ------------ ------- ------ -------------
Interest Income. . . . . . .   $879,471  $103,630    $(5,075)<F9>      $977,760   $25,706  $1,003,466   $39,191 $16,461  $1,059,118
                                                        (266)<F10>
Interest Expense . . . . . .    506,916    63,042                       569,958    13,260     583,218    26,417   8,882     618,517
                               --------  --------    -------           --------   -------  ----------   ------- -------  ----------

  Net Interest Income. . . .    372,555    40,588     (5,341)           407,802    12,446     420,248    12,774   7,579     440,601
Provision for Possible Loan
  Losses . . . . . . . . . .     58,076     2,477                        60,553       870      61,423     1,263   1,132      63,818
                               --------  --------    -------           --------   -------  ----------   ------- -------  ----------

  Net Interest Income after
    Provision for Possible
    Loan Losses. . . . . . .    314,479    38,117     (5,341)           347,249    11,576     358,825    11,511   6,447     376,783
Other Income
  Trust. . . . . . . . . . .     49,400     1,860                        51,260        --      51,260        --     442      51,702
  Investment banking . . . .      7,463        --                         7,463        --       7,463        --      --       7,463
  Service charges. . . . . .     47,504     6,008                        53,512     1,458      54,970       952   1,051      56,973
  Credit card fees . . . . .     20,636        --                        20,636        --      20,636        --      --      20,636
  Securities gains . . . . .      4,334         4                         4,338        --       4,338       244     493       5,075
  Other. . . . . . . . . . .     26,359     3,389                        29,748     2,794      32,542     1,705     393      34,640
                               --------  --------    -------           --------   -------  ----------   ------- -------  ----------

    Total Other Income . . .    155,696    11,261         --            166,957     4,252     171,209     2,901   2,379     176,489
Other Expense
  Salaries and employee
    benefits . . . . . . . .    172,155    21,245                       193,400     6,494     199,894     3,895   3,846     207,635
  Net occupancy and
    equipment. . . . . . . .     50,098     6,102        (92)<F11>       56,108     1,549      57,657       973     754      59,384
  Other. . . . . . . . . . .    161,095    16,150       (280)<F12>      176,965     3,896     180,861     5,263   2,347     188,471
                               --------  --------    -------           --------   -------  ----------   ------- -------  ----------

    Total Other Expense. . .    383,348    43,497       (372)           426,473    11,939     438,412    10,131   6,947     455,490
                               --------  --------    -------           --------   -------  ----------   ------- -------  ----------

    Income Before Income
      Taxes. . . . . . . . .     86,827     5,875     (4,969)            87,733     3,889      91,622     4,281   1,879      97,782
Income Taxes . . . . . . . .     18,673     1,466     (1,785)<F13>       18,354       924      19,278     1,767     679      21,724
                               --------  --------    -------           --------   -------  ----------   ------- -------  ----------

    Net Income . . . . . . .   $ 68,154  $  4,409    $(3,184)          $ 69,379   $ 2,965  $   72,344   $ 2,514 $ 1,200  $   76,058
                               ========  ========    =======           ========   =======  ==========   ======= =======  ==========

Per Share Data
  Average Common Shares
    Outstanding. . . . . . . 31,790,914                              33,867,754            35,179,754                    37,748,653
  Net Income . . . . . . . .      $2.37                                   $2.26                 $2.26                         $2.21


See notes to pro forma combined consolidated financial statements.

                       MERCANTILE BANCORPORATION INC.
        NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)


  (1) The acquisitions of Central Mortgage, UNSL and Wedge will be accounted for as poolings-of-interests.

  (2) Acquisition of Central Mortgage with 2,625,533 shares of MBI Common Stock, based on exchange ratio of .5970 of a share of MBI Common Stock per share of Central Mortgage Common Stock. As of December 16, 1994, all issued and outstanding shares of Central Mortgage Preferred Stock had been converted to a total of 549,328 shares of Central Mortgage Common Stock.

  (3)    Elimination of MBI's investment in Central Mortgage.

  (4)    Acquisition of UNSL with 1,578,445 shares of MBI Common
         Stock, based on the exchange ratio of 1.0604 of a share of MBI Common Stock per share of UNSL Common Stock.

  (5)    Elimination of MBI's investment in UNSL.

  (6)    Acquisition of Wedge with 970,000 shares of MBI Common
         Stock.

  (7)    Elimination of MBI's investment in Wedge.

  (8) The acquisition of ABNK by MBI, on April 30, 1992, was accounted for as a purchase transaction. The MBI historical financial data includes ABNK from the date of acquisition. The results of operations of ABNK were included in the MBI pro forma combined income statement from January 1, 1991.

  (9) Amortization of purchase price adjustment of $7,690,000 on investment securities portfolio.

 (10) Interest income, at an estimated short-term interest rate of 3%, lost on cash of $8,851,000 paid to ABNK's shareholders.

 (11) Reduced depreciation and amortization of bank premises and equipment as a result of the valuation adjustment of $1,102,000.

 (12) Goodwill of $2,285,000 amortized under the straight line method over a period of 15 years, net of the elimination of ABNK's annual goodwill amortization of $432,000.

 (13)    Tax effect of pro forma adjustments.

             INFORMATION REGARDING CENTRAL MORTGAGE
             --------------------------------------

BUSINESS

             GENERAL. Central Mortgage is a multi-bank holding company engaged primarily in the banking and mortgage banking businesses in the greater Kansas City, Missouri area and in certain southwestern Missouri communities. As of September 30, 1994, Central Mortgage and its four bank subsidiaries had total assets of $626 million in 18 locations and Central Mortgage's Mortgage Division was servicing a mortgage loan portfolio of $579 million. As of September 30, 1994, Central Mortgage reported total consolidated shareholders' equity of $52.5 million and book value per share of $12.10. For the nine-month period ended September 30, 1994, Central Mortgage reported net income of $5.4 million, or $1.24 per share.

             Central Mortgage's lead Bank, Citizens-Jackson County Bank ("Citizens-Jackson Bank"), had total assets at September 30, 1994 of $504 million (80.5% of Central Mortgage's total assets). Central Mortgage's other subsidiary banks are Farmers Bank of Stover ("Stover Bank") and Citizens Bank of Southwest Missouri ("Citizens Bank Southwest").

             On November 1, 1994, Citizens State Bank of Nevada, a wholly owned subsidiary of Central Mortgage ("Nevada Bank"), was merged with and into Barton County State Bank, a wholly owned subsidiary of Central Mortgage ("Barton Bank"). Upon consummation of the merger, the surviving bank was renamed "Citizens Bank of Southwest Missouri." At September 30, 1994, Nevada Bank, Barton Bank and Stover Bank had total assets of $50 million, $48 million and $24 million, respectively. The following discussion does not reflect the merger of Nevada Bank with Barton Bank.

             BANKS AND MARKET AREAS

             The Banks are community banks, which target the needs of their local communities. They are independently managed by boards of directors and officers who are primarily residents of those communities. Central Mortgage has historically emphasized single family real estate lending, both for the construction of new homes and the resale of existing residences and also makes commercial and installment loans to local businesses and consumers. The Banks are located in diverse markets and, as a result, the Banks' loan portfolio mirrors these markets. These markets include growing suburban markets in eastern Jackson County, urban markets in downtown Kansas City, the educational, military and light industrial markets of Warrensburg, the recreational and resort markets of the Lake of the Ozarks and the agricultural markets of southwestern Missouri.

             Each of the Banks offers a full range of financial services to commercial, industrial and individual customers, including short and medium term loans, real estate loans, agricultural loans, installment and consumer loans, inventory and accounts receivable financing, equipment financing, safe deposit services, savings accounts and various investment programs, interest and noninterest-bearing checking accounts, cash management programs for business and commercial customers and federal tax depository and night depository services. The Banks offer twenty-four hour automated teller machine ("ATM") services at eighteen locations and all are members of the CIRRUS network, thereby providing customers with access to their accounts through ATMs maintained by other members of the CIRRUS network. Upon request a Bank will issue credit cards in the Bank's name through a profit and loss sharing arrangement with Mercantile Trust Company National Association, a wholly owned subsidiary of MBI. Citizens-Jackson Bank and Nevada Bank also have trust powers and offer trust services with trust accounting and bookkeeping being provided by an independent unaffiliated bank and trust company.

             Although primary responsibility for management of the Banks rests with their officers and directors, Central Mortgage provides services and assistance to the Banks with respect to accounting, centralized data processing, personnel, retirement benefits, lending and investment policies, legal compliance and other management areas. As part of an affiliated group, the Banks are better able to satisfy the credit needs of their customers through loan participations with sister Banks.

             Central Mortgage charges each of the Banks for specific services rendered to the Bank and a pro rata share of Central
Mortgage's overhead and expenses which relate to banking operations. Dividends are generally paid by each of the Banks consistent with regulatory requirements relating to required capital and consistent with their respective earnings, growth, and capital needs.

             The Banks are Missouri-chartered banks, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the full extent provided by applicable laws and regulations. None of the Banks, other than the Barton Bank, are members of the Federal Reserve System. All of the Banks are wholly owned by Central Mortgage.

             Citizens-Jackson Bank. Citizens-Jackson Bank was established in Warrensburg, Missouri in 1888 as the Citizens Bank of Warrensburg, was acquired by the Company in 1960 and is the successor by merger to Jackson County State Bank of Jackson County Missouri (1989) and Blue Springs Bank of Blue Springs, Missouri
(1993).

             Citizen-Jackson Bank's twelve locations are concentrated in three relatively contiguous areas: (a) the center of the Kansas City, Missouri metropolitan area (Plaza, Meyer Boulevard and Waldo offices); (b) the eastern edge of the Kansas City Metropolitan area in eastern Jackson County (Blue Springs, Lee's Summit and Independence offices); and (c) 39 miles further to the east, in Warrensburg and Chilhowee, Missouri.

             Warrensburg has a population of 14,598, is the county seat of Johnson County, and is the location of Central Missouri State University ("CMSU"). Although Warrensburg is in the center of a largely rural economy, the community contains a substantial amount of light industrial and commercial activities. Whiteman Air Force Base, which began receiving 20 B-2 "Stealth" bombers in 1993, is located ten miles east of Warrensburg and has a civilian and military employment of 3,971.

             The eastern Jackson County communities of Blue Springs, Lee's Summit and Independence are Kansas City suburbs whose populations have grown from approximately 166,000 to 199,000 between the 1980 and 1990 census. Citizens-Jackson Bank's downtown Kansas City office is located at the north edge of the Plaza shopping district along the "Main Street Corridor." The Meyer Boulevard and Waldo offices are in close proximity to Kansas City's Research Medical Center, a principal customer of Citizens-Jackson Bank.

             A substantial portion of Citizens-Jackson Bank's December 31, 1993, loan portfolio consisted of single family real estate loans, including residential construction loans, with the balance of the portfolio being divided primarily among small business loans and consumer loans. The real estate loans include loans originated by the Mortgage Division or by Citizens-Jackson and which are being held as short-term investments for sale into the secondary market directly or through the Mortgage Division (see "Mortgage Banking Operations"). Citizens-Jackson Bank is an active single family construction lender in the growing eastern Jackson County market.
The bank's commercial loans include loans as a regional McDonald's lender to franchisees of McDonald's fast food restaurants, and loans to Research Medical Center and affiliated physicians and entities. The consumer loans include government guaranteed student loans made primarily to CMSU students.

             Barton Bank. Barton Bank was organized in 1919 and was acquired by Central Mortgage in 1973. Its main banking house is in a modern facility on the northwest corner of the square in the downtown business district of Lamar, Missouri. A second facility with drive in and ATM services is located on U.S. Highway 160 on the west edge of Lamar. Lamar, the county seat of Barton County, is 26 miles due south of Nevada Bank at the intersection of U.S. Highways 71 and 160. It has a population of 4,090, which is primarily devoted to agriculture and light industries such as O'Sullivan Industries, which manufactures furniture and accessories for computer equipment, Thorpe Manufacturing which manufactures wire display racks for retail outlets, and Finley Engineering, a firm that specializes in telecommunications.

             Barton Bank has a long history of lending to the agricultural industry in Southwestern Missouri, with a substantial portion of its December 31, 1993, loan portfolio devoted to agriculture or agricultural related loans. Southwestern Missouri is a major producer of fescue grass seed and Barton Bank has specialized in lending to seed processors.

             Nevada Bank. Nevada Bank was organized in 1959 and acquired by Central Mortgage in 1984 at a time when the bank was subject to a Cease and Desist Order issued by the Missouri Division of Finance (the "Missouri Division"). The order was issued due to poor asset quality and operating losses. It was lifted in 1986 and Nevada Bank has been operating profitably since 1987.

             Nevada Bank operates a modern facility in the central business district of Nevada. Nevada, the county seat of Vernon County, has a population of 8,567 and is located 95 miles due south of Kansas City at the intersection of two major transportation routes, U.S. Highways 71 and 54. Major employers in Nevada include 3M Corp., Crane Plumbing L.P. and an automotive filter plant of the Fram Division of Allied-Signal, Inc. Although agriculture plays an important role in the community, Nevada Bank's loan portfolio is concentrated in single family real estate loans, consumer loans consisting primarily of installment loans for the purchase of automobiles, commercial real estate loans, including loan participations and commercial loans to small businesses, with less than 25% of the portfolio consisting of agriculture and agricultural related loans. Nevada Bank performs certain bookkeeping functions for Barton Bank and also operates a small travel agency.

             In June 1993, Nevada Bank acquired $14.1 million of deposits and the fixed assets of the Butler, Missouri Office of Mercantile Bank of West Central Missouri in exchange for an assumption of the deposit liabilities and the payment of a $50,000 premium. Butler, Missouri, the county seat of Bates County, Missouri, has a population of 4,100 and is located 30 miles north of Nevada Bank and 50 miles south of Kansas City at the intersection of U.S. Highway 71 and State Highway 52.

             Stover Bank. Stover Bank was organized in 1905 and acquired by Central Mortgage in 1974. It operates the only banking facilities in Stover and Gravois Mills, two communities in the growing Lake of the Ozarks region of Missouri. Stover Bank's main banking location is in Stover, which has a population of 949. Stover is located at the junction of State Routes 52 and 135, north of the Lake of the Ozarks. Gravois Mills is located 16 miles southeast of Stover on the Gravois arm of the Lake of the Ozarks on State Highway 5.

             Although Stover and Gravois Mills are rural communities, Stover Bank has focused its lending activities primarily on markets which serve the needs of Lake of the Ozark tourists and vacationers. As a consequence, a large portion of Stover Bank's December 31, 1993, loan portfolio consisted of single family real estate loans, primarily for lake and vacation homes, loans to small businesses that serve recreational markets, such as marinas and lake shops and restaurants, consumer and installment loans for automobiles, watercraft and similar uses, and participations in commercial loans generated by the Banks.

             Competition. The activities in which the Banks engage are highly competitive. Those activities in the geographic markets served involve primarily competition with other banks, most of which are affiliated with large bank holding companies.
Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

             In addition to competition with other banks within their primary service areas, the Banks also compete with other financial institutions, such as savings and loan associations, credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit organizations and other enterprises. Additional competition for depositors' funds comes from United States
Government securities, private issuers of debt obligations, mutual funds and suppliers of other investment alternatives for depositors. Many of the Banks' non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over the Banks in providing some services.

             MORTGAGE BANKING OPERATIONS

             General. The Mortgage Division is engaged primarily in originating, selling and servicing mortgage loans which are principally first-lien mortgage loans secured by single family residences. The Mortgage Division's principal sources of revenues consist of (a) mortgage loan servicing fees, (b) loan origination fees, (c) gain (loss) on the sale of mortgage loans and
(d) commissions from the sale of home owners, credit life and accident and health insurance in connection with loan origination activities. Mortgage loans are originated by the Mortgage Division in markets located primarily in Springfield, Joplin, Blue Springs and throughout the western half of Missouri. Loans are usually purchased by Citizens-Jackson Bank for investment pending resale into the secondary market. Loans are usually sold (normally with servicing rights retained) to FNMA or FHLMC and also to investment banking firms and other investors either as whole loans or as collateral in conjunction with securities sold under guarantee programs of GNMA, FNMA or FHLMC.

             The following table shows the principal sources of the Mortgage Division's revenues, the amounts of such revenues for each of the periods indicated, and information concerning the size of the Mortgage Division's loan servicing portfolio at the end of each of the periods indicated:

                                                           Year Ended December 31,
                                       -------------------------------------------------------------------
                                             1993          1992       1991         1990        1989
                                             ----          ----       ----         ----        ----
                                       (Dollars in thousands, except average loan size and loans serviced)

Loan servicing income and fees           $    2,468   $    2,282   $   2,080   $    1,853   $    1,574
Loan origination income. . . . . . . .        1,064          872         416          384          478
Gain (loss) on sale of loans . . . . .          456          325         103           25          (12)
Insurance commissions. . . . . . . . .          102          116          95           92           84
Loans originated/purchased
(Mortgage Division Only)
       Number of loans . . . . . . . .        2,112        1,490         956          867        1,143
       Volume of loans . . . . . . . .   $  123,574   $   83,589   $  51,871   $   46,552   $   57,601
       Average loan size . . . . . . .   $   58,511   $   58,295   $  54,259   $   53,694   $   50,395
At end of period:
       Number of loans serviced              13,607       13,484      11,720       11,273        9,967
Total Servicing Portfolio. . . . . . .   $  561,842   $  529,602   $ 454,806   $  424,292   $  354,659

          The Mortgage Division's principal business strategy is to replenish and expand its loan servicing portfolio through increased origination activity and selective acquisitions of loan servicing rights. It intends to increase origination activity by strategically increasing the size of origination staff, adding branches where appropriate and by continuing to seek loan servicing from sources such as other mortgage bankers and financial institutions.

             Loan Origination. The Mortgage Division originates mortgage loans primarily through referrals from real estate brokers, builders, developers, prior customers and media advertising. The origination of a loan from the date of initial application to a loan closing normally takes three to eight weeks. It involves the processing of the borrower's loan application, evaluating the borrower's credit and other qualifications consistent with underwriting criteria established by private institutional investors and insuring or guaranteeing agencies, obtaining investor approvals, property appraisals and title insurance, arranging for hazard insurance and handling various other matters customarily associated with the closing of a residential loan. For this service the Mortgage Division typically collects an origination fee of one percent of the principal amount of the loan. Costs that are incurred in originating mortgage loans include: overhead, origination commissions paid to Mortgage Division originators, certain out-of-pocket costs and in some cases commitment fees where the loans are made subject to a purchase commitment from wholesale lenders, private investors or intermediaries like the Missouri Housing Development Commission ("MHDC").

             The Mortgage Division originates mortgage loans insured by the FHA, loans partially guaranteed by the VA and FMHA and conventional mortgage loans. The preponderance of conventional loans originated by Central Mortgage qualify for inclusion in purchase and guarantee programs sponsored by the FHLMC and FNMA.

             Sale of Mortgage Loans. Loans originated by the Mortgage Division are usually sold to Citizens-Jackson Bank, with servicing retained at competitive rates, as short-term investments pending resale into the secondary mortgage market through the Mortgage Division. The sale to Citizens-Jackson Bank must satisfy the requirements of that Bank's Mortgage Loan Acquisition Policy that has been approved and monitored by the Federal Reserve Bank of Kansas City, the FDIC and the Missouri Commissioner of Finance (the "Policy").

             The Mortgage Division customarily sells mortgage loans that it or Citizens-Jackson Bank originates in the secondary market (generally retaining the servicing rights on such loans) to investors such as FNMA and FHLMC.  FHA, VA or FMHA insured or guaranteed loans are normally pooled to form
                     --------

GNMA securities, issued by the Mortgage Division, which are sold to investment banking firms that are primary dealers in government securities. Conventional conforming loans are also occasionally pooled by the Mortgage Division and sold to FNMA or exchanged for FHLMC securities, which are then sold.

             Sales of loans in the secondary market are generally made without recourse to Central Mortgage in the event of default by the borrower, except in the case of GNMA mortgage-backed securities transactions. In GNMA transactions, the Mortgage Division packages substantially all of its FHA and FMHA insured and VA guaranteed first mortgage loans into pools of loans. It then sells the pools in the form of modified pass-through mortgage-backed securities guaranteed by GNMA to broker/dealers. With respect to loans securitized through GNMA programs, GNMA has recourse against Central Mortgage with respect to the timely payment of principal and interest on pooled loans. However, Central Mortgage is insured or guaranteed against certain losses by the FHA, FMHA and VA. Generally the VA guarantees range from 25% to 60% of VA loans, up to a maximum amount of $36,000, FMHA insures 90% of FMHA loans, and the FHA insures 100% of the principal balance of FHA loans plus certain costs and expenses associated with foreclosure.

             The sale of mortgage loans can generate a gain or a loss. A gain (loss) from the sale of loans may occur if interest rates fall (rise) between the time the Mortgage Division fixes the interest rates charged to the borrowers on the loans and the time the loans are committed to an investor. To reduce the risk of a loss, the Mortgage Division usually obtains commitments permitting it to sell loans at predetermined rates. It has in the past and may from time-to-time in the future use financial futures, options, or other instruments to attempt to protect against interest rate fluctuations and the decline in market value of loans originated.

             Loan Servicing. When the Mortgage Division sells the mortgage loans it or Citizens-Jackson Bank has originated, it generally retains the rights to service those loans and to receive the related fees.

             Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, making advances to cover delinquent payments, making inspections as required of the mortgage premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. Fees received by the Mortgage Division for servicing mortgage loans generally range from 0.25% to 0.50% per annum on the declining principal balances of the loans. Servicing fees are collected by the Mortgage Division monthly from mortgage payments. Other sources of loan servicing revenues include late charges, assumption and transfer fees.

             Since 1987, the Mortgage Division has substantially improved its loan servicing efficiency, increasing the average number of loans serviced per employee from 365 at December 31, 1987, to 619 at December 31, 1993, an increase of 69.6% in loans serviced per employee. The improved loan servicing efficiency is due primarily to the use of enhanced data processing equipment and systems, a reduction in the number of investors serviced and the continued employment of experienced and effective supervisory personnel. Furthermore, due to the capacity of such systems and the Mortgage Division's Springfield offices, the Mortgage Division believes that it has the capacity to increase by 50% the number of loans it services without significantly increasing its fixed operating costs.

             The Mortgage Division's loan servicing portfolio is comprised of retained servicing rights in the mortgage loans it and Citizens-Jackson have originated and servicing rights that it has purchased. As of December 31, 1993, approximately 12.2% of the Mortgage Division's $562 million servicing portfolio consisted of loan servicing purchased from others.

             Central Mortgage's servicing portfolio is subject to reduction ("run-off") by normal amortization, by prepayment or by foreclosure of outstanding loans. Thirty-year mortgage interest rates in the Mortgage Division's primary markets declined from nearly 10% to 7 3/8% from January 1, 1991 to December 31, 1993. Although the lower rates accelerated run off in the portfolio during that period, the negative effect on the Mortgage Division's income was more than offset by increased origination income resulting from refinancing of loans from the Mortgage Division's loan portfolio as of December 31, 1993 as well as externally generated mortgage loans.

             Mortgage Division Insurance Agency.  The Mortgage
Division operates an insurance agency (the "Agency") incidental to its mortgage banking business. The Agency markets homeowners, group life, accident and health, disability, accidental death and, to a lesser extent, auto and boat coverage, primarily, but not exclusively, to customers of the Mortgage Division. The Agency collects a percentage of insurance premiums as a commission for insurance sold.

             Competition. The business of mortgage banking is highly competitive. The Mortgage Division competes with other financial institutions, such as mortgage bankers, state and national commercial banks, savings and loan associations, credit unions and insurance companies for loan originations. Many of the Mortgage Division's competitors have financial resources that are substantially greater than those available to Central Mortgage.
The Mortgage Division competes principally by providing competitive pricing, by motivating its sales force through the payment of commissions on loans originated and by providing high-quality service to builders, borrowers and realtors.

             REINSURANCE

             Central Mortgage owns 79.9% of the capital stock of Cenco, a small captive life reinsurance company that was organized by Central Mortgage under Arizona law in 1976, and that had shareholders' equity at December 31, 1993, of $389,000. The remaining 20.1% stock interest is owned by officers of the Banks, some of whom are officers of Central Mortgage, subject to Central Mortgage's right and obligation to repurchase the stock at book value upon the officers' request. Cenco has entered into insurance treaties with life insurance companies pursuant to which Cenco reinsures the first $15,000 of credit life and the first $5,000 of credit accident and health insurance sold to customers of the Banks in connection with an extension of credit to the customer. Cenco is paid a portion of the premiums paid to the primary carrier. At December 31, 1993, Cenco had approximately $3.2 million of reinsurance in force. The activities of Cenco are regulated by Arizona insurance regulatory authorities and are also restricted by limitations imposed by the BHCA on activities that may be engaged in by bank holding companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

             This section presents an analysis of the consolidated financial condition of Central Mortgage and its subsidiaries at December 31, 1993 and 1992 and the consolidated results of operations for the years ended December 31, 1993, 1992 and 1991. This review should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this Proxy Statement/Prospectus. In addition, this review does not reflect the merger of Nevada Bank with and into Barton Bank on November 1, 1994.

December 31, 1993, 1992 and 1991

RESULTS OF OPERATION

             NET INCOME. Net income for the year ended December 31, 1993 was $5.1 million or $1.36 per share, a 37.8% improvement over net income of $3.7 million or $1.51 per share for the year ended December 31, 1992. The per share results reflect an increase in fully diluted shares outstanding due to public offerings in October, 1992 and August, 1993. The improvement in net income was primarily due to a $5.3 million increase in net interest income, and an increase in noninterest income of $1.1 million. Offsetting the improvement were increased operating expenses of $4.3 million which were primarily due to increased salaries and employee benefits of $1.5 million, occupancy expenses of $532,000 and other noninterest expenses of $2.2 million.

             Net income for the year ended December 31, 1992 was $3.7 million or $1.51 per share, a 23% improvement over net income of $3.0 million or $1.35 per share for the year ended December 31, 1991. The improvement was primarily due to a $2.5 million increase in net interest income, and an increase in noninterest income of $540,000 which included an increase in gain on sale of mortgages of $222,000. Offsetting the improvement were increased noninterest expenses of $1.9 million which were primarily due to increased salaries and employee benefits of $1.1 million.

             NET INTEREST INCOME. The $5.3 million improvement in net interest income for the year ended December 31, 1993 as compared to the year ended December 31, 1992 was primarily due to the $111 million increase in average earning assets for 1993. In addition, during 1993 Central Mortgage slightly increased the net interest spread of 4.07% as compared to the 3.91% for 1992. Average earning assets increased due to two acquisitions completed in 1993, which resulted in an increase in total assets of $189 million and an increase in total deposits of $178 million. In addition, the acquisition of Blue Springs Bank in August, 1993 favorably impacted the net interest spread by increasing average yield on loans and increasing noninterest-bearing deposits.

             Net interest income increased during the year ended December 31, 1992 by $2.5 million as compared to 1991. This improvement was primarily the result of an increase in average earning assets of $84.9 million for the year 1992 as compared to 1991. The increase in earning assets was due primarily to Citizens-Jackson Bank's acquisition of $80.2 million of deposits (after "run-off") from the former Home Federal Savings Association ("Home Federal").

             Central Mortgage deployed the growth in average assets by increasing average loans for the year ended December 31, 1992 by $28.1 million, investment securities by $50.2 million and other interest earning assets by $6.6 million. The improvement in net interest income due to the increased earning assets was partially offset by a reduction in the net interest spread from 4.12% for the year ended December 31, 1991 to 3.91% for the year ended December
31, 1992. The reduction in the spread was the result of the purchases of deposits at higher interest rates and declining yields on interest earning assets.

             The following table sets forth certain information relating to Central Mortgage's average consolidated statements of financial condition and reflects the yield on average assets and cost of average liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities. Average balances are derived from daily balances.

                                                   AVERAGE BALANCES, YIELDS AND RATES

                                             YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,      YEAR ENDED DECEMBER 31,
                                                       1993                       1992                         1991
                                            -------------------------- --------------------------- ------------------------------
                                                                AVERAGE                     AVERAGE                       AVERAGE
                                                     INTEREST   YIELD/           INTEREST   YIELD/             INTEREST   YIELD/
                                             AVERAGE  INCOME/    RATE   AVERAGE   INCOME/    RATE   AVERAGE     INCOME/    RATE
                                             BALANCE  EXPENSE    PAID   BALANCE   EXPENSE    PAID   BALANCE     EXPENSE    PAID
                                             -------  -------    ----   -------   -------    ----   -------     -------    ----
                                                                        (dollars in thousands)
ASSETS
Loans (net of unearned interest)<F1>       $ 266,676 $ 24,556    9.21% $ 198,368 $ 19,982   10.07% $ 170,291   $ 19,239    11.30%
Investment securities:
 Taxable . . . . . . . . . . . . . . . .     129,803    6,729    5.18     99,646    5,955    5.98     53,925      4,070     7.55
 Tax exempt<F2>. . . . . . . . . . . . .      33,643    2,430    7.22     18,139    1,537    8.47     13,693      1,211     8.84
 Other investments . . . . . . . . . . .         385       22    5.71        557       33    5.92        441         40     9.07
Interest-bearing deposits. . . . . . . .         361       14    3.88      2,326      102    4.39      3,066        187     6.10
Federal funds sold . . . . . . . . . . .      10,517      307    2.92     13,960      523    3.75      7,741        439     5.67
Mortgage loans held for sale . . . . . .      13,065    1,082    8.28     10,509      880    8.38      9,487        859     9.05
                                            --------  -------           --------  -------           --------    -------
 Total interest earning assets/interest
 income/overall yield<F2>. . . . . . . .     454,450   35,140    7.73    343,505   29,012    8.45    258,644     26,045    10.07
Allowance for loan losses. . . . . . . .      (3,621)                     (2,440)                     (2,207)
Noninterest-bearing deposits and cash         19,105                      14,663                      11,218
Other assets . . . . . . . . . . . . . .      18,703                      13,142                      12,102
                                            --------                    --------                    --------
 Total assets. . . . . . . . . . . . . .   $ 488,637                   $ 368,870                   $ 279,757
                                            ========                    ========                    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing demand deposits           $ 112,434 $  2,882    2.56% $  86,515 $  2,893    3.34% $  64,176   $  2,805     4.37%
Savings deposits . . . . . . . . . . . .      28,741      650    2.26     17,853      579    3.24     13,091        596     4.55
Time deposits. . . . . . . . . . . . . .     218,393    9,524    4.36    180,513    9,330    5.17    136,910      9,252     6.76
Short-term borrowings. . . . . . . . . .      23,872      888    3.72     10,077      417    4.14      4,218        229     5.43
Notes payable. . . . . . . . . . . . . .       4,311      250    5.80      5,103      397    7.78      4,362        378     8.67
                                            --------  -------           --------  -------           --------    -------

 Total interest-bearing liabilities/
   interest expense/overall rate . . . .     387,751   14,194    3.66    300,061   13,616    4.54    222,757     13,260     5.95
Demand deposits. . . . . . . . . . . . .      57,181                      39,312                      33,503
Other liabilities. . . . . . . . . . . .       4,866                       4,294                       3,978
                                            --------                    --------                    --------
 Total liabilities . . . . . . . . . . .     449,798                     343,667                     260,238
Minority interest. . . . . . . . . . . .          87                          98                         117
Shareholders' equity . . . . . . . . . .      38,752                      25,105                      19,402
                                            --------                    --------                    --------
 Total liabilities and shareholders'
   equity. . . . . . . . . . . . . . . .   $ 488,637                   $ 368,870                   $ 279,757
                                            ========                    ========                    ========
Net interest income/net interest rate
 spread. . . . . . . . . . . . . . . . .             $ 20,946    4.07%           $ 15,396    3.91%             $ 12,785    4.12%
                                                      =======    ====             =======    ====               =======    ====

Net earning assets/net yield on average
 interest-earning assets . . . . . . . .   $  66,699             4.61% $  43,444             4.48% $  35,887               4.94%
                                            ========             ====   ========             ====   ========               ====

- ---------------

<F1>  Average balance includes nonaccrual loans.

<F2>  Interest and yields are presented on a tax-equivalent basis at a tax rate of 34% and have been adjusted downward by the disallowance of the interest cost to carry tax exempt loans and securities.


             The following table sets forth changes in net interest income attributable to changes in the volume of interest-earning assets and interest-bearing liabilities compared to changes in interest rates for the periods indicated. The change in interest due to both volume and rate has been allocated to the change in interest due to rate.

                                           VOLUME AND RATE VARIANCE

                                                   INCREASE (DECREASE) ATTRIBUTABLE TO CHANGE IN<F1>:
                                         ---------------------------------------------------------------------
                                                     YEAR ENDED                           YEAR ENDED
                                                 DECEMBER 31, 1993                    DECEMBER 31, 1992
                                                    COMPARED TO                          COMPARED TO
                                                 DECEMBER 31, 1992                    DECEMBER 31, 1991
                                         ---------------------------------    --------------------------------
                                           RATE       VOLUME        NET         RATE       VOLUME       NET
                                           ----       ------        ---         ----       ------       ---
                                                                 (dollars in thousands)
INTEREST INCOME
Loans<F1>. . . . . . . . . . . . . . .   $(2,305)     $ 6,879     $ 4,574     $(2,430)     $3,173     $   743
Investment securities:
  Taxable. . . . . . . . . . . . . . .    (1,029)       1,803         774      (1,567)      3,452       1,885
  Tax exempt<F2> . . . . . . . . . . .      (420)       1,313         893         (67)        393         326
  Other investments. . . . . . . . . .        (1)         (10)        (11)        (18)         11          (7)
Interest-bearing deposits. . . . . . .        (2)         (86)        (88)        (39)        (45)        (84)
Federal funds sold . . . . . . . . . .       (87)        (129)       (216)       (269)        352          83
Mortgage loans held for sale . . . . .       (12)         214         202         (71)         92          21
                                          -------      ------      ------      -------      -----      ------
  Total interest income. . . . . . . .    (3,856)       9,984       6,128      (4,461)      7,428       2,967

INTEREST EXPENSE
Interest-bearing demand deposits            (877)         866         (11)       (888)        976          88
Savings deposits . . . . . . . . . . .      (282)         353          71        (234)        217         (17)
Time deposits. . . . . . . . . . . . .    (1,764)       1,958         194      (2,870)      2,948          78
Interest on short-term borrowings           (100)         571         471        (130)        318         188
Interest on notes payable. . . . . . .       (85)         (62)       (147)        (45)         64          19
                                          -------      -------     -------     -------      -----      ------
  Total interest expense . . . . . . .    (3,108)       3,686         578      (4,167)      4,523         356
  Net interest income. . . . . . . . .   $  (748)     $ 6,298     $ 5,550     $  (294)    $ 2,905     $ 2,611
                                          =======      ======      ======      =======     ======      ======

- ----------------------------

<F1>   Average balance includes nonaccrual loans.

<F2>   Presented on a fully tax-equivalent basis assuming a tax rate of 34%.


             NONINTEREST INCOME. The following table shows Central Mortgage's noninterest income for the periods indicated:

                                 NONINTEREST INCOME

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                     -----------------------
                                                     1993      1992     1991
                                                     ----      ----     ----
                                                      (dollars in thousands)

       Service charges on deposit accounts          $2,254   $1,559    $1,458
       Loan servicing income . . . . . . . . . .     2,034    1,869     1,725
       Gain/Loss on sale of loans. . . . . . . .       456      325       103
       Other operating income. . . . . . . . . .     1,125    1,039       966
                                                    ------   ------    ------
          Total noninterest income . . . . . . .    $5,869   $4,792    $4,252
                                                    ======   ======    ======

       Noninterest income as a percent
         of average total assets . . . . . . . .      1.20%    1.30%     1.52%

             Noninterest income for the year ended December 31, 1993 increased by $1.1 million as compared to the year ended December
31, 1992. The improvement was primarily due to an increase in service charges on deposit accounts of $695,000, increased Mortgage Division income on loan servicing of $165,000 and an increase in gain on sale of loans of $131,000. The increase in service charges is directly related to the greater volume of accounts acquired in the Blue Springs Bank acquisition. Loan servicing income increased due to higher average loan sizes and an increase in the principal balance of loans serviced by the Mortgage Division. The increase in gain on sale of mortgages was due to a favorable interest rate environment and a greater volume of loans sold on a servicing released basis carried out in the normal course of business.

             The sale of mortgage loans can generate a gain or loss. A gain (loss) from the sale of loans may occur if interest rates fall (rise) between the time the Mortgage Division fixes the interest rates charged to the borrowers on the loans and the time the loans are committed to an investor. To reduce the risk of loss, the Mortgage Division obtains commitments for a portion of loans closed and in process, permitting it to sell loans at predetermined rates. The Mortgage Division has in the past and may from time-to-time use financial futures, options, or other instruments to attempt to protect against interest rate fluctuations and the decline in market value of loans originated.

             Noninterest income increased by $540,000 for the year ended December 31, 1992 as compared to the year ended December 31, 1991. The improvement was primarily due to the increase in the Mortgage Division's gain on the sale of mortgage loans of $222,000 and an increase in loan servicing income of $144,000. The increase in gain on sale of mortgage loans was primarily due to declining interest rates during 1992 resulting in a large volume of loans and management of commitments and coverages during a period of high production at the Mortgage Division. Loan servicing income was up due to a larger outstanding loan balance serviced. In addition, service charge income on deposit accounts increased by $101,000 due to a larger volume of accounts and an increase in fees.

             NONINTEREST EXPENSE. The following table shows Central Mortgage's noninterest expense for the periods indicated:

                                 NONINTEREST EXPENSE

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                      ---------------------
                                                     1993      1992     1991
                                                     ----      ----     ----
                                                     (dollars in thousands)

       Salaries and employee benefits. . . . . .   $ 9,161   $ 7,617   $ 6,494
       Net occupancy expense . . . . . . . . . .     2,162     1,630     1,549
       FDIC and state assessments. . . . . . . .     1,015       778       538
       Data processing . . . . . . . . . . . . .       528       467       411
       Supplies. . . . . . . . . . . . . . . . .       507       444       331
       Professional fees . . . . . . . . . . . .       409       439       248
       Postage and freight . . . . . . . . . . .       540       369       317
       Advertising . . . . . . . . . . . . . . .       485       322       229
       Other noninterest expense . . . . . . . .     3,320     1,788     1,816
                                                   -------   -------   -------
          Total noninterest expense. . . . . . .   $18,127   $13,854   $11,933
                                                   =======   =======   =======

             Noninterest expense increased by $4.3 million for the year ended December 31, 1993 as compared to the year ended December 31, 1992. The major factor was a $1.5 million increase in salaries and employee benefits. The increase in salaries and benefits was primarily due to the increased number of personnel at Citizens-Jackson Bank as a result of the Blue Springs Bank acquisition. Additional areas of increased noninterest expense included increases in occupancy expense of $532,000 and of FDIC insurance costs of $237,000, again due primarily to the Blue Springs Bank acquisition. Other noninterest expense increased by $1.5 million, primarily due to amortization of the intangible assets associated with the Blue Springs Bank acquisition and expenses related to the disposition of other real estate owned. During 1993, other noninterest expense was impacted by a one time expense of approximately $196,000 related to the acquisition of Blue Springs Bank.

             Noninterest expense increased by $1.9 million for the year ended December 31, 1992 as compared to the year ended December 31, 1991. Primarily, the increase in noninterest expense consisted of salaries and benefits totaling $1.1 million, which included 12 new full time employees at Citizens-Jackson Bank due to the Home Federal acquisition and increased salaries and commissions at the Mortgage Division due to the increase in volume of lending activity. The increase was also due to salary and wage increases and the increasing cost of employee benefits. FDIC and state assessments increased $240,000, which was directly related to the growth in insured deposits. Professional fees expense increased by $191,000 due to merger and acquisition activity. Supplies expense increased by $113,000 directly reflecting the increased volume of services and locations of Citizens-Jackson Bank and the increased volume of loans at the Mortgage Division.

             The remaining areas of noninterest expense increased primarily due to the growing volume of business. During 1992, other noninterest expense was impacted by a one time expense of approximately $200,000 related to the purchase of Home Federal deposits.

             The following table reflects a summary of operations of Central Mortgage by quarter for 1993 and 1992:

                                                     SUMMARY OF OPERATIONS BY QUARTER

                                                  Three Months Ended                            Three Months Ended
                                    --------------------------------------------   --------------------------------------------
                                    December 31  September 30  June 30  March 31   December 31  September 30  June 30  March 31
                                    -----------  ------------  -------  --------   -----------  ------------  -------  --------
                                                        1993                                           1992
                                    --------------------------------------------   --------------------------------------------
                                                    (dollars in thousands, except per share data)

Interest income. . . . . . . . .      $10,713       $8,731     $7,666    $7,342      $7,571        $7,390     $7,414    $6,202
Interest expense . . . . . . . .        4,243        3,468      3,232     3,251       3,185         3,591      3,987     2,853
                                      -------       ------     ------    ------      ------        ------     ------    ------
   Net interest income . . . . .        6,470        5,263      4,434     4,091       4,386         3,799      3,427     3,349
Provision for loan losses                 288          202        235       231         329           232        204       148
Noninterest income . . . . . . .        1,881        1,518      1,307     1,163       1,143         1,298      1,226     1,125
Noninterest expense. . . . . . .        5,995        4,826      3,848     3,458       3,755         3,418      3,383     3,298
Minority interest in earnings               2           --          1       (2)           1             1        (1)       (1)
Income tax provision . . . . . .          549          473        463       428         336           377        271       261
                                      -------       ------     ------    ------      ------        ------     ------    ------
    Net income . . . . . . . . .      $ 1,517       $1,280     $1,194    $1,139      $1,108        $1,069     $  796    $  768
                                      =======       ======     ======    ======      ======        ======     ======    ======

Earnings per common share
   fully diluted . . . . . . . .      $  0.35       $ 0.33     $ 0.35    $ 0.33      $ 0.35        $ 0.47     $ 0.35    $ 0.34
                                      =======       ======     ======    ======      ======        ======     ======    ======

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

             LENDING ACTIVITIES. Central Mortgage's major source of income is interest on loans. Central Mortgage's loan portfolio largely reflects the communities served by the Banks and Central Mortgage's continued emphasis on residential real estate lending. The following table presents the composition of Central Mortgage's loan portfolio net of unearned interest at the end of each of the periods indicated:

                                                         LOAN PORTFOLIO

                                                                 December 31,
                            ------------------------------------------------------------------------------------------
                                 1993               1992              1991              1990               1989
                            ---------------    ---------------    -------------     --------------    -------------
                             AMOUNT     %       AMOUNT     %      AMOUNT    %       AMOUNT     %       AMOUNT     %
                             ------    ---      ------    ---     ------   ---      ------    ---      ------    ---
                                                             (dollars in thousands)
Commercial, financial,
  and other . . . . . . .   $ 46,327   12.9%   $ 26,278   12.1%   $23,671  13.2%   $ 22,505   13.5%   $ 23,996   16.3%
Agricultural. . . . . . .     13,086    3.6      12,274    5.6     12,210   6.8      10,381    6.2       8,728    5.9
Real estate:
  Mortgage-residential
   (1-4 family) . . . . .    132,058   36.9      62,163   28.6     49,625  27.6      45,259   27.2      42,177   28.7
  Mortgage-commercial
   and multi-family . . .     75,192   20.9      43,329   20.0     30,358  16.9      26,850   16.1      23,916   16.3
  Construction. . . . . .     18,397    5.1      17,614    8.1     17,474   9.7      15,623    9.4      15,735   10.7
  Agricultural real estate     9,873    2.7       9,055    4.2      7,580   4.2       7,840    4.7       7,177    4.9
Consumer. . . . . . . . .     62,195   17.4      45,698   21.1     38,293  21.3      37,594   22.7      25,362   17.2
Lease Financing . . . . .      1,900    0.5         586    0.3        513   0.3         273    0.2          19    0.0
                             -------   ----     -------   ----    -------  ----     -------   ----     -------   ----
Total loans . . . . . . .    359,028    100%    216,997    100%   179,724   100%    166,325    100%    147,100    100%
                                       ====               ====             ====               ====               ====

Unearned interest . . . .     (1,921)            (2,101)           (1,866)           (2,625)            (1,192)
                             -------            -------           -------           -------            -------
  Total . . . . . . . . .   $357,107           $214,896          $177,858          $163,700           $145,918
                            ========           ========          ========          ========           ========


The following table sets forth the remaining maturities for certain loan categories at December 31, 1993:

                                                 MATURITIES OF LOANS

                                                                ONE YEAR        ONE TO         OVER
                                                                 OR LESS      FIVE YEARS    FIVE YEARS     TOTAL
                                                                --------      ----------    ----------     -----
                                                                          (dollars in thousands)

      Commercial, financial, agricultural and other. . . . . .  $37,575        $17,645        $4,193      $59,413
      Real estate construction . . . . . . . . . . . . . . . .   15,475          2,668           254       18,397

             Of the commercial, financial, agricultural, and other loans due after one year, all had fixed rates as of December 31, 1993.

             Central Mortgage makes substantially all its loans to customers located within the Banks' service areas. Central Mortgage has no foreign loans or highly leveraged transaction loans as defined by the Federal Reserve Bank.

             DISCUSSION OF LENDING ACTIVITIES. Net loans at December 31, 1993 were $357 million, an increase of $142 million from December 31, 1992. The increase was primarily due to the loans acquired in the Blue Springs Bank acquisition. In addition, Citizens-Jackson Bank continued to experience increased loan activity in real estate, consumer, commercial and agricultural loans. The eastern Jackson County market continues to show signs of growth; however, there is no assurance that the increase in loan activity will continue.

             Although the risk of non-payment for any reason exists with respect to all loans, certain other more specific risks are associated with each type of loan. The primary risks associated with commercial loans, including commercial real estate loans, are quality of the borrower's management and a number of economic and other factors which can induce business failures and depreciate the value of business assets pledged to secure the loan, including competition, insufficient capital, product obsolescence, changes in the costs of production, environmental hazards, weather, changes in laws and regulations and general changes in the marketplace. With respect to agricultural loans, the primary risks are mismanagement, weather, commodity and livestock prices and unexpected increases in operating costs. Primary risks associated with residential real estate loans include fluctuating land and property values and rising interest rates with respect to fixed rate long term loans. Consumer loans are affected primarily by domestic instability and a variety of factors that may lead to the borrower's unemployment, including deteriorating economic conditions in one or more segments of a local or broader economy.

             Central Mortgage's strategy with respect to the management of these types of risks, whether loan demand is weak or strong, is to encourage the Banks to follow loan policies and underwriting practices which include (i) granting loans on a sound and collectible basis, (ii) investing funds profitably for the benefit of shareholders and the protection of depositors, (iii) serving the legitimate needs of the community and the Banks' general market area while maintaining a balance between maximum yield and minimum risk, (iv) ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan, (v) administering loan policies through an officers loan committee, (vi) developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each loan category and (vii) ensuring that each loan is properly documented and, if appropriate, secured or guaranteed by government agencies, and that insurance coverage is adequate.

             Commercial, financial and other lending activities are directed principally towards small to medium-sized professional firms, retail and wholesale outlets and light industrial and manufacturing concerns. Commercial, financial and other loans increased during 1993 by $20.0 million, primarily due to loans acquired in the Blue Springs Bank acquisition.

             Agricultural loans, including agricultural real estate loans, are typically made to family farms, small corporate farms, feed and grain dealers and wholesale seed dealers. These are operating loans for crop production, livestock production and purchasing seed and grain for cleaning, and processing for resale. Demand for agricultural loans increased over the past several years. Agricultural loans increased by $1.6 million during 1993 due to normal loan demand.

             The largest single component of Central Mortgage's loan portfolio is real estate loans. Central Mortgage actively pursues mortgage loans on single family dwellings. Generally, on an ongoing basis the Banks sell on a non-recourse basis the fixed rate long-term mortgages and retain only short-term or adjustable rate mortgages. Residential mortgages increased in 1993 by $69.9 million or 112% from 1992 to 1993. This increase was the result of the $56.3 million of mostly fixed rate, long term residential mortgages acquired in the Blue Springs Bank acquisition. The remaining increase occurred in new loans at Citizens-Jackson Bank and Nevada Bank.

             Commercial and multi-family real estate loans increased by $31.9 million from December 31, 1992 to December 31, 1993. The increase was comprised of $17.0 million in loans acquired with the Blue Springs Bank. The remaining increase of $14.9 million is due to, for the most part, loans originated at the Citizens-Jackson
Bank in metropolitan Kansas City.

             Real estate construction loans, which are made primarily by Citizens-Jackson Bank, include loans for the construction of commercial properties such as medical office buildings, retail buildings, multi-family (five or more family) residential developments, single family homes, and loans for developing single family home sites. Construction loans increased slightly to $18.4 million at December 31, 1993 compared to $17.6 million at December 31, 1992.

              Consumer loans primarily include student loans, loans to individuals for the purchase of automobiles, boats, recreational vehicles, home improvements and other personal, family and household items, and indirect loans purchased through automobile dealers. Consumer loans may have fixed interest rates, or variable interest rates tied to an index, both of which typically carry higher interest rates than other types of loans and typically carry greater credit risks than other types of loans in Central
Mortgage's portfolio. Central Mortgage increased the size of its consumer loan portfolio by 36.1% or $16.5 million in 1993 as the result of the acquisition of the Blue Springs Bank and management's decision to focus on expanding these types of loans in the Kansas
City market area, believing that in Central Mortgage's marketplace these loans would yield superior overall returns.

             Lease financing is limited to Citizens-Jackson Bank and Barton Bank. Central Mortgage does not actively pursue lease financing.

             NONPERFORMING LOANS. Potential problem credits are monitored by the lending staff and reports are submitted for review by an official at Central Mortgage and a credit committee. Loans over 90 days past due are placed on a nonaccrual status unless well secured and in the process of collection. The allowance for loan losses was 528.49% of nonperforming loans at year end 1993 and 328% at December 31, 1992. Central Mortgage does not have any material amounts of interest-earning assets which would have been included in nonaccrual, past due or restructured loans if such assets were loans.

             Nonperforming loans consist of loans on a nonaccrual basis, loans which are contractually past due 90 days or more, and loans the original terms of which have been restructured. The following table sets forth the amounts of such loans at the end of the periods indicated:

                                                NONPERFORMING ASSETS

                                                                       December 31,
                                                      --------------------------------------------
                                                       1993     1992      1991      1990     1989
                                                      ------   ------    ------    ------   ------
                                                                  (dollars in thousands)
    Nonaccrual loans . . . . . . . . . . . . . . .    $  238   $  104    $  355    $  119   $  119
    Loans contractually past due 90 days or more .       569      485       339       905      520
    Restructured loans . . . . . . . . . . . . . .        81      218       554       561      750
                                                      ------   ------    ------    ------   ------
       Total nonperforming loans . . . . . . . . .       888      807     1,248     1,585    1,389
    Foreclosed assets held for sale. . . . . . . .     2,225      406       415       459      999
                                                      ------   ------    ------    ------   ------
       Total nonperforming assets. . . . . . . . .    $3,113   $1,213    $1,663    $2,044   $2,388
                                                      ======   ======    ======    ======   ======
    Nonperforming loans to total loans . . . . . .      0.25%    0.38%     0.70%     0.97%    0.95%
    Nonperforming assets to total loans
       plus foreclosed assets held for sale             0.87     0.56      0.93      1.25     1.63
    Nonperforming assets to total assets . . . . .      0.50     0.29      0.57      0.75     0.91

             Nonperforming assets increased to $3.1 million at December 31, 1993. This increase was due primarily to the nonaccrual loans and foreclosed assets transferred in the Blue
Springs Bank acquisition.

             The ratio of nonperforming loans to total loans was 0.25%, 0.38% and 0.70% at December 31, 1993, 1992 and 1991,
respectively. The ratio of Central Mortgage's allowance for loan losses to nonperforming loans was 528%, 328% and 183% at December 31, 1993, 1992 and 1991, respectively. The increase in the ratio for December 31, 1993 is due primarily to the addition of the Blue Springs Bank's allowance for loan losses and the transfer of Blue Springs Bank's nonperforming loans to foreclosed assets.

             Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans are less than 90 days past due, or in many cases current, the borrowers presently have or have had a history of financial difficulties, and management has concerns as to the borrower's ability to comply with present loan repayment terms. As such, these loans may result in classification, at some future point in time, as nonperforming. At December 31, 1993, such loans (excluding all nonperforming loans described above) amounted to $12.3 million as compared to $3.7 million at December 31, 1992. The increase in potential nonperforming loans was due primarily to loans acquired in the Blue Springs Bank acquisition. Following the Blue Springs Bank acquisition, management reduced the level of potential nonperforming loans to 3.44% of total loans as of December 31, 1993, which management considers to be a reasonable level in comparison to other banks operating in its market area and given the size and composition of the loan portfolio.

             When, in the opinion of management, a reasonable doubt exists as to the collectability of interest, the accrual of interest income is stopped and interest accrued and unpaid during the current year is reversed through a charge to current year earnings. Subsequently, interest income is recognized only upon receipt. If interest on nonaccrual loans had been accrued, such income would have been approximately $28,000 for the year ended December 31, 1993.

             ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and such other factors that, in management's judgment, deserve evaluation in estimating loan losses. The adequacy of the allowance for loan losses is monitored quarterly during the ongoing systematic review of the loan portfolio by the loan review staff of Central
Mortgage. The results of these reviews are reported to each Bank's management and its board of directors. More specifically, Central Mortgage calculates the appropriate level of the allowance for loan losses on a quarterly basis using historical charge offs for each loan type and anticipated losses with respect to specific loans.

             While there can be no assurance that the allowance for loan losses will be adequate to cover all losses from all loans, management believes that the allowance for loan losses is adequate. Management uses available information to determine the provision for losses on loans. The ultimate collectability of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon borrowers' performance and changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowance based upon their judgments using information available to them at the time of their examinations.

             The following table summarizes, for the periods indicated, activity in the allowance for loan losses, including amounts of loans charged off, amounts of recoveries and additions to the allowance charged to operating expense, and the ratio of net charge offs to average loans outstanding:

                                  ALLOWANCE FOR LOAN LOSSES

                                                       Year Ended December 31,
                                            ---------------------------------------------
                                              1993     1992      1991     1990     1989
                                            -------  --------  -------  -------  --------
                                                        (dollars in thousands)
Allowance at beginning of period . . . .    $ 2,648  $  2,282  $ 2,058  $ 1,872  $  1,801

Loans charged off:
   Commercial, financial, agricultural
      and other. . . . . . . . . . . . .      1,563       438      549      371       197
   Real estate:
      Construction . . . . . . . . . . .         --         4       31       --        --
      Mortgage . . . . . . . . . . . . .        401       138       43       10       115
   Consumer. . . . . . . . . . . . . . .        552       117      167       59        92
                                            -------  --------  -------  -------  --------
      Total. . . . . . . . . . . . . . .      2,516       697      790      440       404
                                            -------  --------  -------  -------  --------

Recoveries:
   Commercial, financial, agricultural
      and other. . . . . . . . . . . . .        230       123      118       87        44
Real estate:
      Construction . . . . . . . . . . .         --        --        4       --        --
      Mortgage . . . . . . . . . . . . .        117        17       15        2        11
   Consumer. . . . . . . . . . . . . . .         29        10        7       14         6
                                            -------  --------  -------  -------  --------
      Total. . . . . . . . . . . . . . .        376       150      144      103        61
                                            -------  --------  -------  -------  --------

   Net loans charged off . . . . . . . .      2,140       547      646      337       343

Additions to allowance charged to
   operating expense . . . . . . . . . .        956       913      870      523       414
Allowance acquired from purchased
   institution . . . . . . . . . . . . .      3,229        --       --       --        --
                                            -------  --------  -------  -------  --------
Allowance at end of period . . . . . . .    $ 4,693  $  2,648  $ 2,282  $ 2,058  $  1,872
                                            =======  ========  =======  =======  ========

Ratio of net loan charge offs during
   period to average loans outstanding .       0.80%     0.28%    0.38%    0.22%     0.24%

             Net loan charge offs were $1.6 million greater for the year ended December 31, 1993, when compared to 1992. The increase in net loan charge offs was due to increased charge offs in commercial and consumer loans. The increase in commercial loan charge offs was related primarily to loans acquired in the Blue Springs Bank acquisition, which Central Mortgage believes were adequately reserved for at the acquisition date. The increase in mortgage loan charge offs was primarily due to loans acquired in the Blue Springs Bank acquisition, while the consumer loan charge-off increase was the result of the increased volume of consumer loans.

             The following table summarizes Central Mortgage's allocation of the allowance for loan losses to the various loan categories at the dates indicated:

                                            ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                   December 31,
                         --------------------------------------------------------------------------------------------------
                               1993                1992                1991                1990               1989
                         ----------------    ----------------    ----------------    ----------------    ----------------

                                   PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                   OF LOANS            OF LOANS            OF LOANS            OF LOANS            OF LOANS
                                   IN EACH             IN EACH             IN EACH             IN EACH             IN EACH
                                   CATEGORY            CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                   TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                         ALLOWANCE  LOANS    ALLOWANCE  LOANS    ALLOWANCE  LOANS    ALLOWANCE  LOANS    ALLOWANCE  LOANS
                         ---------  -----    ---------  -----    ---------  -----    ---------  -----    ---------  -----
                                                             (dollars in thousands)
Commercial, financial
  and other . . . . . .   $2,066    16.6%     $1,138    17.9%     $1,075    20.2%     $1,037    20.1%     $  829    22.4%
Real estate:
  Construction. . . . .       83     5.1          89     8.2         113     9.8          77     9.5          67    10.8
  Mortgage. . . . . . .    1,743    60.5       1,026    53.3         820    49.2         726    48.8         771    50.2
Consumer. . . . . . . .      793    17.3         392    20.3         271    20.5         216    21.4         205    16.6
Lease Financing . . . .        8     0.5           3     0.3           3     0.3           2     0.2          --      --
                           -----    ----       -----    ----       -----    ----       -----    ----       -----    ----
  Total . . . . . . . .   $4,693     100%     $2,648     100%     $2,282     100%     $2,058     100%     $1,872     100%
                          ======    ====      ======    ====      ======    ====      ======    ====      ======    ====

            INVESTMENT SECURITIES. The objectives of the investment portfolio are to provide Central Mortgage with a source of liquidity through maturities and earnings. The following tables present the composition and maturities of the investment portfolio by major category:

                                 INVESTMENT PORTFOLIO COMPOSITION

                                                                            December 31,
                                                              -------------------------------------
                                                                      (dollars in thousands)

                                                                 1993          1992         1991
                                                              ----------    ----------   ----------
U.S. Treasury obligations. . . . . . . . . . . . . .          $   65,838    $   69,895   $   41,693
U.S. Government agencies and corporations. . . . . .              51,421        26,262       12,115
Obligations of states and political subdivisions . .              44,265        23,171       14,705
Mortgage-backed securities . . . . . . . . . . . . .              22,702        23,768          518
                                                              ----------    ----------   ----------
   Total investments . . . . . . . . . . . . . . . .          $  184,226    $  143,096   $   69,031
                                                              ==========    ==========   ==========

As of December 31, 1993, the maturity of securities in the investment portfolio was as follows:

                                    - 66 -

                                     INVESTMENT PORTFOLIO - MATURITY AND YIELDS

                                                                 OVER ONE     OVER FIVE                WEIGHTED
                                                     ONE YEAR    THROUGH       THROUGH      OVER       AVERAGE
                                                     OR LESS    FIVE YEARS    TEN YEARS     TOTAL      YIELD<F1>
                                                     -------    ----------    ---------     -----      ---------
                                                                       (dollars in thousands)
U.S. Treasury securities . . . . . . . . . . . .      $41,474     $24,364      $   --       $   --       4.72%

U.S. Government agencies and corporations. . . .       15,020      35,882          519          --       4.76
Obligations of states and political subdivisions        5,910      22,211       15,689         455       7.16
Mortgage-backed securities <F1>                         1,909      12,350        3,261       5,182       6.41
                                                      -------     -------      -------      ------       ----
   Total investments . . . . . . . . . . . . . .      $64,313     $94,807      $19,469      $5,637       5.54%
                                                      =======     =======      =======      ======       ====
Weighted average yield <F2>. . . . . . . . . . .         4.99%       5.41%        7.82%       6.09%
                                                       ======      ======       ======       =====

- -------------------

<F1>  Mortgage-backed securities issued by U.S. Government agencies and corporations and privately-issued collateralized mortgage obligations have been included using historic prepayment rates.

<F2>  Rates on obligations of states and political subdivisions have been adjusted to tax-equivalent rates using the incremental statutory Federal income tax rate of 34%.

            Investment securities increased by $41.1 million at December 31, 1993 as compared to December 31, 1992. The increase was due to $38.3 million of securities transferred in the Blue Springs Bank acquisition and investments made with deposits acquired from Mercantile Bank of West Central Missouri in 1993 (the "Butler Acquisition"). Central Mortgage continued the strategy of investing in non-taxable bonds, short term U.S. Governments and agencies, while maintaining a short average maturity.

            Total investment securities increased by $74.1 million at December 31, 1992 as compared to December 31, 1991. This increase was primarily due to the purchase of approximately $66.1 million of securities as the result of the acquisition of the Home Federal deposits from the Resolution Trust Corporation (the "RTC"). With the large increase in deposits, management chose to invest the majority of the proceeds in the investment portfolio. The investments were selected based on the liquidity needs of Citizens-Jackson Bank, the maturity of the deposits acquired and the income the investments would provide. Of the $66.1 million invested, approximately $35 million was deployed in U.S. Treasury obligations, approximately $15 million in mortgage-backed securities, approximately $13 million in U.S. government agency securities and approximately $3.1 million in tax-exempt securities.

            At December 31, 1993, 12.3% of Central Mortgage's investments were mortgage-backed securities. These securities have yields which are somewhat higher than U.S. Treasury or other U.S. Government agency securities, and provide liquidity through their monthly payments. Characteristically, mortgage-backed securities involve a risk of accelerated prepayment. Central Mortgage monitors its exposure to prepayment risk through the selection of the securities when they are purchased, and by periodically "stress testing" securities using hypothetical changes in prepayment rates.

            DEPOSITS. Central Mortgage has a relatively stable core deposit base from within its market area. Central Mortgage has no brokered deposits and it is Central Mortgage's policy not to solicit any such deposits.

            Total deposits increased by $185 million at December 31, 1993 as compared to December 31, 1992. The increase was due to $164 million of deposits transferred in the Blue Springs

Bank acquisition and $14.1 million in the Butler Acquisition with the remaining increase at Citizens-Jackson Bank due to normal growth.

            During the year ended December 31, 1992 total deposits increased by $90.7 million as compared to December 31, 1991. The majority of the growth in deposits resulted from the Home Federal acquisition.

            The following table sets forth the distribution of Central Mortgage's deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposit:

                                                         DEPOSITS

                                                                      December 31,
                                       --------------------------------------------------------------------------
                                                1993                      1992                      1991
                                       ----------------------    ----------------------    ----------------------
                                                Percent                   Percent                   Percent
                                                  of                        of                        of
                                       Amount  Deposits  Rate    Amount  Deposits  Rate    Amount  Deposits  Rate
                                       ------  --------  ----    ------  --------  ----    ------  --------  ----
                                                                 (dollars in thousands)

Demand deposits. . . . . . . . . . .  $86,769    16.1%     --   $ 49,119   13.9%     --   $ 36,868   14.1%     --
Savings accounts . . . . . . . . . .   41,486     7.7    2.26%    19,967    5.7    3.24%    13,356    5.1    4.55%
NOW and MMDA accounts. . . . . . . .  144,653    26.9    2.56    100,370   28.5    3.34     80,806   30.9    4.37
Time deposits less than $100,000 . .  224,708    41.8    4.48    158,936   45.1    5.29     95,713   36.6    6.82
Time deposits of $100,000 or more. .   40,135     7.5    3.77     23,911    6.8    4.50     34,844   13.3    6.59
                                     --------   -----           --------  -----           --------  -----
  Total deposits . . . . . . . . . . $537,751   100.0%          $352,303  100.0%          $261,587  100.0%
                                     ========   =====           ========  =====           ========  =====

            The following table sets forth the amount and maturities of time deposits of $100,000 or more at December 31, 1993 and December 31, 1992:

           AMOUNT AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

                                                        Amount at December 31,
                                                      --------------------------
                                                        1993              1992
                                                      --------          --------
                                                        (dollars in thousands)
Three months or less . . . . . . . . . . . . . . . .   $18,230           $10,309
Over three months through six months . . . . . . . .     6,398             4,440
Over six months through twelve months. . . . . . . .    10,748             7,763
Over twelve months . . . . . . . . . . . . . . . . .     4,759             1,399
                                                       -------           -------
  Total. . . . . . . . . . . . . . . . . . . . . . .   $40,135           $23,911
                                                       =======           =======

            CAPITAL RESOURCES. Financial institutions are required to maintain capital ratios in accordance with guidelines adopted in 1989 by the Federal Reserve Board. The guidelines are commonly known as "Risk-Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of risk associated with holding various categories of assets. The Risk-Based Guidelines currently require minimum Tier I and Total Capital ratios of 4% and 8%, respectively. On December 31, 1993 Central Mortgage exceeded all capital requirements.

            The Federal Reserve Board also has implemented a leverage ratio, which is Tier 1 capital less purchased mortgage servicing rights to total assets, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The
Federal Reserve Board
requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies, and for bank holding companies seeking to expand, the Federal Reserve Board expects a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. As of December 31, 1993, Central Mortgage and each of the Banks exceeded the guidelines as established by the regulatory authorities.

            At December 31, 1993 and 1992, Central Mortgage's and the
Banks' capital ratios were as follows:

                                                         CAPITAL RATIOS

                                               Risk-Based
                              -------------------------------------------
                                 Total Capital              Tier 1                 Leverage
                              -------------------     -------------------     -------------------
                              December   December     December   December     December   December
                              31, 1993   31, 1992     31, 1993   31, 1992     31, 1993   31, 1992
                              --------   --------     --------   --------     --------   --------
Central Mortgage . . . . . .   13.08%     17.83%       11.83%     16.58%       6.42%      8.23%
Citizens-Jackson Bank. . . .   13.98      15.10        12.73      13.79        6.93       6.61
Barton Bank. . . . . . . . .   14.43      14.96        13.18      13.70        7.93       7.52
Nevada Bank. . . . . . . . .   17.72      14.88        16.47      13.63        7.73       7.77
Stover Bank. . . . . . . . .   17.26      16.71        16.01      15.45        7.73       7.38

            In 1993, Central Mortgage made a $750,000 capital contribution to Nevada Bank to support its acquisition of the Butler Missouri Branch of Mercantile Bank of West Central Missouri and the related $14.1 million of deposits. Central Mortgage funded this capital contribution with available cash.

            In May, 1993, Central Mortgage arranged for a term loan from an unaffiliated lender in the amount of $10 million (the "Term Loan"). Central Mortgage has the option to fix the rate of interest on up to 60% of the Term Loan, but not less than 40% of the loan amount at a rate equal to 225 basis points over the yield of the three year Treasury
Bond, with the remaining portion to accrue interest at the lender's fluctuating base rate less 1/4 of one percent with a minimum of 5% and a maximum of 11%. Principal and interest will be payable quarterly based on a ten year amortization schedule, with all unpaid principal and interest due and payable at the end of three years. Notes issued under the Term Loan will be secured by a pledge of all of the stock of Citizens-Jackson Bank. Covenants in the Term
Loan require Central Mortgage and each of the Banks to maintain certain capital ratios, including a Tier 1 tangible capital ratio of 5.5% or more, and prohibit the payment of dividends by the Banks upon the occurrence of an event of default.

            The capital structure of Central Mortgage was expanded and strengthened in the third quarter of 1993 with the successful public offering and sale of 920,000 shares of Central Mortgage
Common Stock. The net proceeds of $9.9 million were used to partially fund the acquisition of the Blue Springs Bank.

            LIQUIDITY. Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans. Additional sources of liquidity, including cash flow from both the repayment of loans and the securitization of assets, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of core deposits and liquid assets, and access to the money and capital markets. The funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization. The ratio of temporary investments (those maturing within one year) to volatile liabilities (time deposits over $100,000) was 160.2% at December 31, 1993, compared to 190.3% at

December 31, 1992. Core deposits, defined as demand deposits, NOW accounts, and total savings and certificates of deposit less than $100,000, were 92.5% and 93.2% of total deposits at December
31, 1993 and 1992, respectively.

            The following table summarizes short-term borrowings for the periods indicated:

                                  SHORT-TERM BORROWINGS

                                                                 December 31,
                                                   -------------------------------------
                                                       1993          1992         1991
                                                   ----------     ---------    ---------
                                                            (dollars in thousands)

Treasury tax and loan note options:
 End of period balance . . . . . . . . . . . . .   $   1,100      $  1,100     $  1,100
 Average rate. . . . . . . . . . . . . . . . . .        3.02%         3.23%        5.76%
 Average balance . . . . . . . . . . . . . . . .   $     861      $  1,010     $    832
 Maximum amount outstanding at any month-end . .       1,100         1,100        1,100

Securities sold under agreement to repurchase:
 End of period balance . . . . . . . . . . . . .   $  22,300      $ 20,850     $  4,100
 Average rate. . . . . . . . . . . . . . . . . .        3.76%         4.35%        5.05%
 Average balance . . . . . . . . . . . . . . . .   $  22,527      $  8,978     $  3,084
 Maximum amount outstanding at any month-end . .      23,675        20,850        5,100

Federal funds purchased:
 End of period balance . . . . . . . . . . . . .          --            --           --
 Average rate. . . . . . . . . . . . . . . . . .        3.16%         4.83%        5.50%
 Average balance . . . . . . . . . . . . . . . .   $     484      $    883     $    302
 Maximum amount outstanding at any month-end . .       3,000         7,000          700

All short-term borrowings:
 End of period balance . . . . . . . . . . . . .   $  23,400      $ 21,950     $  5,200
 Average rate. . . . . . . . . . . . . . . . . .        3.72%         4.29%        5.43%
 Maximum amount outstanding at any month-end . .   $  24,775      $ 21,950     $  6,900

            ASSET-LIABILITY MANAGEMENT. Central Mortgage actively manages its assets and liabilities through coordinating the levels of interest rate sensitive assets and liabilities to minimize changes in net interest income despite changes in market interest rates. Central Mortgage defines interest rate sensitive assets and liabilities as any instrument that can be repriced within 180 days, either because the instrument will mature during the period or because it carries a variable interest rate. Changes in net interest income occur when interest rates on loans and investments change in a different time period from that of changes in interest rates on liabilities, or when the mix and volume of interest-earning assets and interest-bearing liabilities change. The interest rate sensitivity gap represents the dollar amount of difference between rate sensitive assets and rate sensitive liabilities within a given time period ("GAP"). A GAP ratio is determined by dividing rate sensitive assets by rate sensitive liabilities. A ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements would be minimized.

            Central Mortgage's strategy with respect to asset-liability management is to maximize net interest income while limiting Central Mortgage's exposure to risks associated with volatile interest rates. The Banks' Funds Management Committees are responsible for monitoring their respective Banks' GAP positions. As a general rule, Central Mortgage's policy is to maintain a GAP position as a percent of total assets within a range from + 20% to
- - 20% in a 12 month time period.

            At December 31, 1993, Central Mortgage was liability sensitive (rate sensitive liabilities in excess of rate sensitive assets) for the next 12 months, based on contractual maturities and asset payment assumptions. This means that Central Mortgage's assets as of December 31, 1993 would reprice more slowly than its deposits as of such date. In a declining interest rate environment, the interest cost of Central Mortgage's deposits and other liabilities may be expected to fall faster than the interest received on its earning assets, thus increasing the net interest spread. In an increasing interest rate environment just the opposite may be expected to occur, in which the interest cost for deposits and other liabilities would increase faster than interest received on earning assets, therefore decreasing the net interest spread.

            The most significant change in Central Mortgage's interest rate sensitivity for 1993 in comparison to 1992 occurred in loans. Fixed rate loans with maturities over five years increased by $41 million compared to December 31, 1992, mainly due to fixed rate real estate loans acquired in the Blue Springs Bank acquisition.

            The following table sets forth Central Mortgage's interest rate sensitivity at December 31, 1993:

                                          INTEREST SENSITIVITY ANALYSIS

                                                            Over Three
                                                Three        Through       Over One        Over
                                               Months         Twelve       Through         Five
                                               or Less        Months      Five Years      Years        Total
                                              ---------     ----------   -----------      ------       -----
                                                                    (dollars in thousands)

Interest-earning assets:
 Interest-bearing time deposits. . . . . .   $      100    $      100    $       --    $      --    $      200
 Taxable investment securities . . . . . .       12,012        46,697        72,675        8,962       140,346
 Tax-exempt investment securities. . . . .        1,716         3,889        22,131       16,144        43,880
 Federal funds sold. . . . . . . . . . . .       15,575            --            --           --        15,575
 Loans . . . . . . . . . . . . . . . . . .       83,910        78,757       125,664       68,776       357,107
 Mortgage. . . . . . . . . . . . . . . . .       11,379            --            --           --        11,379
                                             ----------    ----------    ----------    ---------   -----------
   Total interest rate sensitive assets. .   $  124,692    $  129,443    $  220,470    $  93,882    $  568,487
                                             ==========    ==========    ==========    =========   ===========

Interest-bearing liabilities:
 Interest-bearing demand deposits. . . . .   $  144,653    $       --    $       --    $      --    $  144,653
 Savings deposits. . . . . . . . . . . . .       41,486            --            --           --        41,486
 Time deposits . . . . . . . . . . . . . .       62,769       117,617        84,066          391       264,843
 Short-term debt . . . . . . . . . . . . .       23,400            --            --           --        23,400
 Long-term debt. . . . . . . . . . . . . .        2,769           375         4,375           --         7,519
                                             ----------      --------    ----------    ---------    ----------
   Total rate sensitive liabilities. . . .   $  275,077    $  117,992    $   88,441    $     391    $  481,901
                                             ==========    ==========    ==========    =========    ==========

Interest Sensitivity GAP:
 Periodic. . . . . . . . . . . . . . . . .   $ (150,385)   $   11,451    $  132,029    $  93,491    $   86,586
 Cumulative. . . . . . . . . . . . . . . .     (150,385)     (138,934)       (6,905)      86,586
                                             ==========    ==========    ==========    =========
 Cumulative GAP to total assets. . . . . .       (24.15)%      (22.31)%       (1.11)%      13.91%
Ratio of Interest-Sensitive Assets to
 Interest Sensitive Liabilities
   Periodic. . . . . . . . . . . . . . . .        45.33%       109.70%       249.28%         n/a
   Cumulative. . . . . . . . . . . . . . .        45.33%        64.65%        98.57%      117.97%

            EFFECTS OF INFLATION. The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

IMPACT OF FUTURE ACCOUNTING PRONOUNCEMENTS.

            The Financial Accounting Standards Board has issued Statement No. 114 regarding accounting by creditors for impairment of a loan. This statement requires a discounting of expected future cash flows to measure impairment of certain loans or, as a practical expedient, measurements based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Prior to execution of the Merger Agreement, Central Mortgage expected to first apply this statement during the fiscal year ending December 31, 1995. Management has not estimated the impact, if any, the adoption of FASB 114 would have on Central Mortgage's financial statements.

            The Financial Accounting Standards Board has issued Statement No. 115 regarding investments in debt and equity securities. This statement creates three categories of securities based upon management's intent at the time of purchase. Securities meeting the criteria for the "held to maturity" category will be reported at amortized cost. All other securities, excluding those held in trading accounts, will be reported at fair value with unrealized gains and losses credited or charged to shareholders' equity. Unrealized gains and losses for securities held in trading accounts are reflected in the statement of income. Central Mortgage adopted this statement as of January 1, 1994. Management has estimated the adoption of FASB 115 will have an immaterial impact on Central Mortgage's 1994 financial statements.

September 30, 1994 and 1993

RESULTS OF OPERATION (THIRD QUARTER COMPARISON)

            NET INCOME. Net income for the third quarter ended September 30, 1994 was $2.0 million or $.45 per share compared to $1.3 million or $.33 per share for the third quarter in 1993. For the nine months ended September 30, 1994, net income was $5.4 million or $1.24 per share compared to $3.6 million or $1.01 per common share for the nine months ended September 30, 1993. The improvements in net income for the quarter and nine months ended September 30, 1994 were primarily the result of increased net interest income and noninterest income generated by the greater volume of earning assets and deposit accounts acquired in the Blue Springs Bank acquisition in August, 1993 and from the FDIC as receiver of the former Superior National Bank ("Superior") in April, 1994.

            NET INTEREST INCOME. Net interest income increased by $1.3 million, or 25% for the third quarter of 1994 as compared to the third quarter of 1993. In addition, net interest income for the first nine months of 1994 increased by $5.1 million, or 37% compared to the first nine months of 1993. The improvement in net interest income was the result of an increased volume of average earning assets due primarily to the acquisition of the Blue Springs Bank and the assets of Superior by Citizens-Jackson Bank. Average earning assets were $581 million for the nine months ended September 30, 1994 compared to $417 million for the nine months ended September 30, 1993. Central Mortgage's net interest rate spread on a tax equivalent basis was 3.97% during the third quarter of 1994 compared to 3.93% for the second quarter of 1994, 4.07% for the year ended December 31, 1993 and 4.03% for the third quarter of 1993. Small quarterly fluctuations in the net interest rate spread have occurred over the past four quarters, and the most recent three month trend is towards a very slight improvement.

            NONINTEREST INCOME. Noninterest income increased by 34% to $2.0 million for the third quarter of 1994 as compared to $1.5 million for the third quarter of 1993. This increase was due partially to increased service charge revenues on deposit accounts due to the greater volume of accounts resulting from the Blue Springs Bank acquisition. In addition, there was a gain during the third quarter of 1994 of $268,000 on sales of investment securities available for sale compared to no gain one year earlier.
Offsetting these increases was a loss on the sale of mortgage loans of $5,000 in the third quarter of 1994 compared to a gain of $85,000 in the third quarter of 1993. The loss was the result of increased volatility in interest rates.

            For the nine months ended September 30, 1994, noninterest income increased by 45% to $5.8 million as compared to $4.0 million for the nine months ended September 30, 1993. This increase was primarily due to increased service charge revenues on deposit accounts resulting from the Blue Springs Bank acquisition and gain on sales of investment securities available for sale.

            Future income from the sale of mortgage loans may be negatively impacted if, among other things, there is a continuation of volatility in long term interest rates. In addition, future gains on the sale of investment securities are dependent on the amount and type of securities available for sale, and whether or not future market conditions are favorable.

            NONINTEREST EXPENSE. Noninterest expense increased by $626,000 or 13% for the third quarter of 1994 as compared to the third quarter of 1993. For the nine months ended September 30, 1994, noninterest expense increased by $4.0 million or 33% as compared to the nine months ended September 30, 1993. The primary factor contributing to the quarterly and nine month increases was the increased ongoing operating expenses resulting from the acquisition of the Blue Springs Bank. Salaries and employee benefits increased by $272,000 during the third quarter of 1994 compared to the third quarter of 1993, and increased by $1.7 million for the nine months ended September 30, 1994 compared to the nine months ended September 30, 1993. These increases were due primarily to the addition of Blue Springs Bank employees and annual salary adjustments for officers and employees. Net occupancy expense increased by $144,000 during the third quarter of 1994 compared to the third quarter of 1993, and increased by $675,000 during the nine months ended September 30, 1994 compared to the nine months ended September 30, 1993, primarily due to costs associated with Citizens-Jackson Bank's continued integration and modernization of the former Blue Springs Bank locations and equipment. Other noninterest expense increased by $210,000 for the third quarter of 1994 compared to the third quarter of 1993, and increased by $1.6 million for the nine months ended September 30, 1994 compared to the nine months ended September 30, 1993.
Included in this increase were higher advertising costs, FDIC insurance premiums, amortization of intangibles, cost of repossessed property, and communications and postage.

            MORTGAGE DIVISION. The Mortgage Division originated or purchased 235 loans during the third quarter of 1994 with principal balances of $12.7 million compared to 638 loans with principal balances of $38.7 million originated or purchased during the same quarter during 1993. The decrease in loan originations was primarily the result of a reduction in the number of loans refinanced caused by increasing long term interest rates in the market. The mortgage loan servicing balance as of September 30, 1994 was approximately $579 million, compared to $562 million serviced as of December 31, 1993. The increase was due in part to the Mortgage Division's purchase of a $45.4 million block of conventional loan servicing from an unaffiliated lender and partially offset by the normal amortization of loans.

FINANCIAL CONDITION (THIRD QUARTER COMPARISON)

            TOTAL ASSETS. Total assets of Central Mortgage were $626 million at September 30, 1994 as compared to $623 million at December 31, 1993. The increase in total assets was due to the second quarter acquisition of certain deposits and assets of the Superior National Bank of Kansas City from the FDIC by Citizens-Jackson Bank. The net deposits acquired "after run off" were $8.5 million. In addition, net loans with a principal balance of $4.2 million were acquired. Partially offsetting these increases from the acquisition was a slight decline in deposits and total assets at other Banks.

            LOANS. Loans, net of unearned interest, were $381 million at September 30, 1994, a 7% increase as compared to $357 million at December 31, 1993. The increase in loans was due to internal loan growth and the purchase of $4.2 million of loans in the Superior transaction. Central Mortgage maintains a diversified loan portfolio with no international loans or loans classified as highly leveraged transactions.

            NONPERFORMING ASSETS. Nonperforming assets totaled $2.2 million at September 30, 1994, consisting of $348,000 of foreclosed assets held for sale and nonperforming loans of $1.9 million, compared to $3.1 million of nonperforming assets consisting of $2.2 million of foreclosed assets held for sale and $888,000 of nonperforming loans at December 31, 1993. The reduction in nonperforming assets was due to the disposition of other real estate owned and in substance foreclosures acquired in the Blue Springs Bank acquisition. Nonperforming assets to total assets declined to 0.35% at September 30, 1994, compared to 0.50% at December 31, 1993.

            The provision for loan losses of $919,000 and $374,000 for the nine months and quarter ended September 30, 1994, respectively, increased from $668,000 and $202,000 for the nine months and quarter ended September 30, 1993, respectively. The increase in the provision was due to additional reserves set aside for growth in the loan portfolio and loans charged off during the first nine months of 1994.

            Central Mortgage's allowance for loan losses increased by $1.7 million since December 31, 1993, for a total allowance of $6.4 million. The increase in the allowance was due primarily to recoveries from previously charged off loans and reserves acquired with the loans purchased from Superior. The allowance for loan losses was 1.68% of total loans at September 30, 1994, compared to 1.31% at December 31, 1993.

            INVESTMENT SECURITIES. Investment securities were $187 million at September 30, 1994 compared to $185 million at December 31, 1993. During the first quarter of 1994, Central Mortgage adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." As of September 30, 1994, Central Mortgage has elected to allocate approximately $38 million of its investment securities as "securities available for sale" and approximately $149 million of investment securities as "securities held to maturity." The net unrealized loss (net of tax) on the market value of the "available for sale securities" was $78,000 on September 30, 1994.

            DEPOSITS. Total deposits were unchanged at $538 million as of September 30, 1994, as compared to December 31, 1993. The decline of $25.2 million in noninterest bearing Demand Deposits and saving, NOW and Money Market deposits was offset by an increase of $25.1 million in Time Deposits.

LIQUIDITY AND CAPITAL RESOURCES (THIRD QUARTER COMPARISON)

            Liquid assets of Central Mortgage at September 30, 1994 consisted of total cash and cash equivalents, investment securities maturing in one year or less and mortgages held for sale. These liquid assets totaled $100 million at September 30, 1994, or 19% of total deposits compared to $117 million at December 31, 1993, or 22% of total deposits.

            Shareholders' equity at September 30, 1994 was $52.5 million, which is an increase of $4.0 million compared to December 31, 1993. Central Mortgage currently exceeds all regulatory capital requirements as shown in the following table:

                                        CAPITAL RATIOS

                                          Risk-Based
        -------------------------------------------------------------------------------

                 Total Capital                                   Tier I
                 -------------                                   ------
        Regulatory        September 30                Regulatory         September 30
         Minimum         1994      1993                Minimum          1994      1993
         -------         ----      ----                -------          ----      ----
         8.00%          13.51%    12.37%                4.00%          12.25%    10.68%

                                           Leverage
                                           --------
                                Regulatory       September 30
                                 Minimum        1994      1993
                                 -------        ----      ----
                                  3.00%         7.11%     6.35%


PROPERTIES

            All of the properties of the Banks and the Mortgage Division referred to in the descriptions under " - Business" are owned by the respective Banks or by Central Mortgage and are not subject to any mortgage or material encumbrance, except for the Mortgage Division's leased office at Joplin, Citizens-Jackson Bank's Blue Springs Main facility, Citizens-Jackson Bank's Lee's Summit facility and Central Mortgage's principal executive offices which, together with Citizens-Jackson Bank's downtown Kansas City office, occupy 11,435 square feet of leased space. Central Mortgage believes that its facilities are adequate for its operations.

LEGAL PROCEEDINGS

            There were no material legal proceedings pending as of September 30, 1994. Legal proceedings which were pending consisted of matters normally incident to the business conducted by Central
Mortgage and taken together do not appear material.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth as of ------------------ the number of shares beneficially owned and the percentage of ownership of Central Mortgage's outstanding Common Stock by (a) each director of Central Mortgage, (b) each person who is known by Central Mortgage to own beneficially more than 5% of such stock and
(c) all directors and officers of Central Mortgage as a group:

                                                                         Shares Beneficially Owned
                                                                         -------------------------

                                                                          Number      Percentage<F1>
                                                                          ------      --------------
      Adrian Harmon <F2> . . . . . . . . . . . . . . . . . . . . .        628,251       14.78%
      Lynn A. Harmon <F3>. . . . . . . . . . . . . . . . . . . . .        191,777        4.48
      Tom D. Harmon <F4> . . . . . . . . . . . . . . . . . . . . .        177,042        4.14
      Margaret K. Harmon <F2>. . . . . . . . . . . . . . . . . . .        300,400        7.07
      Edward A. Mangone <F5> . . . . . . . . . . . . . . . . . . .         47,047        1.10
      Michael R. Rankin <F6> . . . . . . . . . . . . . . . . . . .        176,992        4.13
      Randolph K. Rolf . . . . . . . . . . . . . . . . . . . . . .          2,000         .05
      Roger Novak <F7><F8> . . . . . . . . . . . . . . . . . . . .        202,965        4.77
      Richard O. Ballentine <F8> . . . . . . . . . . . . . . . . . .      187,674        4.41
      Officers and Directors as a group (nine persons) <F2><F8><F9>.    1,426,574       32.62

- --------------------------

<F1> The percentage of ownership is calculated by dividing the number of shares of Central Mortgage Common Stock owned by the named shareholder, including the number of shares of Central Mortgage Common Stock issuable upon the exercise of stock options held by such person, as indicated in the footnotes below (the "Issuable Shares"), by the number of shares of Central Mortgage Common Stock outstanding at -------------- (4,251,177) plus the number of Issuable Shares attributed to such shareholder.

<F2> Includes 300,400 shares held by Margaret Harmon, the wife of
     Adrian Harmon, for which Adrian Harmon holds a proxy to vote the shares.

<F3> Includes 27,900 shares of Central Mortgage Common Stock subject to exercisable stock options and 57,112 shares of Central
     Mortgage Common Stock held by members of Lynn Harmon's immediate family.

<F4> Includes 29,400 shares of Central Mortgage Common Stock subject to exercisable stock options and 29,130 shares of Central
     Mortgage Common Stock held by members of Tom Harmon's immediate family.

<F5> Includes 36,000 shares of Central Mortgage Common Stock subject to stock options that either are currently exercisable or will be exercisable upon approval of the Merger Agreement by the stockholders of Central Mortgage and 2,000 shares of Central Mortgage Common Stock owned by Mr. Mangone and his wife in joint tenancy.

<F6> Includes 29,400 shares of Central Mortgage Common Stock subject to exercisable stock options, 57,886 shares of Central Mortgage Common Stock held by members of Mr. Rankin's immediate family and 58,023 shares of Central Mortgage Common Stock owned by Mr. Rankin and his wife in joint tenancy.

<F7> Includes 919 shares held by Mr. Novak's wife.

<F8> Includes 187,174 shares of unallocated Central Mortgage Common
     Stock held by Mercantile Bank of Kansas, as Trustee of Central Mortgage's Employee Stock Ownership Plan (the "ESOP"), which shares were issued on ____________, 1994 upon the conversion of 14,506 shares (not taking into consideration any fractional share) of Central Mortgage Preferred Stock held by the Trustee into shares of Central Mortgage Common Stock. Roger A. Novak and Richard O. Ballentine are members of the Administrative Committee of the ESOP and in such capacity have the authority to direct the voting of unallocated shares on all issues. Participants have the right to instruct the Trustee as to the voting of all shares of Central Mortgage Common Stock held by the ESOP that are allocated to the participants' respective accounts.

<F9> Includes 122,700 shares of Central Mortgage Common Stock subject to stock options held by officers and directors as a group that either are currently exercisable or will be exercisable upon approval of the Merger Agreement by the shareholders of Central Mortgage.

            For purposes of the above table, a person is deemed to be a beneficial owner of shares of Central Mortgage Common Stock if the person has or shares the power to vote or to dispose of such shares. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares shown in the table as beneficially owned by such person and disclaims beneficial ownership in shares described in the footnotes as being "held by" other persons. All persons shown in the table have business addresses at Central Mortgage's principal executive offices.

                      INFORMATION REGARDING MBI STOCK
                      -------------------------------

DESCRIPTION OF MBI COMMON STOCK AND ATTACHED PREFERRED SHARE PURCHASE RIGHTS

            GENERAL. MBI has authorized 5,000,000 shares of MBI Preferred Stock, no par value, and 100,000,000 shares of MBI Common Stock, $5.00 par value. At September 30, 1994, MBI had no issued and outstanding shares of MBI Preferred Stock and 43,234,757 shares of MBI Common Stock issued and outstanding. Under Missouri law, MBI's Board of Directors may generally approve the issuance of authorized shares of Preferred Stock and Common Stock without shareholder approval.

            MBI's Board of Directors is also authorized to fix the number of shares and determine the designation of any series of Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of MBI Preferred Stock. Except for the designation and reservation of Series A Junior Participating Preferred Stock pursuant to MBI's Preferred Share Purchase Rights Plan described below, MBI's Board of Directors has not acted to designate or issue any shares of MBI Preferred Stock.

            The existence of a substantial number of unissued and unreserved shares of MBI Common Stock and undesignated shares of MBI Preferred Stock may enable the Board of Directors to issue shares to such persons and in such manner as may be deemed to have an anti-takeover effect.

            DIVIDENDS. The holders of MBI Common Stock are entitled to share ratably in dividends when, as and if declared by the Board of Directors from funds legally available therefor, after full cumulative dividends have been paid or declared, and funds sufficient for the payment thereof set apart, on all series of MBI Preferred Stock ranking superior as to dividends to MBI Common Stock.

            The Board of Directors of MBI intends to maintain its present policy of paying quarterly cash dividends on MBI Common Stock, when justified by the financial condition of MBI and its subsidiaries. The declaration and amount of future dividends will depend on circumstances existing at the time, including MBI's earnings, financial condition and capital requirements as well as regulatory limitations, note and indenture provisions and such other factors as the Board of Directors may deem relevant. The payment of dividends to MBI by subsidiary banks is subject to extensive regulation by various state and federal regulatory agencies. See "SUPERVISION AND REGULATION."

            VOTING RIGHTS. Each holder of MBI Common Stock has one vote for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, such shareholders have cumulative voting rights which entitle each such shareholder to the number of votes which equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such cumulative votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

            PREEMPTIVE RIGHTS. The holders of MBI Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of MBI.

            LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of MBI, whether voluntary or involuntary, the holders of MBI Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding MBI Preferred Stock.

            ASSESSMENT AND REDEMPTION. Shares of MBI Common Stock are and will be, when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

            PREFERRED SHARE PURCHASE RIGHTS PLAN. One preferred share purchase right (a "Right") is attached to each share of MBI Common Stock. The Rights trade automatically with shares of MBI Common Stock, and become exercisable and will trade separately from the MBI Common Stock on the tenth day after public announcement that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of MBI Common Stock, or upon commencement or announcement of intent to make a tender offer for 20% or more of the outstanding shares of MBI Common Stock, in either case without prior written consent of the Board. When exercisable, each Right will entitle the holder to buy 1/100 of a share of MBI Series A Junior Participating Preferred Stock at an exercise price of $100 per Right.
In the event a person or group acquires beneficial ownership of 20% or more of MBI Common Stock, holders of Rights (other than the acquiring person or group) may purchase MBI Common Stock having a market value of twice the then current exercise price of each Right. If MBI is acquired by any person or group after the Rights become exercisable, each Right will entitle its holder to purchase stock of the acquiring company having a market value of twice the current exercise price of each Right. The Rights are designed to protect the interests of MBI and its shareholders against coercive takeover tactics. The purpose of the Rights is to encourage potential acquirors to negotiate with MBI's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The Rights may deter certain takeover proposals. The Rights, which can be redeemed by MBI's Board of Directors in certain circumstances, expire by their terms on June 3, 1998.

            CLASSIFICATION OF BOARD OF DIRECTORS. The Board of Directors of MBI is divided into three classes, and the directors are elected by classes to three-year terms, so that one of the three classes of the directors of MBI will be elected at each annual meeting of the shareholders. While this provision promotes stability and continuity of the Board of Directors, classification of the Board of Directors may also have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of shareholders by a person who obtains a controlling interest in the MBI Common Stock and thereby could impede a change in control of MBI. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

            OTHER MATTERS. MBI's Articles of Incorporation and By-Laws also contain provisions which: (i) require the affirmative vote of holders of at least 75% of the voting power of all of the outstanding shares of MBI entitled to vote in the election of directors to remove a director or directors without cause; (ii) require the affirmative vote of the holders of at least 75% of the voting power of all shares of the outstanding capital stock of MBI to approve certain "business combinations" with "interested parties" unless at least two-thirds of the Board of Directors first approves such business combinations; and (iii) require an affirmative vote of at least 75% of the voting power of all shares of the outstanding capital stock of MBI for the amendment, alteration, change or repeal of any of the above provisions unless at least two-thirds of the Board of Directors first approves such an amendment, alteration, change or repeal. Such provisions may be deemed to have an anti-takeover effect.

RESTRICTIONS ON RESALE OF MBI STOCK BY AFFILIATES

            Under Rule 145 of the Securities Act of 1933 (the "Securities Act"), certain persons who receive MBI Common Stock pursuant to the Merger and who are deemed to be "affiliates" of Central Mortgage will be limited in their right to resell the stock so received. The term "affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with Central Mortgage at the time the Merger is submitted to a vote of the shareholders of Central Mortgage. Each affiliate of Central Mortgage (generally any director or executive officer or shareholder of Central Mortgage who beneficially owns a substantial number of outstanding shares of Central Mortgage Common Stock) who desires to resell the MBI Common Stock received in the Merger must sell such stock either pursuant to an effective Registration Statement or in accordance with an applicable exemption, such as the applicable provisions of Rule 145(d) under the Securities Act.

            Rule 145(d) provides that persons deemed to be affiliates may resell their stock received in the Merger pursuant to certain of the requirements of Rule 144 under the Securities Act if such stock is sold within the first two years after the receipt thereof. After two years if such person is not an affiliate of MBI and if MBI is current with respect to its required public filings, a former affiliate of Central Mortgage may freely resell the stock received in the Merger without limitation. After three years from the issuance of the stock, if such person is not an affiliate of MBI at the time of sale and for at least three months prior to such sale, such person may freely resell such stock, without limitation, regardless of the status of MBI's required public filings. The shares of MBI stock to be received by affiliates of Central Mortgage in the Merger will be legended as to the restrictions imposed upon resale of such stock.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF MBI AND CENTRAL MORTGAGE

            Both MBI and Central Mortgage are incorporated under the laws of the State of Missouri and the rights of the shareholders of each of MBI and Central Mortgage are governed by their respective Articles of Incorporation and By-Laws and the Missouri Act. The rights of Central Mortgage shareholders who receive shares of MBI Common Stock in the Merger will thereafter be governed by MBI's Restated Articles of Incorporation and By-Laws and by the Missouri Act. The material rights of such shareholders, and, where applicable, the differences between the rights of MBI shareholders and Central Mortgage shareholders, are summarized below.

            PREFERRED SHARE PURCHASE RIGHTS PLAN. As described above under "- Preferred Share Purchase Rights Plan," MBI Common Stock has attached Rights, which may deter certain takeover proposals. Central Mortgage does not have a rights plan.

            SUPERMAJORITY PROVISIONS. MBI's Restated Articles of Incorporation and MBI's By-Laws contain provisions requiring a supermajority vote of the shareholders of MBI to approve certain proposals. Under both MBI's Restated Articles and By-Laws, removal by the shareholders of the entire Board of Directors or any individual director from office without cause requires the affirmative vote of not less than 75% of the total votes entitled to be voted at a meeting of shareholders called for the election of directors. Amendment by the shareholders of MBI's Restated Articles or By-Laws relating to (i) the number or qualification of directors; (ii) the classification of the Board of Directors; (iii) the filling of vacancies on the Board of Directors; or (iv) the removal of directors, requires the affirmative vote of not less than 75% of the total votes of MBI's then outstanding capital stock entitled to vote, voting together as a single class, unless such amendment has previously been expressly approved by at least 66 2/3% of the Board of Directors. The
Restated Articles of MBI additionally provide that, in addition to any shareholder vote required under the Missouri Act, the affirmative vote of the holders of not less than 75% of the total votes to which all of the then outstanding shares of capital stock of MBI are entitled, voting together as a single class (the "Voting Stock"), shall be required for the approval of any Business Combination. A "Business Combination" is defined generally to include sales, exchanges, leases, transfers or other dispositions of assets, mergers or consolidations, issuances of securities, liquidations or dissolutions of MBI, reclassifications of securities or recapitalizations of MBI, involving MBI on the one hand, and an Interested Shareholder or an affiliate of an Interested Shareholder on the other hand. An "Interested

Shareholder" is defined generally to include any person, firm, corporation or other entity which is the beneficial owner of 5% or more of the voting power of the outstanding Voting Stock. If, however, at least 66 2/3% of the Board of Directors of MBI approve the Business Combination, such Business Combination shall require only the vote of shareholders as provided by Missouri law or otherwise. The amendment of the provisions of MBI's Restated Articles relating to the approval of Business Combinations requires the affirmative vote of the holders of at least 75% of the Voting Stock unless such amendment has previously been approved by at least 66 2/3% of the Board of Directors.

            To the extent that a potential acquiror's strategy depends on the passage of proposals which require a supermajority vote of MBI's shareholders, such provisions requiring a supermajority vote may have the effect of discouraging takeover attempts that do not have Board approval by making passage of such proposals more difficult. Neither Central Mortgage's Articles of Incorporation nor Central Mortgage's By-Laws require a supermajority vote of shareholders with respect to any item.

            VOTING FOR DIRECTORS. MBI's By-Laws provide for cumulative voting in the election of directors. Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation. Central Mortgage's Articles of Incorporation and By-Laws do not provide for cumulative voting.

            CLASSIFIED BOARD. As described under "- Classification of Board of Directors," the Board of Directors of MBI is divided into three classes of directors, with each class being elected to a staggered three-year term. By reducing the number of directors to be elected in any given year, the existence of a classified Board diminishes the benefits of the cumulative voting rights to minority shareholders. Central Mortgage also has a classified Board of Directors with three classes of directors.

            ANTI-TAKEOVER STATUTES. The Missouri Act contains certain provisions applicable to Missouri corporations such as MBI and Central Mortgage which may be deemed to have an anti-takeover effect. Such provisions include Missouri's business combination statute and the control share acquisition statute.

            The Missouri business combination statute protects domestic corporations from hostile takeovers by prohibiting certain transactions once an acquiror has gained control. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" or affiliates of the Interested Shareholder for a period of five years unless certain conditions are met. A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.

            During the initial five-year restricted period, no Business Combination may occur unless such Business Combination or the transaction in which an Interested Shareholder becomes "interested" is approved by the board of directors of the corporation. Business Combinations may occur during such five-year period if: (i) prior to the stock acquisition by the Interested Shareholder, the board of directors approves the transaction in which the Interested Shareholder became such or approves the Business Combination in question; (ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements.

            The Missouri Act exempts from its provisions: (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act; (ii) corporations which adopt provisions in their articles of incorporation or bylaws expressly electing not to be covered by the statute; and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder. Neither MBI's Restated Articles of Incorporation and By-Laws nor Central Mortgage's Articles of Incorporation and By-Laws "opt out" of the Missouri business combination statute.

            The Missouri Act also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who after any acquisition of shares of a publicly traded corporation has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of: (i) 20% but less than 33-1/3%, (ii) 33-1/3% or more but less than a majority or (iii) a majority, of the voting power of outstanding stock of such corporation, must obtain shareholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both: (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of "Interested Shares." Interested Shares are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Shareholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

            A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the Missouri Act, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (such ranges are as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or bylaws expressly electing not to be covered by the statute. MBI's Restated Articles of Incorporation and By-Laws do not "opt out" of the Control Share Acquisition Statute. Central Mortgage's Articles of Incorporation do "opt out" of the Control Share Acquisition Statute.

            DISSENTERS' RIGHTS. Under Section 351.455 of the Missouri Act, a shareholder of any corporation which is a party to a merger or consolidation, or which sells all or substantially all of its assets, has the right to dissent from such corporate action and to demand payment of the value of such shares. The dissenters' rights provisions of the Missouri Act are applicable to the shareholders of both MBI and Central Mortgage.

            SHAREHOLDERS' RIGHT TO INSPECT. Under Section 351.215 of the Missouri Act, any shareholder may inspect the corporation's books and records for any reasonable and proper purpose. Such inspection may be made at all proper times, subject to regulations as may be prescribed by the By-Laws.

            SIZE OF BOARD OF DIRECTORS. As permitted under the Missouri Act, the number of directors on the Board of Directors of MBI is set forth in MBI's By-Laws which provide that the number of directors may be fixed from time to time at not less than 12 nor more than 24 by an amendment of the By-Laws or by a resolution of the Board of Directors, in either case, adopted by the vote or consent of at least 66 2/3% of the number of directors then authorized under the By-Laws. Central Mortgage's By-Laws provide that the number of directors of the Board of Directors shall be fixed from time to time at not less than 5 nor more than 25 by not less than a majority of the then serving Board of Directors. The supermajority vote required for the amendment of MBI's By-Laws regarding a change in the number of directors may have the effect of making it more difficult to force an immediate change in the composition of a majority of the Board of Directors and may be deemed to have an anti-takeover effect.

                           SUPERVISION AND REGULATION
                           --------------------------

GENERAL

            As a bank holding company, MBI is subject to regulation under the BHCA and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank or savings and loan association, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.

            MBI and its subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The earnings of MBI's subsidiaries, and therefore the earnings of MBI, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve
Board, the FDIC and the Comptroller of the Currency (the "Comptroller"). In addition, there are numerous governmental requirements and regulations that affect the activities of MBI and its subsidiaries.

CERTAIN TRANSACTIONS WITH AFFILIATES

            There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and be limited, as to any one of the holding company or such nonbank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of such capital stock and surplus.

PAYMENT OF DIVIDENDS

            MBI is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of MBI's revenues is dividends from its national and state banking subsidiaries. Various federal and state statutory provisions limit the amount of dividends the affiliate banks can pay to MBI without regulatory approval. The approval of the appropriate bank regulator is required for any dividend by a national bank or state member bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. The payment of dividends by any affiliate bank may also be affected by other factors, such as the maintenance of adequate capital for such affiliate bank.

CAPITAL ADEQUACY

            The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for banks that are similar to, but not identical with, the standards for bank holding companies.

            In general, the risk-related standards require banks and bank holding companies to maintain capital based on "risk adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, banks and bank holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

            The standards classify total capital for this risk-based measure into two tiers referred to as Tier 1 and Tier 2. Tier 1 capital consists of common shareholders' equity, certain non-cumulative and cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries; Tier 2 capital consists of the allowance for loan and lease losses (within certain limits), perpetual preferred stock not included in Tier 1, hybrid capital instruments, term subordinated debt, and intermediate-term preferred stock. By December 31, 1992, bank holding companies were required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted assets, and a minimum ratio of 4% of qualifying Tier 1 capital to risk-adjusted assets. Capital that qualifies as Tier 2 capital is limited in amount to 100% of Tier 1 capital in testing compliance with the total risk-based capital minimum standards.

            In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to adjusted average total assets (the "leverage ratio") of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. Other bank holding companies generally are required to maintain a leverage ratio of at least 3% plus 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it may consider other indicia of capital strength in evaluating proposals for expansion or new activities.

            The federal bank regulatory agencies have issued various proposals to amend the risk-based capital guidelines for banks and bank holding companies. Under one proposal, banks would be required to give explicit consideration to interest rate risk as an element of capital adequacy by maintaining capital to compensate for such risk in an amount measured by the bank's exposure to interest rate risk in excess of a regulatory threshold. Another proposal would revise the treatment given to (i) low-level recourse arrangements to reduce the amount of capital required and (ii) certain direct credit substitutes provided by banking organizations to require that capital be maintained against the value of the assets enhanced or the loans protected. A proposal recently issued by the Federal Reserve Board and expected to be joined in by the other bank regulatory agencies increases the amount of capital required to be carried against certain long-term derivative contracts; in addition, the proposal recognizes the effect of certain bilateral netting arrangements in reducing potential future exposure under these contracts. MBI believes that these changes will not, if adopted, have a material effect on the company's compliance with capital adequacy requirements.

FDIC INSURANCE ASSESSMENTS

            The subsidiary banks of MBI are subject to FDIC deposit insurance assessments. The FDIC has adopted a risk-based premium schedule which has increased the assessment rates for most FDIC insured depository institutions. Under the new schedule, the annual premiums initially range from $.23 to $.31 for every $100 of deposits. Each financial institution is assigned to one of three capital groups--well capitalized, adequately capitalized or undercapitalized--and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and on the basis of other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

            The legislation adopted in August, 1989 to provide for the resolution of insolvent savings associations also required the FDIC to establish separate deposit insurance funds -- the Bank Insurance Fund ("BIF") for banks and the Savings Association Insurance Fund ("SAIF") for savings associations. The law also requires the FDIC to set deposit insurance assessments at such levels as will cause BIF and SAIF to reach their "designated reserve ratios" of 1.25 percent of the deposits insured by them within a reasonable period of time. Thanks to low costs of resolving bank insolvencies in the last few years, BIF is expected to reach its designated reserve ratio within one or two years, at which time the FDIC will be required to lower deposit insurance assessment rates on banks to those substantially lower levels that will maintain the balance in BIF in the required relationship to insured bank deposits. However, the balance in SAIF is not expected to reach the designated reserve ratio for far longer, as the law provides that a significant portion of the costs of resolving past insolvencies of savings associations must be paid from this source. Accordingly, while the BIF and SAIF assessment rates are presently the same, it is likely that SAIF rates will be significantly higher than BIF rates in the future. Since MBI has acquired substantial amounts of SAIF-insured deposits during the years from 1989 to the present which cannot be converted from SAIF to BIF under present law, it may be required to pay insurance assessments on these acquired deposits at rates significantly higher than the rates charged by BIF. While the amount of additional deposit insurance assessments to be incurred cannot be calculated at this time because the differential likely to develop between SAIF and BIF is not known, MBI does not expect that such additional deposit insurance costs will have a significant, adverse effect on its earnings.

SUPPORT OF SUBSIDIARY BANKS

            Under Federal Reserve Board policy, MBI is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of the subsidiaries in circumstances where it might not choose to do so absent such a policy. In addition, any capital loans by MBI to any of its subsidiaries would also be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary. This support may be required at times when MBI may not find itself able to provide it.

            Consistent with this policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

FIRREA AND FDICIA

            The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") contains a cross-guarantee provision which could result in insured depository institutions owned by MBI being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by MBI. Under FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

            The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") made extensive changes to the federal banking laws. FDICIA instituted certain changes to the supervisory process, including provisions that mandate certain regulatory agency actions against undercapitalized institutions within specified time limits. FDICIA contains various other provisions that may affect the operations of banks and savings institutions.

            The prompt corrective action provision of FDICIA requires the federal banking regulators to assign each insured institution to one of five capital categories ("well capitalized," "adequately capitalized" or one of three "undercapitalized" categories) and to take progressively more restrictive actions based on the capital categorization, as specified below. Under FDICIA, capital requirements would include a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from taking any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any relevant capital measure. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company (under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan) that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters.

            The FDIC and the Federal Reserve Board adopted capital-related regulations under FDICIA. Under those regulations, a bank will be well capitalized if it: (i) had a risk-based capital ratio of 10% or greater;
(ii) had a ratio of Tier 1 capital to risk-adjusted assets of 6% or greater;
(iii) had a ratio of Tier 1 capital to adjusted total assets of 5% or greater; and (iv) was not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An association will be adequately capitalized if it was not "well capitalized" and: (i) had a risk-based capital ratio of 8% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 4% or greater; and (iii) had a ratio of Tier 1 capital to adjusted total assets of 4% or greater (except that certain associations rated "Composite 1" under the federal banking agencies' CAMEL rating system may be adequately capitalized if their ratios of core capital to adjusted total assets were 3% or greater).

            Under FDICIA, a bank or savings institution that is undercapitalized may not accept, renew or roll over deposits obtained through a deposit broker, may not solicit deposits by offering interest rates that are significantly higher than market rates and cannot provide pass-through insurance on certain collective deposits. Banks that are "adequately capitalized" but are not "well capitalized" will be required to obtain a waiver from the FDIC in order to accept, renew, or roll over brokered deposits, and may not pay interest on deposits that significantly exceeds market rates for deposits of similar maturity or provide pass-through insurance.

            FDICIA directs the FDIC to establish a risk-based assessment system for deposit insurance by January 1, 1994. On September 15, 1992, the Board of Directors of the FDIC approved a transitional system of risk-based deposit insurance pursuant to which the insurance assessments would vary depending upon the level of capital of the institution and the degree to which it is the subject of supervisory concern to the FDIC. Under the risk-based insurance premium schedule approved by the FDIC's Board of Directors, effective January 1, 1993, the assessment rate varies from .23% of eligible deposits for "healthy" well capitalized banks to .31% of eligible deposits for less than adequately capitalized banks that pose substantial supervisory concerns.

            FDICIA also makes extensive changes in existing rules regarding audits, examinations and accounting. It generally requires annual on-site, full scope examinations by each bank's primary federal regulator. It also imposes new responsibilities on management, the independent audit committee and outside accountants to develop or approve reports regarding the effectiveness of internal controls, legal compliance and off-balance sheet liabilities and assets.

DEPOSITOR PREFERENCE STATUTE

            Legislation enacted in August 1993 provides a preference for deposits and certain claims for administrative expenses and employee compensation against an insured depository institution, such as Central Mortgage's and MBI's insured bank subsidiaries, in the liquidation or other resolution of such an institution by any receiver. Such obligations would be afforded priority over other general unsecured claims against such an institution, including federal funds and letters of credit, as well as any obligation to shareholders of such an institution in their capacity as such.

THE INTERSTATE BANKING AND COMMUNITY DEVELOPMENT LEGISLATION

            In September, 1994 legislation was enacted that is expected to have a significant effect in restructuring the banking industry in the United States. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations (i) by permitting bank holding companies that are adequately capitalized and managed, one year after enactment of the legislation, to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state,
(ii) by permitting the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or to "opt out" of this authority before that date, (iii) by permitting banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) by permitting foreign banks to establish, with approval of the regulators in the United States, branches outside their home states to the same extent that national or state banks located in the home state would be authorized to do so, and (v) by permitting, beginning September 29, 1995, banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same state or a different state. One effect of this legislation will be to permit MBI to acquire banks located in any state and to permit bank holding companies located in any state to acquire banks and bank holding companies in Missouri. Overall, this legislation is likely to have the effects of increasing competition and promoting geographic diversification in the banking industry.

            The Riegle Community Development and Regulatory Improvement Act of 1994, also enacted in September, 1994, is intended to (i) increase the flow of loans to businesses in distressed communities by providing incentives to lenders to provide credit within those communities, (ii) remove impediments to the securitization of small business loans, (iii) provide for a reduction in paperwork and to streamline bank regulation through, for example, the coordination of examinations in a bank holding company context, a reduction in the number of currency transaction reports required, improvements to the National Flood Insurance Program that include enabling lenders to force place flood insurance, and (iv) increase the level of consumer protection provided to customers in banking transactions. MBI believes that these provisions of the new law will not have a material effect on its operation.

                   RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS
                   -----------------------------------------

            KPMG Peat Marwick LLP served as MBI's independent accountants for the year ended December 31, 1993 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with the Securities and Exchange Commission and other regulatory authorities and consultation on financial accounting and reporting matters.

            Baird, Kurtz & Dobson served as Central Mortgage's independent accountants for the year ended December 31, 1993 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with the Securities and Exchange Commission and other regulatory authorities and consultation on financial accounting and reporting matters. Baird, Kurtz & Dobson intends to have a representative present at the Special Meeting to answer relevant questions regarding the Merger.

                               LEGAL MATTERS
                               -------------

            Certain legal matters will be passed upon for MBI by Thompson & Mitchell, St. Louis, Missouri and for Central Mortgage by Blackwell Sanders Matheny Weary & Lombardi, Kansas City, Missouri.

                                  EXPERTS
                                  -------

            The consolidated financial statements of Mercantile Bancorporation Inc. as of December 31, 1993, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference in MBI's Annual Report on Form 10-K, and the supplemental consolidated financial statements of Mercantile Bancorporation Inc. as of December 31, 1993, 1992 and 1991, and for each of the years in the three-year period ended
December 31, 1993, contained in MBI's Current Report on Form 8-K dated June 17, 1994, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP dated January 13, 1994, except as to Note Q, which is as of February 10, 1994, contains an explanatory paragraph referring to the change in accounting for income taxes.

            The consolidated financial statements of Central Mortgage Bancshares, Inc. as of December 31, 1993 and 1992 and for each of the years in the three-year period ended December 31, 1993 have been included herein in reliance upon the report of Baird, Kurtz & Dobson, independent certified public accountants, whose report is included herein, and upon the authority of such firm as experts in accounting and auditing.

                                OTHER MATTERS
                                -------------

            The Board of Directors of Central Mortgage, at the date hereof, is not aware of any business to be presented at the Special Meeting other than that referred to in the Notice of Special Meeting and discussed herein. If any other matter should properly come before the Special Meeting, the persons named as proxies will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of Central Mortgage.

                             SHAREHOLDER PROPOSALS
                             ---------------------

            If the Merger is approved, the other conditions to the Merger are satisfied and the Merger is consummated, shareholders of Central Mortgage will become shareholders of MBI at the Effective Time. MBI shareholders may submit to MBI proposals for formal consideration at the 1995 annual meeting of MBI's shareholders and inclusion in MBI's proxy statement for such meeting. All such proposals must have been received in writing by the Corporate Secretary at Mercantile Bancorporation Inc., P.O. Box 524,
St. Louis, Missouri 63166-0524 by November 22, 1994 in order to be considered for inclusion in MBI's Proxy Statement and proxy for the 1995 annual meeting. Proposals to be considered for inclusion in MBI's Proxy Statement and proxy for the 1996 annual meeting must be received in writing by November 21, 1995.

                            CONSOLIDATED FINANCIAL STATEMENTS

                                         INDEX
                                         -----

                                                              Page
                                                              ----

INDEPENDENT ACCOUNTANTS' REPORT. . . . . . . . . . . . . .    F-1

CONSOLIDATED BALANCE SHEETS SEPTEMBER 30, 1994
 (UNAUDITED) AND DECEMBER 31, 1993 AND 1992. . . . . . . .    F-2 to F-3

CONSOLIDATED STATEMENTS OF INCOME FOR THE NINE
 MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 (UNAUDITED)
 AND YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991. . . . .    F-4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
 EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994
 (UNAUDITED) AND YEARS ENDED DECEMBER 31, 1993,
 1992 AND 1991 . . . . . . . . . . . . . . . . . . . . . .    F-5 to F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
 NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 (UNAUDITED)
 AND YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991. . . . .    F-7 to F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . .    F-9 to F-35

                  INDEPENDENT ACCOUNTANTS' REPORT
                  -------------------------------



Board of Directors
Central Mortgage Bancshares, Inc.
Kansas City, Missouri


   We have audited the accompanying consolidated balance sheets of CENTRAL MORTGAGE BANCSHARES, INC. as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CENTRAL MORTGAGE BANCSHARES, INC. as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                             /s/ Baird, Kurtz & Dobson



Kansas City, Missouri
February 4, 1994, except for
   Note 23 as to which the
   date is September 21, 1994

                                                CENTRAL MORTGAGE BANCSHARES, INC.

                                                  CONSOLIDATED BALANCE SHEETS

                                              SEPTEMBER 30, 1994 (UNAUDITED) AND
                                                  DECEMBER 31, 1993 AND 1992
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                                                    December 31,
                                                             September 30,     ----------------------
                                                                  1994            1993         1992
                                                             -------------     ---------     --------
                                                              (Unaudited)
ASSETS
  Cash and due from banks
      Interest bearing deposits                                                               $    211
      Non-interest bearing deposits and cash (Note 3)          $ 28,502         $ 27,901        18,229
      Federal funds sold                                          2,400           15,575        14,950
                                                               --------         --------      --------
             Total Cash and Cash Equivalents                     30,902           43,476        33,390
                                                               --------         --------      --------
  Investments
      Investment securities held to maturity
        (fair value of $146,729 at September 30,
        1994 and $186,335 and $145,262 at
        December 31, 1993 and 1992, respectively) (Note 4)      149,163          184,226       143,096
      Investment securities available for sale
        (amortized cost of $38,155 at September
        30, 1994)                                                38,028
      Other investments                                             200              504           631
                                                               --------         --------      --------
             Total Investments                                  187,391          184,730       143,727
                                                               --------         --------      --------

  Mortgage loans held for sale                                    5,579           11,379        10,950
                                                               --------         --------      --------

  Loans (Note 6)                                                381,783          359,028       216,997
      Less:  Unearned interest                                    1,010            1,921         2,101
             Allowance for loan losses (Note 7)                   6,396            4,693         2,648
                                                               --------         --------      --------
                    Net loans                                   374,377          352,414       212,248
                                                               --------         --------      --------

  Foreclosed assets held for sale (Note 8)                          348            2,225           406
  Premises and equipment (Note 9)                                11,686           11,632         6,905
  Excess cost over fair value of net assets of subsidiary
      banks acquired, net of accumulated amortization (Note 5)    5,724            6,035
  Interest receivable                                             4,797            4,673         3,556
  Other assets                                                    5,672            6,071         2,625
                                                               --------         --------      --------
                                                                 28,227           30,636        13,492
                                                               --------         --------      --------



         TOTAL ASSETS                                          $626,476         $622,635      $413,807
                                                               ========         ========      ========

See Notes to Consolidated Financial Statements



                                                                                     December 31,
                                                             September 30,     ----------------------
                                                                 1994            1993         1992
                                                             -------------     ---------     --------
                                                              (Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities
      Demand deposits                                          $ 80,347        $  86,769      $  49,119
      Savings, NOW and money market deposits                    167,302          186,139        120,337
      Time deposits (Note 10)                                   289,974          264,843        182,847
                                                               --------        ---------      ---------
               Total Deposits                                   537,623          537,751        352,303
  Securities sold under agreement to repurchase                  23,574           22,300         20,850
  Employee Stock Ownership Plan note payable (Note 15)            1,819            1,819          2,271
  Notes payable (Note 11)                                         3,400            5,700             50
  Other borrowings (Note 11)                                      1,100            1,100          1,100
  Other liabilities and accrued expenses                          6,456            5,443          2,868
                                                               --------        ---------      ---------
               Total Liabilities                                573,972          574,113        379,442
                                                               --------        ---------      ---------

SHAREHOLDERS' EQUITY (Note 12)
  Series A preferred stock; par value $10 per
      share; authorized and issued 43,000 shares
      including shares in Treasury (1993 and 1992
      - 427); (aggregate liquidation preference
      $4.3 million)                                                 430              430            430
  Common stock; par value $1 per share; authorized
      6,000,000 shares; issued 3,734,675 and
      2,814,675 shares, respectively, at December
      31, 1993 and 1992, including shares in
      Treasury (1993  and 1992 - 32,826), after
      giving retroactive recognition to the 3-for-1
      stock split effected in June 1992                           3,735            3,735          2,815
  Capital surplus                                                24,376           24,376         15,347
  Net unrealized loss on securities available for sale              (78)
  Retained earnings                                              26,036           21,976         18,220
  Less:    Cost of common and preferred stock in Treasury          (176)            (176)          (176)
  Less:    Employee Stock Ownership Plan obligation (Note 15)    (1,819)          (1,819)        (2,271)
                                                               --------        ---------      ---------

           TOTAL SHAREHOLDERS' EQUITY                            52,504           48,522         34,365
                                                               --------        ---------      ---------

           TOTAL LIABILITIES AND
           SHAREHOLDERS' EQUITY                                $626,476         $622,635       $413,807
                                                               ========        =========      =========

See Notes to Consolidated Financial Statements

                                               CENTRAL MORTGAGE BANCHSARES, INC.

                                               CONSOLIDATED STATEMENTS OF INCOME

                                 NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 (UNAUDITED) AND
                                         YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               Nine Months Ended
                                                                 September 30,                Years Ended December 31,
                                                             -------------------        ----------------------------------
                                                              1994         1993          1993          1992          1991
                                                             -------      -------       -------       -------       -------
                                                                  (UNAUDITED)

INTEREST INCOME
  Interest and fees on loans                                 $25,188      $17,266       $25,638       $20,862       $20,085
                                                             -------      -------       -------       -------       -------
  Interest on investments:
     Taxable                                                   5,227        4,944         6,751         5,988         4,149
     Tax-exempt                                                1,696        1,239         1,742         1,102           872
                                                             -------      -------       -------       -------       -------
          Total Interest on Investments                        6,923        6,183         8,493         7,090         5,021
                                                             -------      -------       -------       -------       -------
  Other interest income                                          372          290           321           625           600
                                                             -------      -------       -------       -------       -------
          Total Interest Income                               32,483       23,739        34,452        28,577        25,706
                                                             -------      -------       -------       -------       -------
INTEREST EXPENSE
  Interest on deposits (Note 10)                              12,489        9,177        13,056        12,802        12,653
  Interest on short-term borrowings                              748          678           888           417           229
  Interest on notes payable                                      333           96           250           397           378
                                                             -------      -------       -------       -------       -------
          Total Interest Expense                              13,570        9,951        14,194        13,616        13,260
                                                             -------      -------       -------       -------       -------
          Net Interest Income                                 18,913       13,788        20,258        14,961        12,446
  Provision for loan losses (Note 7)                             919          668           956           913           870
                                                             -------      -------       -------       -------       -------
          Net Interest Income after Provision for
              Loan Losses                                     17,994       13,120        19,302        14,048        11,576
                                                             -------      -------       -------       -------       -------
NON-INTEREST INCOME
  Service charges on deposit accounts                          2,318        1,485         2,254         1,559         1,458
  Loan servicing income                                        1,522        1,469         2,034         1,869         1,725
  Gain on sale of loans                                          169          247           456           325           103
  Gain on sale of investment securities
     available for sale                                          450
  Other                                                        1,315          787         1,125         1,039           966
                                                             -------      -------       -------       -------       -------
          Total Non-Interest Income                            5,774        3,988         5,869         4,792         4,252
                                                             -------      -------       -------       -------       -------
NON-INTEREST EXPENSE
  Salaries and employee benefits                               8,185        6,442         9,161         7,617         6,494
  Net occupancy and equipment expense                          2,029        1,354         2,162         1,630         1,549
  Other (Note 20)                                              5,899        4,335         6,804         4,607         3,890
                                                             -------      -------       -------       -------       -------
          Total Non-Interest Expense                          16,113       12,131        18,127        13,854        11,933
                                                             -------      -------       -------       -------       -------
INCOME BEFORE MINORITY INTEREST                                7,655        4,977         7,044         4,986         3,895
MINORITY INTEREST IN EARNINGS OF
  CONSOLIDATED SUBSIDIARIES                                                                   1                           6
                                                             -------      -------       -------       -------       -------
INCOME BEFORE INCOME TAXES                                     7,655        4,977         7,043         4,986         3,889
INCOME TAXES (Note 13)                                         2,266        1,364         1,913         1,245           924
                                                             -------      -------       -------       -------       -------
NET INCOME                                                     5,389        3,613         5,130         3,741         2,965

CASH DIVIDENDS ON PREFERRED STOCK, Net                           143          128           170           283           377
                                                             -------      -------       -------       -------       -------

NET INCOME AVAILABLE TO COMMON
  SHAREHOLDERS                                               $ 5,246      $ 3,485       $ 4,960       $ 3,458       $ 2,588
                                                             =======      =======       =======       =======       =======

EARNINGS PER COMMON SHARE (Note 1)
  Primary                                                      $1.38        $1.15         $1.54         $1.79         $1.57
                                                               =====        =====         =====         =====         =====
  Fully diluted                                                $1.24        $1.01         $1.36         $1.51         $1.35
                                                               =====        =====         =====         =====         =====

See Notes to Consolidated Financial Statements

                                          CENTRAL MORTGAGE BANCSHARES, INC.

                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                   NINE MONTHS ENDED SEPTEMBER 30, 1994 (UNAUDITED) AND
                                       YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                          Series A            Common           Series A
                                                                        Preferred Stock       Stock          Common Stock
                                                                        ---------------       ------         ------------

BALANCE, DECEMBER 31, 1990                                                  $ 4,300            $1,684            $ 16
  Net income
  Reduction in par value of common and preferred stock                       (3,870)                              (15)
  Purchase of 6,000 shares of common stock for the treasury
  Conversion of 427 shares of preferred stock into
   1,836 shares of common stock from the treasury
  Sale of 1,800 treasury shares under key employee
   stock option plans
  Dividends on Series A preferred stock, $8.79 per share
  Dividends on common stock, $.16 per share
  Reduction of Employee Stock Ownership Plan obligation
                                                                            -------            ------            ----
BALANCE, DECEMBER 31, 1991                                                      430             1,684               1
  Net income
  Sale of 1,131,006 shares under public offering of common stock                                1,131
  Purchase of 2,700,000 shares of Series A common stock
   for the treasury
  Sale of 1,500 treasury shares under key employee stock
   option plans
  Retirement of 2,700,000 shares of Series A common stock
   from the treasury                                                                                               (1)
  Dividends on shares of Series A preferred stock, $6.65 per share
  Dividends on common stock, $.23 per share
  Reduction of Employee Stock Ownership Plan obligation
                                                                            -------            ------            ----

BALANCE, DECEMBER 31, 1992                                                      430             2,815               0
  Net income
  Sale of 920,000 shares under public offering of common stock                                    920
  Dividends on common stock, $.37 per share
  Dividends on shares of Series A preferred stock, $6.07 per share
  Income tax benefit of preferred stock dividends
  Reduction of Employee Stock Ownership Plan obligation
                                                                            -------            ------            ----

BALANCE, DECEMBER 31, 1993                                                      430             3,735               0
  Net income
  Dividends on shares of Series A preferred stock, $5.10 per share
  Dividends on common stock, $.32 per share
  Income tax benefit of preferred stock dividends
  SFAS 115 "Accounting for Certain Investments in Debt and
   Equity Securities" adopted January 1, 1994
  Net fair value adjustment for available-for-sale securities
                                                                            -------            ------            ----

BALANCE, SEPTEMBER 30, 1994 (Unaudited)                                     $   430            $3,735            $  0
                                                                            =======            ======            ====

See Notes to Consolidated Financial Statements


                        Unrealized
                      Gain (Loss) on                                                   Employee                Total
Capital                 Securities          Retained             Treasury           Stock Ownership         Shareholders'
Surplus             Available for Sale      Earnings              Stock             Plan Obligation            Equity
- -------             ------------------      --------             --------           ---------------         -------------

$ 2,536                                     $12,918               $(184)               $(3,026)               $18,244
                                              2,965                                                             2,965
  3,885                                                                                                             0
                                                                    (38)                                          (38)

    (23)                                                             29                                             6

                                                                      9                                             9
                                               (377)                                                             (377)
                                               (263)                                                             (263)
                                                                                           339                    339
- -------                                     -------               -----                -------                -------

  6,398                                      15,243                (184)                (2,687)                20,885
                                              3,741                                                             3,741
  8,970                                                                                                        10,101

                                                                    (23)                                          (23)

      1                                                               8                                             9

    (22)                                                             23                                             0
                                               (283)                                                             (283)
                                               (481)                                                             (481)
                                                                                           416                    416
- -------                                     -------               -----                -------                -------

 15,347                                      18,220                (176)                (2,271)                34,365
                                              5,130                                                             5,130
  9,029                                                                                                         9,949
                                             (1,204)                                                           (1,204)
                                               (258)                                                             (258)
                                                88                                                                 88
                                                                                           452                    452
- -------                                     -------               -----                -------                -------

 24,376                                      21,976                (176)                (1,819)                48,522
                                              5,389                                                             5,389
                                               (217)                                                             (217)
                                             (1,186)                                                           (1,186)
                                                 74                                                                74

                          $ 404                                                                                   404
                           (482)                                                                                 (482)
- -------                   -----             -------               -----                -------                -------

$24,376                   $ (78)            $26,036               $(176)               $(1,819)               $52,504
=======                   =====             =======               =====                =======                =======


                                             CENTRAL MORTGAGE BANCSHARES,INC.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                               NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 (UNAUDITED) AND
                                       YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   Nine Months Ended                 Years Ended
                                                                     September 30,                   December 31,
                                                                 --------------------     --------------------------------
                                                                   1994        1993         1993        1992        1991
                                                                 --------    --------     --------   ---------    --------
                                                                      (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                    $  5,389    $  3,613     $  5,130   $   3,741    $  2,965
   Items not requiring (providing) cash:
      Gain on sale of loans                                          (169)       (247)        (456)       (325)       (103)
      Gain on sale of investment securities available for sale       (450)
      Depreciation                                                    845         511          921         619         585
      Provision for loan losses and foreclosed assets
         held for sale                                              1,027         743        1,176         913         870
      Amortization and accretion, net                               1,586         940        1,340         859         259
      Deferred income taxes                                           (88)       (113)          65         (47)        (72)
   Changes in:
      Mortgage loans held for sale                                  5,969      (3,977)        (429)     (3,333)      2,688
      Interest receivable                                            (124)        209           55        (597)         55
      Interest payable                                                313         191          (23)         68        (126)
      Other, net                                                    1,310        (833)       1,645        (177)        230
                                                                 --------    --------     --------   ---------    --------
            Net cash provided by operating activities              15,608       1,037        9,424       1,721       7,351
                                                                 --------    --------     --------   ---------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net originations of loans                                      (23,334)    (22,826)     (37,334)    (38,506)    (15,480)
   Purchase of premises and equipment, net                           (899)       (659)      (1,458)     (1,150)       (779)
   Proceeds from the sale of foreclosed assets                      1,970       2,106        3,725         930         821
   Proceeds from the maturity of investment securities
      held to maturity                                             32,139      47,096       70,705      48,314      31,176
   Proceeds from the sale of investment securities
      held to maturity                                                                                   3,029       1,665
   Purchase of investment securities held to maturity             (54,698)    (50,043)     (74,144)   (126,341)    (33,487)
   Proceeds from the maturity of investment securities
      available for sale                                           24,936
   Proceeds from the sale of investment securities
      available for sale                                              475
   Purchase of investment securities available for sale            (5,853)
   Purchase of mortgage servicing rights                             (148)       (250)        (299)       (113)        (61)
   Increase in ownership of subsidiary                                (10)                      (8)        (24)
   Net cash provided by purchase acquisition                                    2,992        2,992
                                                                 --------    --------     --------   ---------    --------
            Net cash used in investing activities                 (25,422)    (21,584)     (35,821)   (113,861)    (16,145)
                                                                 --------    -------      --------   ---------    --------
See Notes to Consolidated Financial Statements


                                             CENTRAL MORTGAGE BANCSHARES,INC.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                               NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 (UNAUDITED) AND
                                       YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   Nine Months Ended                 Years Ended
                                                                     September 30,                   December 31,
                                                                 --------------------     --------------------------------
                                                                   1994        1993         1993        1992        1991
                                                                 --------    --------     --------   ---------    --------
                                                                      (Unaudited)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase (decrease) in demand, savings, NOW and
      money market deposits (Note 5)                             $(25,259)  $  (5,242)    $    493   $  38,426    $ 21,210
   Net increase (decrease) in time deposits (Note 5)               24,928       9,627       20,853      52,290      (2,167)
   Increase in federal funds purchased and securities
      sold under agreements to repurchase                           1,274       1,950        1,450      16,750         900
   Notes payable proceeds                                                       5,000        6,275       5,023
   Notes payable repayments                                        (2,300)        (50)      (1,075)     (5,679)       (230)
   Proceeds from public offering of common stock                               10,039        9,949      10,101
   Retirement of Class "A" shares                                                                          (23)
   Dividends paid                                                  (1,403)     (1,028)      (1,462)       (764)       (640)
   Purchase of treasury stock, net                                                                           9         (23)
                                                                 --------   --------      --------   ---------    --------
            Net cash provided by (used in)
                financing activities                               (2,760)     20,296       36,483     116,133      19,050
                                                                 --------   ---------     --------   ---------    --------

INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                               (12,574)       (251)      10,086       3,993      10,256

CASH AND CASH EQUIVALENTS,
   BEGINNING OF PERIOD                                             43,476      33,390       33,390      29,397      19,141
                                                                 --------   ---------     --------   ---------    --------

CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 30,902   $  33,139     $ 43,476   $  33,390    $ 29,397
                                                                 ========   =========     ========   =========    ========

See Notes to Consolidated Financial Statements

                   CENTRAL MORTGAGE BANCSHARES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
- --------

   Central Mortgage Bancshares, Inc. (the "Company") provides a full range of banking services to individual and corporate customers through four subsidiary banks (the "Banks") in west-central and southwestern Missouri, consisting of Citizens-Jackson County Bank, Barton County State Bank, Citizens State Bank of Nevada and Farmers Bank of Stover. The Company's Mortgage Division also operates a mortgage banking business headquartered in Springfield, Missouri. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

PRINCIPLES OF CONSOLIDATION
- ---------------------------

   The consolidated financial statements include the accounts of Central Mortgage Bancshares, Inc. and its subsidiaries, which are substantially wholly-owned.

BASIS OF FINANCIAL STATEMENT PRESENTATION
- -----------------------------------------

   The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

   Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of repossessed property. These estimates are based upon management's periodic analysis of net realizable value or fair value and consider both current and anticipated future economic, operating and sales conditions. However, unanticipated changes in these factors could result in material adjustments to the allowance for loan losses and the valuation of repossessed property.

   Management believes that the allowance for losses on loans is adequate and repossessed property is properly valued and, in that regard, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and repossessed property, future losses may be accruable based on changes in economic conditions.

   In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks' allowances for losses on loans and valuation of repossessed property. Such agencies may require the banks to recognize additional losses based on their judgments of information available to them at the time of their examination.

                   CENTRAL MORTGAGE BANCSHARES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS
- ----------------

   The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1993 and 1992, cash equivalents consisted of federal funds sold and repurchase agreements.

INVESTMENTS
- -----------

   Investments are stated at cost, adjusted for amortization of premiums and accretion of discounts, and include certificates of deposit with original maturities of greater than three months. The specific adjusted cost of securities is used to compute gains or losses on sales or redemptions of securities.

   All investments are intended to be held to maturity. In considering whether securities can be held until maturity, management considers whether there are conditions, such as regulatory requirements, which would impair its ability to hold such securities until maturity. At present, management is not aware of any such conditions. Management reviews the securities individually to determine whether there are other than temporary declines in net realizable values and write-downs are recorded, if necessary.

MORTGAGE LOANS HELD FOR SALE
- ----------------------------

   Mortgage loans held for sale are carried at the lower of cost or market. Write-downs to market value are recognized as a charge to earnings at the time the decline in value occurs. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the face amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as revenue or expense when the loans are sold or when it becomes evident that the commitment will not be used.

LOAN SERVICING INCOME
- ---------------------

   Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned.

LOANS
- -----

   Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income is discontinued when, in the opinion of management, it is not reasonable to expect that such interest will be paid. Subsequently, interest income is recognized only upon receipt.

                   CENTRAL MORTGAGE BANCSHARES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR LOAN LOSSES
- -------------------------

   The provision for loan losses charged to expense is based on recent loan loss experience, a review of loan portfolios, current economic conditions and other pertinent factors which form a basis for management's determination as to the adequacy of the allowance for loan losses.

FORECLOSED ASSETS HELD FOR SALE
- -------------------------------

   Assets acquired by foreclosure or in settlement of debt and held for sale are valued at fair value as of the date of foreclosure and a related valuation allowance is provided for estimated costs to sell the assets. Fair value at the time of foreclosure or settlement of debt is based on a current appraisal of the property. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in estimated fair value. Changes in the valuation allowance are charged or credited to other expense.

   Assets acquired by foreclosure also include loans upon which the foreclosure process is imminent or has been initiated but not completed and considered in-substance foreclosed. Such assets are carried at fair value and a related valuation allowance is provided for estimated costs to sell the assets.

   Gains or losses from the sale of foreclosed assets held for sale are recognized at the time of final sale and are credited or charged to current income. Net gains (losses) from the sale of foreclosed assets held for sale are included in other income and amounted to $(15,736), $31,327 and $(6,695) in 1993, 1992 and 1991, respectively.

PREMISES AND EQUIPMENT
- ----------------------

   Premises and equipment are stated at cost less accumulated depreciation. Depreciation is mainly computed using the straight-line method over the estimated useful lives of the assets.

PURCHASED MORTGAGE SERVICING
- ----------------------------

   Purchased mortgage servicing represents the cost of acquiring the rights to service mortgage loans. The cost is capitalized and amortized in proportion to, and over the period of, estimated future net revenue to be realized from the purchased servicing. These costs are included in other assets and amounted to $730,000 and $555,000 at December 31, 1993 and 1992, respectively, net of related accumulated amortization of $520,000 and $395,000, respectively. Amortization of purchased mortgage servicing rights for the years ended December 31, 1993, 1992 and 1991 was $154,000, $133,000
and $135,000, respectively.

                   CENTRAL MORTGAGE BANCSHARES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PURCHASED MORTGAGE SERVICING (CONTINUED)
- ----------------------------------------

   The Company's carrying values of purchased mortgage servicing and the amortization thereon are periodically evaluated in relation to estimated future servicing revenues and costs, and such carrying values are adjusted for indicated impairments based on management's estimate of remaining cash flows, using a pool-by-pool method.

EXCESS COSTS OF PURCHASED SUBSIDIARIES AND BRANCH DEPOSITS
- ----------------------------------------------------------

   Unamortized costs of purchased subsidiaries, in excess of the estimated fair value of underlying net tangible assets acquired, aggregated $6,035,000 (originally $6,162,000) at December 31, 1993, and are being amortized over a 15-year period using the straight-line method. Unamortized costs allocated to the future earnings potential of acquired deposits were $2,610,000 (originally $2,700,000) at December 31, 1993, and are being amortized over 10 years using the straight-line method. Amortization expense was $217,000 for 1993.

   Unamortized costs of purchased branch deposits (included in other assets) amounted to $250,000 and $297,000 at December 31, 1993 and 1992,
respectively, and relate to the 1992 acquisition of deposits from the Resolution Trust Corporation (the "RTC") discussed in Note 5. These costs are allocated to the future earnings potential of the acquired deposits and are being amortized over seven years using the straight-line method. Amortization expense was $47,000 and $31,000 for the years ended December 31, 1993 and 1992, respectively.

INCOME TAXES
- ------------

   The Company and its subsidiary banks file a consolidated federal income tax return.

   Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax asset will not be realized.

EARNINGS PER SHARE
- ------------------

   Primary earnings per share is based on net income less preferred stock dividends divided by the weighted average shares of common stock and common stock equivalents outstanding during each year after giving recognition to the Company's 3-for-1 stock split effected in June 1992. Common stock equivalents in 1991 include the dilutive effect of the assumed conversion of the Series A common stock. Common stock equivalents in the form of stock options are not considered in the computation when the effect thereof is anti-dilutive. The weighted average of the outstanding common stock and common stock equivalents as of December 31, 1993, 1992 and 1991 was 3,220,672, 1,931,099 and 1,647,534, respectively.

                   CENTRAL MORTGAGE BANCSHARES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE (CONTINUED)
- ------------------------------

   Fully diluted earnings per common share are based on net income divided by weighted average common shares outstanding assuming conversion of preferred shares which are convertible into 549,330 common shares at December 31, 1993 and 1992, and 552,996 common shares at December 31, 1991 after giving retroactive recognition to the Company's 3-for-1 stock split effected in June 1992.

IMPACT OF FUTURE ACCOUNTING PRONOUNCEMENTS
- ------------------------------------------

   The Financial Accounting Standards Board has issued Statement No. 114 regarding accounting by creditors for impairment of a loan. This statement requires discounting expected future cash flows to measure impairment of certain loans or, as a practical expedient, impairment measurements based on the loan's observable market price or the fair value of collateral if the loan is collateral dependent. The Company expects to first apply this statement during the year ending December 31, 1995. Management has not estimated the impact, if any, of adopting FASB 114 on the Company's financial statements.

   The Financial Accounting Standards Board has issued Statement No. 115 regarding investments in debt and equity securities. This statement creates three categories of securities based upon management's intent. Securities meeting the criteria for the "held to maturity" category will be reported at amortized cost. All other securities, excluding those held in trading accounts, will be reported at fair value with unrealized gains and losses credited or charged to shareholders' equity. Unrealized gains and losses for securities held in trading accounts will continue to be reflected in income. The Company expects to first apply this statement during the year ending December 31, 1994. Management has determined that the impact of adopting FASB 115 will not be material to the Company's financial statements.

RECLASSIFICATION
- ----------------

   Certain reclassifications have been made to the 1992 and 1991 financial statements to conform to the 1993 financial statement presentation. These reclassifications had no effect on net earnings.

INTERIM FINANCIAL INFORMATION
- -----------------------------

   The consolidated financial statements as of September 30, 1994, and for the nine months ended September 30, 1994 and 1993, are unaudited but, in the opinion of management, reflect all adjustments consisting of only normal recurring items necessary for fair presentation. Interim results are not necessarily indicative of annual results.

                 CENTRAL MORTGAGE BANCSHARES, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 DECEMBER 31, 1993, 1992 AND 1991

NOTE 2:  OFF-BALANCE-SHEET AND CREDIT RISK

         The Banks make agricultural, commercial, real estate and consumer loans in west-central and southwestern Missouri.

         Commitments to extend credit (for other than mortgage loans held for delivery against commitments) are agreements to lend to a customer as long as there is no violation of any condition established in the lending contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, agricultural real estate, commercial real estate and residential real estate.

         Mortgage loans in process represent amounts which the Company plans to fund within a normal period of 60 to 90 days and which are intended for sale to investors in the secondary market. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Company acquires such commitments to reduce its interest-rate risk on mortgage loans in process and mortgage loans held for sale.

         Total mortgage loans in process amounted to $16,923,000 and $16,985,000 at December 31, 1993 and 1992, respectively; and mortgage loans held for sale amounted to $11,379,000 and $10,950,000, respectively. Related forward commitments to sell mortgage loans during this same time frame amounted to approximately $24,008,000 and $24,421,000 also at December 31, 1993 and 1992, respectively.

         At December 31, 1993 and 1992, the Company had outstanding commitments to extend credit amounting to approximately $2,296,000 and $3,073,000, respectively.

         Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

         Total outstanding letters of credit amounted to approximately $930,000 and $627,000 at December 31, 1993 and 1992, respectively.

                 CENTRAL MORTGAGE BANCSHARES, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 DECEMBER 31, 1993, 1992 AND 1991

NOTE 2:  OFF-BALANCE-SHEET AND CREDIT RISK (CONTINUED)

         Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include livestock, growing and stored crops, accounts receivable, inventory, property, plant and equipment, agricultural real estate, commercial real estate and residential real estate. The same credit policies are used in granting lines of credit as those for on-balance-sheet instruments.

         At December 31, 1993 and 1992, unused lines-of-credit available to borrowers aggregated approximately $14,244,000 and $12,573,000, respectively.

         Additionally, the Company periodically has excess funds which are loaned to other banks as federal funds sold. At December 31, 1993 and 1992, federal funds sold totalling $15,575,000 and $14,250,000, respectively, were with numerous banks, with the largest balance at any one institution being $3,000,000 and $5,175,000, respectively.


NOTE 3:  CASH RESERVE REQUIREMENTS

         The Banks are required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. Their reserve balance maintained in accordance with such requirements at December 31, 1993 and 1992 was approximately $4,980,000 and
$2,908,000, respectively.


NOTE 4:  INVESTMENT IN DEBT SECURITIES

         The amortized cost and approximate fair values of investment securities at December 31, 1993 and 1992 are summarized as follows:
                                               December 31, 1993                                December 31, 1992
                                --------------------------------------------   ------------------------------------------------
                                Amortized   Unrealized Unrealized Approximate  Amortized   Unrealized  Unrealized   Approximate
                                   Cost        Gains     Losses   Fair Value      Cost        Gains      Losses     Fair Value
                                ---------   ---------- ---------- -----------  ---------   ----------  ----------   -----------
                                                                   (DOLLARS IN THOUSANDS)
U.S. Treasury obligations        $ 65,838    $  376     $ (11)     $ 66,203     $ 69,895     $  846     $ (47)       $ 70,694
Obligations of U.S.
    Government agencies            51,421       282      (125)       51,578       26,262        256       (34)         26,484
Obligations of state and
    political subdivisions         44,265     1,452      (106)       45,611       23,171        907       (22)         24,056
Mortgage-backed securities         22,702       319       (78)       22,943       23,768        327       (67)         24,028
                                 --------    ------     -----      --------     --------     ------     -----        --------

                                 $184,226    $2,429     $(320)     $186,335     $143,096     $2,336     $(170)       $145,262
                                 ========    ======     =====      ========     ========     ======     =====        ========

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 4:  INVESTMENT IN DEBT SECURITIES (CONTINUED)

      Maturities of investment securities at December 31, 1993 are as follows:


                                                             Amortized                  Approximate
                                                                Cost                    Fair Value
                                                             ---------                  -----------
                                                                    (DOLLARS IN THOUSANDS)
In one year or less                                           $ 62,404                    $ 62,804
After one through five years                                    82,457                      83,107
After five through ten years                                    16,208                      17,023
After ten years                                                    455                         458
Mortgage-backed securities, not due
      at a single maturity date                                 22,702                      22,943
                                                              --------                    --------

                                                              $184,226                    $186,335
                                                              ========                    ========


      There were no sales of debt securities during 1993. Proceeds from sales of debt securities were $3,029,000 and $1,665,000 for the years ended
December 31, 1992 and 1991, respectively. Resultant gross gains of $47,000 were realized on 1992 sales, and gross gains of $4,000 and gross losses of $7,000 were realized on 1991 sales.

      Investments with carrying values and approximate fair values of $119,351,000 and $120,710,000, respectively, at December 31, 1993 and
$87,009,000 and $87,835,000, respectively, at December 31, 1992 were pledged to secure public deposits as required by law and for other purposes.

      Securities sold under agreements to repurchase at December 31, 1993 and 1992 are summarized as follows:

                                                                1993                        1992
                                                               ------                      -------
                                                                     (DOLLARS IN THOUSANDS)
U.S. Government securities with an
    estimated fair value of $22,389,000 in
    1993 and $21,404,000 in 1992                               $22,300                     $20,850
                                                               =======                     =======

      The Banks enter into sales of securities under agreements to repurchase. The amounts deposited under these agreements represent short-term borrowings and are reflected as a liability in the balance sheet. The securities underlying the agreements are book-entry securities. During the period, securities held in safekeeping were pledged to the depositors under a written custodial agreement that explicitly recognizes the depositors' interest in the securities. At December 31, 1993, no material amount of agreements to repurchase securities sold was outstanding with any individual dealer. Securities sold under agreements to repurchase averaged $22,527,000 and $8,978,000 during 1993 and 1992, and the maximum amounts outstanding at any month end during 1993 and 1992 were $23,675,000 and $20,850,000, respectively.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 5:  ACQUISITIONS

      In March 1992, Citizens-Jackson County Bank entered into an agreement with the RTC wherein the Company acquired approximately $80.2 million (after "run off") of core deposits of the former Home Federal Savings and Loan Association at three locations in eastern Jackson County, Missouri, for a premium of $329,000. That Bank also acquired the real estate and other fixed assets of the three offices for $580,000.

      In February 1993, Citizens State Bank of Nevada contracted to acquire $14.1 million of deposits and the property and equipment of the Butler, Missouri office of Mercantile Bank of West Central Missouri in exchange for an assumption of the deposit liabilities and the payment of a $50,000 premium. Citizens State Bank of Nevada opened that office in June 1993.

      On August 31, 1993, the Company acquired Blue Springs Bank, a $175 million bank located in Blue Springs, Missouri, for $19.3 million in cash. The acquisition was financed primarily through $9.9 million in proceeds from a public offering of the Company's stock and $5 million in additional borrowings. The transaction was accounted for as a purchase by recording the assets and liabilities of the acquiree at their estimated fair values at the acquisition date. Goodwill totalled $6.2 million and is being amortized over 15 years using the straight-line method. A core deposit intangible of $2.7 million was recorded and is being amortized over ten years. The consolidated operations of the Company include the operations of the acquiree, which was merged into another subsidiary, from the date of acquisition. Unaudited pro forma consolidated operations assuming the purchase was made at the beginning of each period are shown below:

                                      Year Ended           Year Ended
                                   December 31, 1993     December 31, 1992
                                   -----------------     -----------------
                                          (DOLLARS IN THOUSANDS)
Total income                            $49,815              $50,434
                                        =======              =======
Net income (loss)                       $ 4,416              $  (446)
                                        =======              =======
Net income (loss) available to
    common shareholders                 $ 4,246              $  (729)
                                        =======              =======
Earnings per common share:
      Primary                             $1.12                $(.26)
                                          =====                =====
      Fully diluted                       $1.02                $(.13)
                                          =====                =====


      The pro forma results are not necessarily indicative of what would have occurred had the acquisition been on those dates, nor are they necessarily indicative of future operations.

      Pro forma data reflect adjusted amortization and depreciation from revaluing the acquiree's assets and liabilities, additional interest expense related to the financing of the purchase and adjustments to income tax expense reflecting the tax effect of the purchase accounting entries.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 6:  LOANS

      A summary of loans at year end is as follows:
                                                                  1993        1992
                                                               ---------   ---------
                                                               (DOLLARS IN THOUSANDS)
Commercial                                                     $ 46,327    $ 26,278
Agricultural                                                     13,086      12,274
Real estate
   Mortgage--residential (1-4 families)                         132,058      62,163
   Mortgage--commercial and multi-family                         75,192      43,329
   Construction                                                  18,397      17,614
   Agricultural real estate                                       9,873       9,055
Consumer                                                         62,195      45,698
Other                                                             1,900         586
                                                               --------    --------

                                                               $359,028    $216,997
                                                               ========    ========
      Nonperforming loans are summarized as follows:

                                                                1993           1992
                                                                ----           ----
                                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans                                                $238           $104
Loans 90 days or more past due                                   569            485
Restructured loans                                                81            218
                                                                ----           ----

                                                                $888           $807
                                                                ====           ====


      If interest on non-accrual loans had been accrued, accrued interest and the related income would have increased by approximately $28,000 and $5,000 at December 31, 1993 and 1992, respectively.

      Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans are less than 90 days past due, or in many cases current, the borrowers presently have or have had a history of financial difficulties, and management has concerns as to the borrowers' ability to comply with present loan repayment terms. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 1993, such loans (excluding all nonperforming loans described above) amounted to $12.3 million as compared to $3.7 million at December 31, 1992.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 6:  LOANS (CONTINUED)

      Certain directors, officers and principal holders of equity securities of the Company and its subsidiary banks were customers of and had transactions with the subsidiary banks in the ordinary course of business. In the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. The activity of aggregate loans exceeding $60,000 to such directors, officers, principal shareholders and their related interests during 1993 is as follows:


                                             (DOLLARS IN THOUSANDS)
Balance at beginning of year                        $ 2,976
New loans                                             1,974
Repayments                                           (1,684)
                                                    -------

Balance at end of year                              $ 3,266
                                                    =======


NOTE 7:  ALLOWANCE FOR LOAN LOSSES

      The activity in the allowance for loan losses for the years ended
December 31, 1993, 1992 and 1991 is as follows:


                                                         1993       1992      1991
                                                        -------    ------    ------
                                                           (DOLLARS IN THOUSANDS)
Balance at beginning of year                            $ 2,648    $2,282    $2,058
Allowance acquired from purchased subsidiary              3,229
Provision charged to expense                                956       913       870
Loans charged off                                        (2,516)     (697)     (790)
Recoveries on loans previously charged off                  376       150       144
                                                        -------    ------    ------

Balance at end of year                                  $ 4,693    $2,648    $2,282
                                                        =======    ======    ======

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 8:  FORECLOSED ASSETS HELD FOR SALE

      At December 31, 1993 and 1992, foreclosed assets held for sale included $1,113,000 and $215,000 in loans which were considered in-substance foreclosed.

      Transactions in the allowance for losses on foreclosed assets were as follows:


                                                                  1993        1992
                                                                  ----        ----
                                                               (DOLLARS IN THOUSANDS)
Balance, beginning of year                                        $  25       $
Allowance acquired from purchased institution                       628
Provision charged to expense                                        220        25
Charge-offs, net of recoveries                                     (760)
                                                                  -----       ---

Balance, end of year                                              $ 113        $25
                                                                  =====        ===

NOTE 9:  PREMISES AND EQUIPMENT

      A summary of premises and equipment at year end is as follows:


                                                                   1993      1992
                                                                  ------   -------
                                                               (DOLLARS IN THOUSANDS)
Land and buildings                                                $10,724  $ 8,500
Equipment                                                           9,133    5,813
                                                                  -------  -------
                                                                   19,857   14,313
Accumulated depreciation                                           (8,225)  (7,408)
                                                                  -------  -------

                                                                  $11,632  $ 6,905
                                                                  =======  =======

NOTE 10:  TIME DEPOSITS

      Time deposits included approximately $40,135,000 and $23,911,000 of certificates of deposit of $100,000 or more at December 31, 1993 and 1992, respectively. Interest expense on certificates of deposit of $100,000 or more was approximately $1,391,000, $1,264,000 and $2,542,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 11:  NOTES PAYABLE AND OTHER BORROWINGS

                                                                   1993       1992
                                                                  ------      ----
                                                                (DOLLARS IN THOUSANDS)
Note payable, bank <F1>                                           $4,875
Revolving credit agreement, bank <F2>                                375
Note payable, bank <F3>                                                        $50
Capital notes payable <F4>                                           450
                                                                  ------       ---

                                                                  $5,700       $50
                                                                  ======       ===

<F1>      Due September 30, 1996; payable $500,000 annually plus quarterly interest at 6.61%; secured by all of the common stock of a subsidiary bank.
<F2>      Provides for borrowing up to $5,000,000 and is secured by all of the common stock of a subsidiary bank. Principal is due September 30, 1994 with variable interest payable quarterly at prime less one-quarter percent.
<F3>      Due January 20, 1998; with interest at varying rates; secured by substantially all of the common stock of certain subsidiary banks; paid off in 1993.
<F4>      Due March 15, 1994; interest payable quarterly at 8.5%; unsecured and subordinated to all other outstanding debt of the Company. A portion of the outstanding note balances may be included as capital under certain regulatory capital guidelines.


          Aggregate annual maturities of long-term debt at December 31, 1993 are as follows:

                                  (DOLLARS IN THOUSANDS)
                   1994                   $1,325
                   1995                      500
                   1996                    3,875
                                          ------

                                          $5,700
                                          ======


      Other borrowings at December 31, 1993 and 1992 represent treasury, tax and loan deposits owed to the Federal Reserve under an open-end, interest-bearing note.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 12:  SHAREHOLDERS' EQUITY

      In June 1992, the Company effected a 3-for-1 stock split. All shares and per share amounts presented in these financial statements have been restated to give effect to the stock split, retroactively.

      The amount of dividends that the Company and its subsidiary banks may pay is subject to various regulatory agency limitations. At December
31, 1993, approximately $10,000,000 was available from subsidiary banks' retained earnings, without regulatory approval, for distribution as dividends to the Company. The subsidiary banks' internal capital policies provide for greater restrictions than regulatory capital guidelines and, under internal policies, approximately $2,500,000 was available for distribution as dividends to the Company.

      All Series A common stock was retired during 1992.

      Series A preferred stock is non-voting (except on major issues), cumulative and convertible. Dividends are payable quarterly and are at a rate of 2.50% above the most recent per annum auction average discount rate for the monthly auction of one-year U.S. Treasury bills during a defined time period prior to the dividend period subject to a maximum of 11%. Each share of Series A preferred stock is convertible into a number of shares of the Company's $1 par value common stock equal to 100 divided by 7.75. The Series A preferred stock may be redeemed by the Company after December 31, 1991 at redemption prices ranging from $100 to $103 per share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive $100 per share plus accumulated and unpaid dividends. During 1991, the par value of Series A preferred stock was changed from $100 per share to $10 per share. At December 31, 1993 and 1992, capital surplus of $3,870,000 related to Series A preferred stock.

      The subsidiary banks are subject to risk-based capital guidelines issued by various regulatory agencies. These standards required a minimum level of total capital equal to 8% of risk-adjusted assets by December 31, 1992. Each of the subsidiary banks met these capital standards at December 31, 1993 and 1992.


NOTE 13:  INCOME TAXES

      The provision for income taxes includes these components:

                                                   1993                         1992                   1991
                                                  ------                       ------                  ----
                                                                       (DOLLARS IN THOUSANDS)
Taxes currently payable                           $1,848                       $1,292                  $996
Deferred income taxes (benefit)                       65                          (47)                  (72)
                                                  ------                       ------                  ----

                                                  $1,913                       $1,245                  $924
                                                  ======                       ======                  ====

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 13:  INCOME TAXES (CONTINUED)

      A reconciliation of income tax expense at the statutory rate (34%) to income tax expense at the Company's effective rate is shown below:

                                                       1993     1992      1991
                                                      ------   ------    ------
                                                       (DOLLARS IN THOUSANDS)
Computed at the statutory rate                        $2,395   $1,695    $1,314
Tax exempt interest                                     (587)    (418)     (341)
Dividends paid to ESOP                                            (96)     (128)
State income taxes-net of federal tax benefits           113       75       115
Non-deductible amortization                               43
Other, net                                               (51)     (11)      (36)
                                                      ------   ------    ------

Actual tax provision                                  $1,913   $1,245    $  924
                                                      ======   ======    ======

      Management adopted Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES ("FASB 109"), during the year ended December 31, 1993. The adoption of FASB 109 had no material impact on reported earnings or shareholders' equity.

      Significant components of the Company's deferred tax assets and liabilities at December 31, 1993 are as follows:

                                                                        (DOLLARS IN THOUSANDS)
Deferred tax assets:
     Allowance for loan losses                                                   $ 1,039
     Valuation adjustment for foreclosed assets held for sale                        190
     Differences in accounting for loan fee income                                    92
     Differences resulting from purchase accounting:
         Time deposits                                                               107
     Other                                                                           135
                                                                                 -------
                                                                                   1,563
     Valuation allowances                                                              0
                                                                                 -------
                   Total deferred tax assets                                       1,563
                                                                                 -------
Deferred tax liabilities:
     Differences between tax and financial depreciation methods                     (495)
     Differences resulting from purchase accounting:
         Investment in debt securities                                              (117)
         Loans                                                                      (729)
         Premises and equipment                                                     (573)
         Core deposit intangible                                                  (1,018)
     Other                                                                           (17)
                                                                                 -------
                   Total deferred tax liabilities                                 (2,949)
                                                                                 -------
Deferred tax liabilities - net                                                   $(1,386)
                                                                                 =======

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 13:  INCOME TAXES (CONTINUED)

     For the years ended December 31, 1992 and 1991, significant components of the Company's deferred tax expense were as follows:

                                                                                                        1992        1991
                                                                                                      ---------   --------
                                                                                                     (DOLLARS IN THOUSANDS)
Provision for loan losses                                                                             $(118,000)  $(90,000)
Differences in tax and financial depreciation methods                                                    24,000     60,000
Valuation adjustment for foreclosed assets held for sale                                                 26,000    (37,000)
Differences in tax and financial amortization methods                                                    27,000
Other timing differences                                                                                 (6,000)    (5,000)
                                                                                                      ---------   --------

Total deferred income tax (benefit)                                                                   $ (47,000)  $(72,000)
                                                                                                      =========   ========

NOTE 14:  PENSION PLAN

      The Company has a defined contribution pension plan covering substantially all employees over 21 years of age who have completed one year of employment. The Company's contributions to the plan are determined annually by the Board of Directors. Contributions to the plan were approximately $54,000, $48,000 and $34,000 for 1993, 1992 and
1991, respectively.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 15:  EMPLOYEE STOCK PLANS

STOCK OPTION PLANS
- ------------------

      Under the Company's stock option plans, 348,000 shares of $1 par common stock were reserved for issuance upon exercise of options granted or to be granted to key employees. The plans provide that the option price will be no less than fair market value of the stock at the date of the grant. Outstanding options are exercisable in five equal annual installments commencing one year after the date of grant and expire ten years after the date of grant. Activity in the plan for each year as adjusted retroactively for the 3-for-1 stock split was:

                                                1993               1992             1991
                                         ----------------   -----------------  -------------
                                         Shares     Price   Shares      Price  Shares  Price
                                         ------     -----   ------      -----  ------  -----
Options outstanding,
    beginning of year                    122,700    $5.83   124,200     $5.83  126,000  $5.83
                                          12,000     6.33    12,000      6.33   12,000   6.33
                                          12,000     6.83    12,000      6.83   12,000   6.83
Options granted
Options exercised                                            (1,500)     5.83   (1,800)  5.83
Options outstanding,
    end of year                          122,700     5.83   122,700      5.83  124,200   5.83
                                          12,000     6.33    12,000      6.33   12,000   6.33
                                          12,000     6.83    12,000      6.83   12,000   6.83
                                         -------            -------            -------

                                         146,700            146,700            148,200
                                         =======            =======            =======

      Options exercisable at December 31, 1993, 1992 and 1991 were 139,500, 109,500 and 81,000, respectively.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 15:  EMPLOYEE STOCK PLANS (CONTINUED)

EMPLOYEE STOCK OWNERSHIP PLAN
- -----------------------------

      The Company has an employee stock ownership plan ("ESOP") to invest in the Company's common or preferred stock for the benefit of eligible employees. The Company makes annual contributions to the plan, payable either in cash or the Company's common stock, as determined by the Board of Directors. Contributions to the ESOP were approximately $333,000, $312,000 and $285,000 in 1993, 1992 and 1991, respectively. The ESOP had total debt outstanding of $1,819,000 and $2,271,000 at December
31, 1993 and 1992, respectively, which was secured by 26,935 shares of Series A preferred stock held by the ESOP and guaranteed by the Company.
Aggregate annual maturities of the ESOP note payable at December 31, 1993 were as follows:

             (DOLLARS IN THOUSANDS)
      1994         $  427
      1995            461
      1996            499
      1997            432
                   ------

                   $1,819
                   ======

      The note payable bears interest at varying rates. For financial reporting purposes, the outstanding ESOP obligation has been reflected as a liability with shareholders' equity reduced by an equal amount. Interest incurred on the ESOP obligation was $123,000, $166,000 and $247,000 for 1993, 1992 and 1991, respectively. Dividends on preferred shares held by the ESOP and used for debt service were $258,000, $283,000 and $377,000, respectively.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 16:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS
- -------------------------

      For these short-term instruments, the carrying amount approximates fair value.

INVESTMENTS
- -----------

      For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

MORTGAGE LOANS HELD FOR SALE
- ----------------------------

      For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

LOANS
- -----

      The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

DEPOSITS
- --------

      The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date (i.e., their carrying amount). The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE AND OTHER BORROWINGS
- ------------------------------------------------------------------

      For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

NOTES PAYABLE
- -------------

      Rates currently available to the Banks for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 16:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

COMMITMENTS TO EXTEND CREDIT, LETTERS OF CREDIT AND LINES OF CREDIT
- -------------------------------------------------------------------

      The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

      The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                                      1993                   1992
                                                              ---------------------   ------------------
                                                              Carrying       Fair     Carrying    Fair
                                                               Amount       Value      Amount    Value
                                                              --------      -----     --------   -----
                                                                         (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS:
   Cash and cash equivalents                                  $ 43,476     $ 43,476   $ 33,390  $ 33,390
   Investments                                                 184,730      186,839    143,727   145,893
   Mortgage loans held for sale                                 11,379       11,379     10,950    10,950
   Interest receivable                                           4,673        4,673      3,556     3,556
   Loans                                                       357,107                 214,896
      Less:  Allowance for loan losses                           4,693                   2,648
                                                              --------                --------
                                                               352,414      355,618    212,248   214,046
FINANCIAL LIABILITIES:
   Deposits                                                    537,751      541,002    352,303   354,421
   Federal funds purchased and securities
      sold under agreement to repurchase                        22,300       22,300     20,850    20,850
   Notes payable                                                 7,519        7,521      2,321     2,321
   Other borrowings                                              1,100        1,100      1,100     1,100
   Interest payable                                              2,479        2,479      1,818     1,818
UNRECOGNIZED FINANCIAL INSTRUMENTS (NET
   OF CONTRACT AMOUNT):
   Commitments to extend credit                                      0            0          0         0
   Letters of credit                                                 0            0          0         0
   Lines of credit                                                   0            0          0         0


                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 17:  LOAN SERVICING

      At December 31, 1993, the Company was servicing 13,607 loans for 34 investors with unpaid principal balances aggregating $561,842,000. Related trust funds totalling $12,056,000 on deposit in special bank accounts and with various mortgagees are not included as assets in the consolidated balance sheets.

      The Company has issued mortgage-backed securities guaranteed by GNMA under the provisions of the National Housing Act. At December 31, 1993, the principal amount of these securities outstanding was approximately $309,189,000, which also represents the approximate principal amount of the related mortgages that serve as collateral for the securities that are being serviced under this program. These mortgages are included in the $561,842,000 of total mortgages serviced referred to in the previous paragraph. In keeping with the economic substance of these transactions, the issuance of the mortgage-backed securities and simultaneous placement of the related mortgages in trust have been accounted for as a sale of the mortgages; accordingly, neither the mortgages receivable nor the securities payable appear on the Company's consolidated balance sheets. Included in the loans underlying GNMA guaranteed mortgage-backed securities are FHA insured loans, FmHA guaranteed loans and approximately $121,222,000 of mortgages subject to VA guarantees. VA guarantees range from 25% to 60% of the loan amount and, in the event of default, the Company is subject to a contingent recourse liability to the investor in the mortgage-backed securities for any loss not covered by FHA insurance, FmHA or VA guarantees and the proceeds from liquidation of the mortgage collateral. The Company has established allowances of $75,700 and $78,300 as of December 31, 1993 and 1992, respectively, to provide for such recourse liability and any related foreclosure expenses.


NOTE 18:  CONTINGENCIES

      In the ordinary course of business, there are various legal proceedings pending against the Company and its subsidiaries.
Management, after consultation with legal counsel, is of the opinion that the ultimate resolution of these proceedings will not have a material adverse effect on the consolidated financial position of the Company.

                      CENTRAL MORTGAGE BANCSHARES, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1992 AND 1991

NOTE 19:  ADDITIONAL CASH FLOW INFORMATION

NONCASH INVESTING ACTIVITY
- --------------------------

                                                                                                     1993       1992       1991
                                                                                                    ------      ----       ----
                                                                                                       (DOLLARS IN THOUSANDS)
    Repossessed property acquired in settlement of debt                                             $1,732      $921       $777


      The Company purchased all of the capital stock of Blue Springs Bank for $19.3 million. In conjunction with the acquisition, liabilities were assumed as follows:

                                                           (DOLLARS
                                                        IN THOUSANDS)
Fair value of assets acquired                             $187,678
Cash paid for the capital stock                            (19,328)
                                                          --------

      Liabilities assumed                                 $168,350
                                                          ========

ADDITIONAL CASH FLOW INFORMATION
- --------------------------------

                                                            1993         1992         1991
                                                         ---------     --------     --------
                                                                (DOLLARS IN THOUSANDS)
      Interest paid                                      $  14,217     $ 13,549     $ 13,384
      Income taxes paid                                      1,398        1,236        1,094

      Mortgage loans held for sale:
        Originations                                      (127,778)     (83,589)     (51,871)
        Purchases                                          (19,984)     (20,146)     (16,348)
        Sales                                              147,333      100,402       70,907
                                                         ---------     --------     --------

              Net change                                 $    (429)    $ (3,333)    $  2,688
                                                         =========     ========     ========

                                  CENTRAL MORTGAGE BANCSHARES, INC.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   DECEMBER 31, 1993, 1992 AND 1991


NOTE 20:  OTHER EXPENSES

      Other expenses consisted of the following:

                                                1993         1992         1991
                                               ------       ------       ------
                                                    (DOLLARS IN THOUSANDS)

FDIC and state assessments                     $1,015       $  778       $  538
Data processing                                   528          467          411
Supplies                                          507          444          331
Professional fees                                 409          439          248
Postage and freight                               540          369          317
Advertising                                       485          322          229
Other expenses                                  3,320        1,788        1,816
                                               ------       ------       ------
            Total                              $6,804       $4,607       $3,890
                                               ======       ======       ======

NOTE 21:  MORTGAGE BANKING DIVISION

        The following summarizes financial information for the Mortgage
Banking Division:


                                                1993         1992         1991
                                               ------       ------       ------
                                                    (DOLLARS IN THOUSANDS)

Revenues                                       $4,178       $3,821       $2,839
                                               ======       ======       ======

Income Before Income Taxes                     $  921       $  821       $  367
                                               ======       ======       ======

Depreciation and Amortization                  $  100       $   97       $   83
                                               ======       ======       ======

Capital Expenditures                           $   67       $  115       $  289
                                               ======       ======       ======

Identifiable Assets at End of Period           $2,864       $3,673       $2,712
                                               ======       ======       ======


                                  CENTRAL MORTGAGE BANCSHARES, INC.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   DECEMBER 31, 1993, 1992 AND 1991


NOTE 22:   CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

        Following is condensed financial information of the Company as of December 31, 1993 and 1992 and for the years ended December 31, 1993, 1992 and 1991:


                               CONDENSED BALANCE SHEETS

                               DECEMBER 31, 1993 AND 1992

                                        ASSETS


                                               1993         1992
                                              -------     --------
                                             (DOLLARS IN THOUSANDS)

Cash and cash equivalents                     $   193     $ 5,410
Receivable from subsidiaries                                  251
Investment in subsidiaries                     52,873      28,875
Premises and equipment                            725         798
Other assets                                    2,180       1,689
                                              -------     -------

  Total Assets                                $55,971     $37,023
                                              =======     =======
                 LIABILITIES AND SHAREHOLDERS' EQUITY

Employee Stock Ownership Plan obligation      $ 1,819     $ 2,271
Notes payable                                   5,250          50
Other liabilities                                 380         337
                                              -------     -------
  Total Liabilities                             7,449       2,658
Shareholders' Equity                           48,522      34,365
                                              -------     -------

  Total Liabilities and Shareholders' Equity  $55,971     $37,023
                                              =======     =======


                                  CENTRAL MORTGAGE BANCSHARES, INC.

                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   DECEMBER 31, 1993, 1992 AND 1991


NOTE 22:   CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (CONTINUED)


                                     CONDENSED STATEMENTS OF INCOME

                              YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                                                          1993         1992        1991
                                                                         ------       ------      ------
                                                                              (DOLLARS IN THOUSANDS)

INCOME:
      Dividends received from subsidiaries                               $2,103       $1,218      $1,991
      Loan servicing income                                               2,184        2,015       1,834
      Interest and fees on loans                                          1,363        1,140         651
      Management fees                                                       328          348         336
      Other                                                                 717          532         348
                                                                         ------       ------      ------
                                                                          6,695        5,253       5,160
                                                                         ------       ------      ------

EXPENSE:
      Salaries and employee benefits                                      2,991        2,728       2,163
      Net occupancy and equipment expense                                   367          313         292
      Other                                                               1,446        1,351       1,032
                                                                         ------       ------      ------
                                                                          4,804        4,392       3,487
                                                                         ------       ------      ------
Income before income taxes                                                1,891          861       1,673
Income tax (expense) benefit                                                (52)         214         233
Excess of equity in net income of subsidiaries over
      dividends received                                                  3,291        2,666       1,059
                                                                         ------       ------      ------

        NET INCOME                                                       $5,130       $3,741      $2,965
                                                                         ======       ======      ======

                                  CENTRAL MORTGAGE BANCSHARES, INC.

                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   DECEMBER 31, 1993, 1992 AND 1991


NOTE 22:   CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (CONTINUED)


                                  CONDENSED STATEMENTS OF CASH FLOWS

                              YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                                                         1993         1992        1991
                                                                       --------      -------     -------
                                                                            (DOLLARS IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                         $  5,130      $ 3,741     $ 2,965
    Items not requiring (providing) cash:
        Excess of equity in net income of subsidiaries
            over dividends received                                      (3,291)      (2,666)     (1,059)
        Depreciation and amortization                                       125          125         105
        Gain on sale of assets                                                                      (103)
        Loss on retirement of premises and equipment                         26                       23
        Change in other, net                                                (38)           6         (20)
                                                                       --------      -------     -------
            Net cash provided by operating activities                     1,952        1,206       1,911
                                                                       --------      -------     -------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of premises and equipment, net                                 (78)        (106)       (369)
    Capital contributed to subsidiary                                    (1,450)      (5,100)
    Purchase acquisition                                                (19,328)
    Purchase of subsidiary's common stock                                                (24)
                                                                       --------      -------     -------
            Net cash used in investing activities                       (20,856)      (5,230)       (369)
                                                                       --------      -------     -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends paid on common stock                                       (1,204)        (481)       (263)
    Dividends paid on preferred stock                                      (258)        (283)       (377)
    Proceeds from notes payable                                           6,275        5,023
    Repayments of notes payable                                          (1,075)      (5,679)       (230)
    Proceeds from public offering of common stock                         9,949       10,101
    Retirement of Class "A" shares                                                       (23)
    Purchase of treasury stock, net                                                        9         (23)
                                                                       --------      -------     -------
            Net cash provided by (used in) financing activities          13,687        8,667        (893)
                                                                       --------      -------     -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (5,217)       4,643         649

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              5,410          767         118
                                                                       --------      -------     -------

CASH AND CASH EQUIVALENTS, END OF YEAR                                 $    193      $ 5,410     $   767
                                                                       ========      =======     =======

                 CENTRAL MORTGAGE BANCSHARES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991

NOTE 23:  AGREEMENT AND PLAN OF REORGANIZATION

    On September 21, 1994, a merger agreement with the $12 billion
Mercantile Bancorporation Inc. ("MBI") of St. Louis, Missouri was announced. The Company's shareholders will receive .597 shares of MBI common stock for each share of the Company's common stock as consideration for the merger. In connection with the transaction, the Company granted MBI an option to acquire a number of shares of the Company's common stock equal to 19.9% the Company's outstanding common stock, exercisable under certain conditions.

    MBI and the Company expect to complete the merger in the first half of 1995, subject to satisfaction of certain conditions including the approval of the Company's shareholders and certain regulatory agencies.

                                    ANNEX A
                                    -------

              LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED

                               September 21, 1994

Board of Directors
Central Mortgage Bancshares, Inc.
4435 Main Street
Kansas City, MO  64111

Members of the Board:

         We understand that Central Mortgage Bancshares, Inc. ("Central") is contemplating entering into an Agreement and Plan of Merger (the "Agreement") with Mercantile Bancorporation Inc. ("MBI") and
Ameribanc, Inc., a wholly owned subsidiary of MBI. As is set forth in the Agreement each outstanding share of common stock of Central will be converted into and exchanged for .5970 shares of common stock of MBI (the "Merger Consideration"). In connection therewith, you have requested our opinion as to the fairness of the Merger Consideration, from a financial point of view, to the shareholders of Central.

         Stifel, Nicolaus & Company, Incorporated is an investment banking and securities firm with membership on all principal U.S. securities exchanges. As part of our investment banking services, we are regularly engaged in the independent valuation of securities in connection with negotiated underwritings, private placements, merger and acquisition transactions and recapitalizations.

         During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating condition of Central and MBI and material prepared in connection with the proposed transaction, including among other things, the following: the Agreement; certain publicly available information concerning Central and MBI, including financial statements and Consolidated Reports of Condition and Income for each of the five years ended December 31, 1993, and for the quarter ended June 30, 1994, for such institutions; the nature and terms of recent sale and merger transactions involving banks and holding companies for such institutions that we consider relevant; historical and current market data for Central and MBI common stock; and financial and other information provided to us by management of Central and MBI. In addition, we have conducted meetings with members of the senior management of Central and MBI. We evaluated the pro forma ownership of MBI common stock by Central shareholders, relative to the pro forma contribution of Central's assets, liabilities, equity and earnings to the pro forma combined entity. We also took into account our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

         In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations provided to us by Central and MBI.
With respect to the financial forecasts of Central provided to us by Central's management, we assumed for purposes of our opinion that they were reasonably prepared on bases reflecting the best available estimates and judgments of Central's management at the time of preparation as to the future financial performance of Central and that, in preparing such forecasts, Central's management took into account all factors that were reasonably required to be taken into account by management in order to prepare such forecasts. We also assumed that there were no material changes in Central's or MBI's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. We relied on advice of counsel to Central as to all legal matters contained or contemplated therein. In addition, we did not make or obtain an independent evaluation, appraisal or physical inspection of the assets, individual properties or liabilities of Central or MBI, nor were we furnished with any such appraisal.
Further, our opinion is based on economic, monetary, market and other conditions existing as of the date hereof. No opinion is expressed as to the prices at which any securities of Central or MBI, including their common stock, might trade in the future.

         Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger
Consideration to be received by the shareholders of Central, as described in the Agreement, is fair to the shareholders of Central from a financial point of view.

                                                 Sincerely,


                                                 STIFEL, NICOLAUS AND
                                                  COMPANY, INCORPORATED

                                 ANNEX B
                                 -------

         Following is the text of the statutory appraisal right as set forth at Section 351.455 of The General and Business Corporation Law of Missouri:

         351.455 SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES, WHEN.--1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

         2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

         3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

         4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

                                PART II

               INFORMATION NOT REQUIRED IN THE PROSPECTUS
               ------------------------------------------


Item 20.  Indemnification of Officers and Directors
- ---------------------------------------------------

              Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

              Article 12 of the Restated Articles of Incorporation of the Registrant provides that the Registrant shall extend to its directors and executive officers the indemnification specified in subsections
(1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

              Pursuant to directors' and officers' liability insurance policies, with total annual limits of $30,000,000, the Registrant's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of the Registrant, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of the Registrant.

Item 21.  Exhibits and Financial Statement Schedules
- ----------------------------------------------------

                  A.     Exhibits.  See Exhibit Index.
                         ---------

                  B.     Financial Statement Schedules.  Not Applicable.
                         ------------------------------

Item 22.  Undertakings
- ----------------------

    (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (4) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or
(ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (7)      The undersigned Registrant hereby undertakes:

             (a) To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

             (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                               SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on November ___, 1994.

                                      MERCANTILE BANCORPORATION INC.


                                      By     /s/  Thomas H. Jacobsen
                                        ___________________________________
                                       Thomas H. Jacobsen
                                       Chairman of the Board, President and
                                       Chief Executive Officer

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


           Signature                                          Title                                         Date
           ---------                                          -----                                         ----

      /s/  Thomas H. Jacobsen
_______________________________________                 Chairman of the Board,                        November ___, 1994
Thomas H. Jacobsen                                      President, Chief Executive
Principal Executive Officer                             Officer and Director

        /s/  W. Randolph Adams
_______________________________________                 Executive Vice President and                  November ___, 1994
W. Randolph Adams                                       Chief Financial Officer
Principal Financial Officer

       /s/  Michael T. Normile
_______________________________________                 Vice President and                            November ___, 1994
Michael T. Normile                                      Treasurer
Principal Accounting Officer


- ---------------------------------------                  Director                                     November ___, 1994
Richard P. Conerly



- ---------------------------------------                  Director                                     November ___, 1994
Harry M. Cornell, Jr.



- ---------------------------------------                  Director                                     November ___, 1994
Earl K. Dille



- ---------------------------------------                  Director                                     November ___, 1994
J. Cliff Eason


                                    II-4


           Signature                                          Title                                         Date
           ---------                                          -----                                         ----

- ---------------------------------------                  Director                                     November ___, 1994
Bernard A. Edison



- ---------------------------------------                  Director                                     November ___, 1994
William A. Hall



- ---------------------------------------                  Director                                     November ___, 1994
Thomas A. Hays



- ---------------------------------------                  Director                                     November ___, 1994
William G. Heckman



- ---------------------------------------                  Director                                     November ___, 1994
James B. Malloy



- ---------------------------------------                  Director                                     November ___, 1994
Charles H. Price II



- ---------------------------------------                  Director                                     November ___, 1994
Harvey Saligman



- ---------------------------------------                  Director                                     November ___, 1994
Craig D. Schnuck



- ---------------------------------------                  Director                                     November ___, 1994
Robert W. Staley



- ---------------------------------------                  Director                                     November ___, 1994
Robert L. Stark



- ---------------------------------------                  Director                                     November ___, 1994
Patrick T. Stokes



- ---------------------------------------                  Director                                     November ___, 1994
Francis A. Stroble



- ---------------------------------------                  Director                                     November ___, 1994
Joseph G. Werner


                                    II-5


           Signature                                          Title                                         Date
           ---------                                          -----                                         ----

- ---------------------------------------                  Director                                     November ___, 1994
John A. Wright

                                   *By     /s/    Thomas H. Jacobsen
                                      ____________________________________
                                      Thomas H. Jacobsen, Attorney-in-fact

Thomas H. Jacobsen, by signing his name hereto, does sign this document on behalf of the persons named above, pursuant to a power of attorney duly executed by such persons, filed herewith as Exhibit 24.1.

                                                      EXHIBIT INDEX
 Exhibit
 Number                                                 Description                            Page
 -------                                                -----------                            ----

 2.1 Amended and Restated Agreement and Plan of Merger dated as of November 1, 1994 by and among MBI, ABNK and Central Mortgage.

 2.2 Investment Agreement dated as of September 21, 1994 by and between MBI and Central Mortgage.

 2.3      Option dated September 21, 1994 granted to MBI by Central
          Mortgage.

 2.4 Form of Voting Agreement dated as of September 21, 1994 by and between MBI and certain directors of Central Mortgage.

 3.1 MBI's Restated Articles of Incorporation, as amended and currently in effect (filed as Exhibit 3(i) to MBI's Quarterly
          Report on Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

 3.2 MBI's By-Laws, as amended and currently in effect (filed as Exhibit 3(ii) to MBI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993 and incorporated herein by reference).

 4.1 Form of Indenture Regarding Subordinated Securities between MBI and The First National Bank of Chicago, Trustee (filed as
          Exhibit 4-1 to MBI's Report on Form 8-K dated September 24,
          1992 and incorporated herein by reference).

 4.2      Rights Agreement dated as of May 23, 1988 between MBI and
          Mercantile Bank, as Rights Agent (including as exhibits thereto the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock and the form of Right Certificate) (filed on May 24, 1988 as Exhibits 1 and
          2 to MBI's Registration Statement on Form 8-A, and incorporated herein by reference).

 4.3      Form of Indenture between Ameribanc, Inc. and First Trust
          Company, Inc., Trustee (filed as Exhibit 4.4 to MBI's
          Registration No. 33-63196 and incorporated herein by reference).

 4.4      First Supplemental Indenture by and among Mercantile
          Bancorporation Inc., Mercantile Acquisition Corporation I and
          First Trust National Association (filed as Exhibit 4.5 to MBI's
          Registration No. 33-63196 and incorporated herein by reference).

 5.1 Opinion of Thompson & Mitchell as to the legality of the securities being registered.

 8.1 Opinion of Thompson & Mitchell regarding certain tax matters in the Merger.

10.1      The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan
          (filed on April 28,

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
                                                      EXHIBIT INDEX
 Exhibit
 Number                                                 Description                            Page
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
          1994 as Appendix B to the Definitive Proxy
          Materials of Registrant and incorporated herein by reference).

10.2      The Mercantile Bancorporation Inc. 1994 Executive Incentive
          Compensation plan (filed on April 28, 1994 as Appendix C to the
          Definitive Proxy Materials of Registrant and incorporated herein by reference).

10.3      The Mercantile Bancorporation Inc. 1994 Voluntary Deferred
          Compensation Plan (filed on April 28, 1994 as Appendix D to the
          Definitive Proxy Materials of Registrant and incorporated herein by reference).

10.4 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan for Non-Employee Directors (filed on April 28, 1994 as Appendix
          E to the Definitive Proxy Materials of Registrant and incorporated herein by reference).

23.1 Consent of KPMG Peat Marwick LLP with regard to use of its report on MBI's financial statements.

23.2 Consent of Baird, Kurtz & Dobson with regard to the use of its report on Central Mortgage's financial statements.

23.3      Consent of Thompson & Mitchell (included in Exhibit 5.1).

23.4      Consent of Stifel, Nicolaus & Company, Incorporated.

24.1      Power of Attorney.

99.1      Form of Proxy for the Special Meeting of Shareholders of
          Central Mortgage to be held on -----------------, 1995.

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